As filed with the Securities and Exchange Commission on April 18, 2007

Registration No. 333-116386
811-09076

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Post-Effective Amendment No. 6                          [ X ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 13                                                 [ X ]

CARILLON LIFE ACCOUNT
Registrant

THE UNION CENTRAL LIFE INSURANCE COMPANY
Depositor
1876 Waycross Road, Cincinnati, OH 45240
(513) 595-2600

Copy to:
John M. Lucas	Ann. D. Diers
Second Vice President, Counsel and Secretary	Director and Associate Counsel
The Union Central Life Insurance Company	Ameritas Life Insurance Corp.
1876 Waycross Road	5900 "O" Street
Cincinnati, Ohio 45240	Lincoln, Nebraska 68510
513-595-2826	402-467-7847
Name and Address of Agent for Service

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

It is proposed that this filing will become effective (check appropriate box)

[   ]     immediately upon filing pursuant to paragraph (b) of Rule 485
[X]      on May 1, 2007 pursuant to paragraph (b) of Rule 485
[   ]     60 days after filing pursuant to paragraph (a)(1) of Rule 485
[   ]     on        pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[   ]     this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:  "Excel Accumulator" Variable Universal Life Insurance


PROSPECTUS

Excel Accumulator Variable Universal Life Insurance

THE UNION CENTRAL LIFE INSURANCE COMPANY

CARILLON LIFE ACCOUNT

Home Office:
1876 Waycross Road
Cincinnati, Ohio  45240
Telephone: 1-800-319-6902

This Prospectus describes an individual flexible premium variable universal life insurance policy offered by The Union Central Life Insurance Company called Excel Accumulator.  Under this policy, we insure the life of the person you specify, and give you flexibility in the death benefit, and amount and timing of your premium payments.  With this flexibility, you can provide for your changing insurance needs under a single policy.

You can allocate net premiums to one or more variable account investment options in the variable account, to the guaranteed account, or to both.  This Prospectus generally describes the variable account.

We will deposit the net premiums you allocate to the variable account in subaccounts of the Carillon Life Account according to your instructions.  We invest the assets of each subaccount in a corresponding portfolio of one of the following funds:

o     AIM Variable Insurance Funds
o      The Alger American Fund
o      American Century Variable Portfolios, Inc.
o      Calvert Variable Series Ameritas Portfolios
o      Calvert Variable Series Portfolios
o      DWS Variable Series I
o      DWS Variable Series II
o      Fidelity Variable Insurance Products Trust
o      Franklin Templeton Variable Insurance Products Trust
o      MFS Variable Insurance Trust
o      Oppenheimer Variable Account Funds
o      Seligman Portfolios, Inc.
o      Summit Mutual Funds, Inc.
o      Third Avenue Variable Series Trust
o      The Universal Institutional Funds, Inc.

To learn more about the portfolios, see their accompanying prospectuses.

An investment in the policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank, nor is the policy federally insured by the Federal Deposit Insurance Corporation or any other government agency.  An investment in the policy involves certain risks, including the risk that you could lose your premium payments.

The Securities and Exchange Commission has not approved or disapproved this policy or determined that this prospectus is accurate or complete.  It is a criminal offense to state otherwise.

This Prospectus does not constitute an offering in any place where it would be illegal to make it.  We have not authorized any person to make any representations in connection with the offering other than those in this Prospectus, the prospectuses for the portfolios, or related Statements of Additional Information.

Please Read This Prospectus Carefully and Retain It for Future Reference

The Date of this Prospectus is May 1, 2007.

PROSPECTUS CONTENTS

PROSPECTUS	1
Excel Accumulator Variable Universal Life Insurance	1
SUMMARY OF POLICY BENEFITS AND RISKS	5
Contract Benefits and Risks	5
Portfolio Risks	7
Fee Tables	7
GENERAL INFORMATION ABOUT UNION CENTRAL, THE SEPARATE ACCOUNT AND THE PORTFOLIOS	12
The Union Central Life Insurance Company	12
Carillon Life Account	12
The Portfolios	12
GUARANTEED ACCOUNT	15
Minimum Guaranteed and Current Interest Rates	16
Calculation of Guaranteed Account Value	16
Transfers from the Guaranteed Account	16
Payment Deferral from the Guaranteed Account	16
CHARGES AND DEDUCTIONS	16
Premium Expense Charge	16
Monthly Deduction	17
Cost of Insurance Charge	17
Daily Mortality and Expense Risk Charge	19
Transfer Charge	20
Surrender Charge	20
Sales Surrender Charge	20
Administrative Surrender Charge	20
Fund Expenses	21
Income Tax Charge	21
Special Arrangements	21
CONTRACT DESCRIPTION	22
Eligible Purchasers	22
Owner Rights	22
Net Premium Allocations	23
Allocation Rules	23
Transfer Privilege	23
Minimum Amount of Transfers	23
Timing of Transfers	23
Limits on Transfers	23
Charges for Transfers	24
Methods of Transfers	24
Conversion Right	24
Excessive Trading	25
Selecting and Changing the Beneficiary	26
Limits on Rights to Contest the Policy	26
Incontestability	26
Suicide Exclusion	26
Supplemental and/or Rider Benefits	27
Changes in the Policy or Benefits	29
Participating	29
PURCHASING YOUR POLICY	29
Applying for a Policy	29
Free Look Right to Cancel the Policy	29
PREMIUMS	30
Planned Periodic Premiums	30
Minimum No Lapse Period	31
Premium Payments Upon Increase in Specified Amount	31
Grace Period	32
Crediting Net Premiums	32
Dollar Cost Averaging Plan	32
Portfolio Rebalancing Plan	32
Earnings Sweep Plan	33
Model Asset Allocation Program	33
POLICY VALUES	34
Determining Account Value	34
Subaccount Values	34
Determination of Unit Value	35
Net Investment Factor	35
Guaranteed Account	36
Loan Account	36
Cash Value	36
Cash Surrender Value	36
DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT	36
Amount of Death Benefit Proceeds	36
Death Benefit Options	36
Enhanced Death Benefit Option	37
Use of Accounting Benefit Rider and Supplemental Coverage Rider	37
Accounting Benefit Rider	37
Supplemental Coverage Rider	38
Changes in Death Benefit Option	39
Changes in Specified Amount	39
When Proceeds Are Paid	40
Payment Options	40
CASH BENEFITS	40
Loans	40
Interest	40
Policy Debt	41
Loan Collateral	41
Loan Repayment; Effect if Not Repaid	41
Effect of Policy Loan	41
Surrendering the Policy for Cash Surrender Value	42
Partial Cash Surrenders	42
LAPSE AND REINSTATEMENT	42
Lapse	42
Reinstatement	43
TAX CONSIDERATIONS	43
DISTRIBUTION OF THE POLICIES	46
LEGAL PROCEEDINGS	46
FINANCIAL STATEMENTS	46
APPENDIX A -- GLOSSARY OF TERMS	47
APPENDIX B -- ILLUSTRATIONS	48
APPENDIX C -- DISCLAIMERS	61

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS

General Information and History	2
Multiple Beneficiaries	2
Additional Information about Operation of Contracts and Carillon Life Account	2
Reports to Policy Owners	2
Assignment	2
Distribution of the Policies	3
Custody of Assets	4
Independent Auditors and Registered Public Accounting Firms	4
Asset Allocation Program	5

Appendix A (Guideline Premium and Cash Value Accumulation Test Factors)	A-1
Appendix B (Enhanced Death Benefit Option Tables)	B-1
Financial Statements of Carillon Life Account and of Union Central follow Page B-6

SUMMARY OF POLICY BENEFITS AND RISKS

Please read this summary.  There are more detailed explanations of these topics in the sections identified in the table of contents above.  Unless we indicate otherwise, in describing your policy in this Prospectus, we assume that your policy is in force and that you have no outstanding policy debt.

We designed your policy to be a long‑term investment that provides insurance benefits.  You should evaluate your policy based on your need for insurance, and your policy's long‑term investment potential.  It might not be to your advantage to replace your existing insurance coverage with this policy.  If you already have life insurance, it might not be to your advantage to use loan proceeds or withdrawal proceeds from another policy to purchase this policy.  Purchasing this policy is not appropriate if you are looking for a short-term investment, and a few of the policy's features might not be suitable for your situation.  If you surrender the policy during its early years, you will pay substantial surrender charges.

Contract Benefits and Risks

Your policy offers you many benefits and presents you with certain risks.

Your policy offers you the benefits of:

  insurance coverage on a person's life; proceeds under the policy can pass free of federal and state income tax at the death of the insured;
  allocating your net premiums to various investment options that cover a broad spectrum of investment objectives and risk tolerances that may, if and when investment performance is positive, help you increase your account value at a faster rate than you could expect in a fixed life insurance product paying a fixed rate of interest on your net premium payments;
  reallocating your account value through dollar-cost averaging, portfolio rebalancing, and our earnings sweep plans; these plans do not assure a profit nor protect against an investment loss;
  choosing among various supplemental riders including a term insurance for other insured persons rider, no-lapse rider, and an accelerated benefits rider that provide additional optional features (they are described beginning on page 27);
  our guarantee to keep your policy in force during the first three policy years as long as you meet the minimum no-lapse premium requirement;
  obtaining current information about your policy and performing certain functions related to your policy through our Service Central Internet system (which is described on page 24);
  receivingpersonalized illustrations in connection with the purchase of this policy that reflect your own particular circumstances.  These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse and the charges and deductions under the policy.  They will also help you to compare this policy to other insurance policies.  The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value;
  selecting from three death benefit options available under your policy:  a level death benefit ("Option A"), a death benefit that includes the account value ("Option B"), or a death benefit that guarantees return of premiums ("Option C"); and you can change your death benefit option;
  after the first policy year, borrowing against your policy for up to 90% of your account value in the variable account and 100% of your account value in the guaranteed account, minus any applicable surrender charge and loan interest to the annual date; if you do, we will transfer an amount equal to the loan from the variable account and the guaranteed account to the loan account as collateral for the loan; we will charge interest on the loan and will credit interest on amounts in the loan account;
  taking a full or partial cash surrender of at least $100 from your policy at any time before the insured's death, subject to applicable fees and limits; and
  decidinghow we pay proceeds under the policy; we may pay cash surrender value or the death benefit proceeds as a lump sum or under one of our payment options.

Buying your policy also exposes you to the risk that:

  you may want to take cash value out of your policy by taking a partial cash surrender or a loan from your policy during the early policy years when your cash surrender value is likely to be too low to permit you to do so;
  we do not guarantee any minimum cash surrender value;
  ifthe value of your policy can no longer cover the policy's monthly charges and any loan interest due, your policy will be in default and a grace period will begin.  There is a risk that if partial cash surrenders, loans, and charges reduce your account value to too low an amount and/or if the investment experience of your selected subaccounts is unfavorable, then your policy could terminate.  In that case, you will have a 61‑day grace period to make a sufficient payment.  If you do not make a sufficient payment before the grace period ends, your policy will terminate (lapse) without value; all rights and benefits under your policy, including your insurance coverage, will end.  If your policy lapses while loans are outstanding, adverse tax consequences may result.  After your policy terminates, you may reinstate your policy within five years subject to certain conditions;
  if your policy lapses, you may find it difficult to replace the life insurance coverage for a similar cost when the insured is at an older age and possibly in poorer overall health;
  loans and partial cash surrenders may significantly affect current and future account value, cash surrender value, and death benefit proceeds;
  webelieve that a policy issued on a standard basis should satisfy applicable federal tax law requirements to qualify as a life insurance policy.  There is less guidance, however, with respect to a policy issued on a substandard basis (i.e., a rate class with extra rating involving higher than standard mortality risk) and it is not clear whether such a policy will in all cases satisfy the applicable requirements.  If it is subsequently determined that your policy does not satisfy the applicable requirements, we may take appropriate steps to bring your policy into compliance with such requirements and we reserve the right to modify your policy as necessary in order to do so.
  dependingon the total amount of premiums you pay, the policy may be treated as a modified endowment contract (MEC) under federal tax laws.  If this occurs, partial cash surrenders, as well as policy loans, will be taxable as ordinary income to the extent there is a gain in the policy.  In addition, a 10% penalty tax may be imposed on the gain received from full and partial cash surrenders, and loans.  You should consult a tax adviser for assistance in all tax matters involving your policy.  There is a further discussion of the tax consequences of your life insurance policy being treated as a modified endowment contract in the Tax Considerations section on page 43.
  we may not have adequate claims-paying ability to the extent amounts are payable from our guaranteed account at the time the insured person dies or you surrender your policy; and
  ourgeneral liabilities and general account investment performance may hinder our ability to pay an interest rate in excess of the guaranteed interest rate for the guaranteed account.

Portfolio Risks

Additional information concerning the investment objectives and policies of the portfolios, as well as risks, can be found in the current portfolio prospectuses that accompany this Prospectus.  You should read the prospectuses for the portfolios carefully before making any decision about the allocation of your net premiums.

Fee Tables

The following tables describe the fees and expenses that you may pay when buying and owning the policy.  If the amount of the charge depends on the personal characteristics of the insured, then the fee table lists the minimum and maximum charges we assess under the policy, and the fees and charges of an insured with the characteristics set forth below.  These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that you will pay when buying the policy, paying premiums, making partial cash surrenders from the policy, surrendering the policy, transferring account value among the subaccounts and the guaranteed account, or taking a loan.

TRANSACTION FEES
Charge[1]	When Charge is Deducted	Guaranteed Maximum Amount Deducted	Current Amount Deducted
Sales Charge Imposed on Premiums (Load)	when premiums are paid	4% of premium paid during first 10 policy years; 2% of premium paid thereafter	2% for all policy years
Premium Tax Charge	when premiums are paid	2.5% of premium paid	2.0% of premium paid
Sales Surrender Charge (Load)[2,3]	at time of surrender or lapse until end of 10th policy year	26.0% of premiums paid up to sales surrender premium shown in policy (during the first five policy years)	same as guaranteed maximum amount
Minimum and Maximum Administrative Surrender Charge[2,4]	at time of surrender or lapse during the first 10 policy years and 10 years following an increase in specified amount	$0.50 to $7.50 per $1000 of base specified amount (during the first five policy years)	same as guaranteed maximum amount
Administrative Surrender Charge for a 36-year old male insured [2]	at time of surrender or lapse during the first 10 policy years and 10 years following an increase in specified amount	$3.50 per $1000 of base specified amount (during the first five policy years)	same as guaranteed maximum amount
Transfer Fees	when transfers are made	$15 per transfer	$10 per transfer after the first 12 per policy year; the first 12 per policy year are free
Loan Interest Spread[5]	at the end of each policy year, or upon death, policy lapse, or surrender, if earlier	1.50% annually of amount in the loan account during the first ten policy years; .50% thereafter	1.50% annually of amount in the loan account during the first ten policy years; 0% thereafter

1  Wedo not currently assess any charge for income taxes incurred as a result of the operations of the subaccounts of the separate account.  We reserve the right, however, to assess a charge for such taxes against the subaccounts if we determine that income taxes will be incurred.

2   The surrender charge has two components:  a sales surrender charge and an administrative surrender charge.  The sales surrender premium on which the sales surrender charge is based varies based on issue age , gender, specified amount, and rate class applicable to the insured.  Your maximum sales surrender premium is stated in your policy.  The administrative surrender charge component varies based on issue age (or age at the time of an increase in specified amount) and the policy year in which the charge is imposed.  The surrender charges shown may not be typical of the charges you will pay.  Please see your policy for more information about the surrender charge that applies to you.  You may obtain more information about your surrender charge from your agent or by contacting us at 1-800-319-6902.

3   The sales surrender charge declines after the fifth policy year based on the policy year to zero after the 10th policy year.  The minimum sales surrender premium is $0.65 per $1000 of specified amount for a female, 1-year-old, tobacco insured; the maximum sales surrender premium is $32.00 per $1000 of specified amount for a male, 75-year-old, tobacco insured.

4  The maximum charge occurs during policy years 1 through 5 and is based on the following characteristics: for issue ages 0 to 9, $0.50 per $1000; for issue ages 10 to 19, $1.50 per $1000; for issue ages 20 to 29, $2.50 per $1000;  for issue ages 30 to 39, $3.50 per $1000; for issue ages 40 to 49, $4.50 per $1000; for issue ages 50 to 59, $5.50 per $1000; for issue ages 60 to 69, $6.50 per $1000; and for issue ages 70 and higher, $7.50 per $1000.  The rates apply during the first five policy years and then decline monthly to zero at the end of the 10th policy year.

5  The loan interest spread is the difference between the amount of interest we charge you for a loan (currently 4.50%, during the first ten policy years and 3.00% thereafter compounded annually) and the amount of interest we credit to the amount in your loan account (currently 3.00%).

This table describes the fees and expenses that you will pay periodically during the time that you own your policy, not including portfolio fees and expenses.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES
Charge	When Charge is Deducted	Guaranteed Maximum Amount Deducted	Current Amount Deducted
Cost of Insurance[6,7]	On the policy date, and each monthly date thereafter	$.06 per $1000 of risk amount to $83.33 per $1000 of risk amount	$.06 per $1000 of risk amount to $35.91 per $1000 of risk amount
Cost of Insurance for the following insured:[6] male, 36-year-old standard non-tobacco, $300,000 specified amount, Death Benefit Option A, first year of policy	On the policy date, and each monthly date thereafter	$.15 per $1000 in risk amount	$.13 per $1000 of risk amount
Monthly Administrative Charge	On the policy date and each monthly date thereafter	$25.00 during the first policy year; $10.00 thereafter	$7.00 for policies with specified amount of less than $250,000; $5.00 for policies with specified amount $250,000 and over
Mortality and Expense Risk Charge	On the policy date and each day thereafter	.75% of account value on an annual basis in the separate account first 10 policy years; .25% of account value on an annual basis in the separate account thereafter	same as guaranteed

6   The cost of insurance rate varies based on the insured's issue age (or age at increase of specified amount), gender, rate class,  specified amount and policy year.  The cost of insurance charge is calculated based on the risk amount.  The current cost of insurance charges may be less than those shown above.  Generally, current cost of insurance charges are lower for policies with a specified amount of $250,000 or more.  If you elect either or both the Accounting Benefit Rider ("ABR") ("Term Insurance Rider" in Massachusetts and New York) and the Supplemental Coverage Rider ("SCR") to supplement your insurance coverage under the policy, your cost of  insurance charge will be affected.  (See the rider charges table below, where the rates for cost of insurance of each rider is disclosed, and also "Use of Accounting Benefit Rider and Supplemental Coverage Rider," page 37. ).  During the early years of the policy, the ABR will provide lower current cost of insurance rates than available under the base policy.  The SCR will  provide lower current cost of insurance rates in all policy years.  Use of the riders can lower the cost of insurance charge you would otherwise pay for a given amount of insurance coverage.  If you elect to use the ABR, there is a specified amount charge per thousand of ABR specified amount that varies by gender, rate class, issue age, policy year and death benefit option.  There are no monthly charges for the SCR, other than a cost of insurance charge.  The cost of insurance charges shown in the table may not be representative of the charges you will pay.  Please see your policy for more information about the cost of insurance that applies to you.  You may obtain more information about your cost of insurance charge from your agent or by contacting us at 1-800-319-6902.

7 Theminimum charge is based on an insured with the following characteristics: issue age 10, female, non-tobacco; the maximum charge is based on an insured with the following characteristics:  attained age 99, male, tobacco.

Optional Rider Charges	When Charge is Deducted	Guaranteed Maximum Amount Deducted
Minimum and Maximum Term Rider for Other Insured Persons[7,8]	On the rider issue date and each monthly date thereafter	$.06 to $83.33 per $1000 of rider coverage
Term Rider for Other Insured Persons charges for the following insured:[8] an "other insured person" who is female, age 36, standard non tobacco, $300,000 specified amount of rider coverage	On the rider issue date and each monthly date thereafter	$.13 per $1000 of rider coverage
Accounting Benefit Rider ("Term Insurance Rider" in Massachusetts and New York)[9] Minimum and Maximum Cost of Insurance Charge [7] Minimum and Maximum Specified Amount Charge[10]	On the policy issue date and each monthly date thereafter	$.06 to $83.33 per $1000 of ABR risk amount $0.00 to $1.54 per $1000 of ABR specified amount

Accounting Benefit Rider ("Term Insurance Rider" in Massachusetts and New York)charges for the following insured:[9]

a male,  36-year old standard non-tobacco

  Cost of Insurance Charge

Specified Amount Charge

	On the policy issue date and each monthly date thereafter	$.15 per $1000 of ABR risk amount $.07 per $1000 of ABR specified amount
Minimum and Maximum Charges for Guaranteed Insurability Option Rider[11]	On the rider issue date and each monthly date thereafter	$.06 to $.19 per $1000 of rider coverage
Guaranteed Insurability Option Rider charges for the following insured: [11] a male, 36 year old	On the rider issue date and each monthly date thereafter	$.19 per $1000 of rider coverage
Minimum and Maximum Cost of Insurance Charge for Supplemental Coverage Rider[7,12]	On the rider issue date and each monthly date thereafter	$.06 to $83.33 per $1000 of SCR risk amount
Cost of Insurance Charge for Supplemental Coverage Rider for the following insured: [12] a male, 36 year old standard non tobacco, $300,000 specified amount, Death Benefit Option A	On the rider issue date and each monthly date thereafter	$.16 per $1000 of SCR risk amount
Minimum and Maximum Charges for Accidental Death Benefit Rider[13,14]	On the rider issue date and each monthly date thereafter	$.02 per $1000 to $.13 per $1000 of rider coverage
Accidental Death Benefit Rider charges for the following insured:[13] a male, 36 year old	On the rider issue date and each monthly date thereafter	$.07 per $1000 of rider coverage
Minimum and Maximum Charges for Total Disability Benefit Rider--Waiver of Monthly Deduction[15,16]	On the rider issue date and each monthly date thereafter	$1.64 to $17.28 per $100 of monthly deduction waived
Total Disability Benefit Rider--Waiver of Monthly Deduction for the following insured:[15] a male, 36 year old standard non tobacco	On the rider issue date and each monthly date thereafter	$2.34 per $100 of monthly deduction waived
Minimum and Maximum Charges for Total Disability Benefit Rider--Policy Continuation to Maturity Date Not Guaranteed[16,17]	On the rider issue date and each monthly date thereafter	$.84 to $8.64 per $100 of monthly benefit
Total Disability Benefit Rider--Policy Continuation to Maturity Date Not Guaranteed for the following insured:[17] a male, 36 year old standard non tobacco	On the rider issue date and each monthly date thereafter	$1.17 per $100 of monthly benefit
Children's Insurance Rider	On the issue date and each monthly date thereafter	$.48 per $1000 of rider coverage
Enhanced Death Benefit Option		No charge for electing the enhanced death benefit, but your cost of insurance may increase if you elect it
No Lapse Rider		No charge
Insurance Exchange Rider[18]		No charge
Accelerated Benefit Rider		No charge for the rider; a 0.5% administrative fee on the amount advanced [19]
Scheduled Increase Option Rider for the Insured		No charge
Paid-Up Life Insurance Benefit Endorsement	When Benefit Elected	3.5% of account value

8 Theterm rider for other insured persons varies based on the insured's issue age (or age at increase of specified amount), gender, rate class, risk amount, and duration.  The term rider charges shown in the table may not be representative of the charges you will pay.  Please see your policy for more information about the term rider for other insured persons charge that applies to you.  You may obtain more information about your term rider charge from your agent or by contacting us at 1-800-319-6902.

9  The cost of insurance component of the accounting benefit rider ("Term Insurance Rider" in Massachusetts and New York) varies based on the insured's issue age (or age at increase of ABR specified amount), gender, rate class, risk amount and duration.  The specified amount cost component of the accounting benefit rider varies based on the insured's issue age (or age at increase of specified amount), gender, rate class, specified amount allocated to the accounting benefit rider, and duration.  The accounting benefit rider charges shown in the table may not be representative of the charges you will pay.  Please see your policy for more information about the accounting benefit rider for other insured persons charge that applies to you.  You may obtain more information about your accounting benefit rider charge from your agent or by contacting us at 1-800-319-6902.

10 Theminimum ABR specified amount charge is based on an insured with the following characteristics:  issue age 0, male, tobacco; the maximum charge is based on an insured with the following characteristics: issue age 75, male, tobacco.

11 The guaranteed insurability option rider varies based on the insured's issue age.  The guaranteed insurability option rider charges shown in the table may not be representative of the charges you will pay.  Please see your policy for more information about the guaranteed insurability option rider charge that applies to you.  You may obtain more information about your guaranteed insurability option rider charge from your agent or by contacting us at 1-800-319-6902.

12 The cost of insurance charge for the Supplemental Coverage rider varies based on the insured's issue age (or age at increase of specified amount), gender, rate class, SCR risk amount and duration.  The SCR cost of insurance charges shown in the table may not be representative of the charges you will pay.  Please see your policy for more information about the SCR cost of insurance that applies to you.  You may obtain more information about your SCR cost of insurance charge from your agent or by contacting us at 1-800-319-6902.

13 Theaccidental death benefit rider varies based on insured's issue age, gender, and duration.  The accidental death benefit rider charges shown in the table may not be representative of the charges you will pay.  Please see your policy for more information about the accidental death rider charge that applies to you.  You may obtain more information about your term rider charge from your agent or by contacting us at 1-800-319-6902.

14 Theminimum charge is based on an insured with the following characteristics:  issue age 2, female; the maximum charge is based on an insured with the following characteristics:  issue age 69, male.

15 Thetotal disability benefit rider -- waiver of monthly deduction rider varies based on the amount of your policy's monthly deduction.  The total disability benefit rider -- waiver of monthly deduction charges shown in the table may not be representative of the charges you will pay.  Please see your policy for more information about the total disability benefit rider -- waiver of monthly characteristics charge that applies to your policy.  You may obtain more information about your total disability benefit rider -- waiver of monthly deduction charge from your agent or by contacting us at 1-800-319-6902.

16 Theminimum charge is based on an insured with the following characteristics:  issue age 0, male, tobacco; the maximum charge is based on an insured with the following characteristics: issue age 59, male, tobacco.

17 Thetotal disability benefit rider -- policy continuation to maturity date not guaranteed rider varies based on the monthly disability benefit you select at the time you add the rider to your policy.  The total disability benefit rider --policy continuation to maturity date not guaranteed rider charges shown in the table may not be representative of the charges you will pay.  Please see your policy for more information about the total disability benefit rider -- policy continuation to maturity date not guaranteed charge that applies to you.  You may obtain more information about your total disability benefit rider -- policy continuation to maturity date not guaranteed rider charge from your agent or by contacting us at 1-800-319-6902.

18 While there is no charge to add this rider, an insurance exchange could result in a cost or credit to the owner, depending both on whether the substitute insured has higher or lower costs of insurance, due to age, gender, and rate class, than the original insured, and on which policy type the owner selects.

19 While there is no charge to add this rider, if you request an accelerated benefit, the advance and any premiums we pay on your behalf after you get the advance will be subject to loan interest.  We do not currently charge the 0.5% administrative fee.

*                      *                      *

This table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own your policy.  The fees and expenses are for the fiscal year ended December 31, 2006, and are shown .  Expenses of the portfolios may be higher in the future.  More detail about each portfolio's fees and expenses is contained in the portfolio's prospectus.

  TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES

                                       Minimum                                Maximum
                                         0.43%                                      1.32%

Expenses that are deducted from portfolio company assets including management fees, distribution and/or service 12b-1 fees and other expenses.  Class 12b-1 shares of certain funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees out of fund assets to those who sell and distribute fund shares.  In addition to 12b-1 fees, we receive from some of our participating investment advisers annual revenue sharing of between .05% and .25% of subaccount assets for providing various shareholder support services.  For further information concerning compensation paid for the sale of the policies, see "Distribution of the Policies" on page 46.

The portfolio expenses used to prepare this table were provided to Union Central by the funds.  Union Central has not independently verified such information.

GENERAL INFORMATION ABOUT UNION CENTRAL,
THE SEPARATE ACCOUNT AND THE PORTFOLIOS

The Union Central Life Insurance Company

Union Central issues the policies.  We are a stock life insurance company organized under the laws of the State of Ohio in 1867.  We primarily sell life and disability insurance and annuities and we are currently licensed to do business in all states and the District of Columbia.  The policy is available in all states, subject to certain state variations.

On January 1, 2006, The Union Central Life Insurance Company, an Ohio mutual life insurance company, converted to an Ohio stock life insurance subsidiary of a newly formed Ohio mutual insurance holding company.  The new Ohio mutual insurance holding company immediately merged with and into Ameritas Acacia Mutual Holding Company, a Nebraska mutual insurance holding company, pursuant to an Agreement and Plan of Merger dated January 28, 2005.  Upon consummation of the merger, Ameritas Acacia Mutual Holding Company changed its name to UNIFI Mutual Holding Company, and Union Central became an indirect wholly-owned subsidiary of UNIFI Mutual Holding Company.

Carillon Life Account

We established Carillon Life Account (the "separate account") as a separate investment account under Ohio law on July 10, 1995.  It supports your policy and may be used to support other variable life insurance policies, and for other purposes permitted by law.  We own the assets in the separate account.  The separate account is divided into subaccounts which invest in shares of the portfolios.  Income, gains and losses of the separate account reflect the separate account's investment experience and not the investment experience of our other assets.  The assets of the separate account may not be charged with liabilities of Union Central other than those arising from the variable life policies.  We are obligated to pay all benefits provided under your policy.

The Portfolios

Subaccounts of the separate account currently invest in the designated portfolios of the funds, as shown in the chart below.

The investment experience of each subaccount of the separate account depends on the investment performance of its corresponding portfolio.  Each portfolio is registered with the SEC under the Investment Company Act of 1940 (the"1940 Act") as a series of an open-end diversified investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the portfolios.  The assets of each portfolio are separate from assets of the others, and each portfolio has different investment objectives and policies.  As a result, each portfolio operates independently and the investment performance of one portfolio has no effect on the investment performance of any other portfolio.  The investment objective of each portfolio is stated in the portfolio prospectus.

CARILLON LIFE ACCOUNT PORTFOLIOS
PORTFOLIOS	FUND TYPE	INVESTMENT ADVISER
AIM V.I. Basic Balanced Fund, Series I	balanced (equities and bonds)	A I M Advisors, Inc.
AIM V.I. Basic Value Fund, Series I	large cap value	A I M Advisors, Inc.
AIM V.I. Capital Appreciation Fund, Series I	large cap growth	A I M Advisors, Inc.
Alger American Leveraged AllCap Portfolio, Class O	large cap growth	Fred Alger Management, Inc.
Alger American MidCap Growth Portfolio, Class O	mid cap growth	Fred Alger Management, Inc.
American Century VP Income & Growth Fund, Class I	large cap value	American Century Investment Management, Inc.

American Century VP International Fund, Class I	international (large cap growth)	American Century Investment Management, Inc.
American Century VP Value Fund, Class I	large cap value	American Century Investment Management, Inc.
Ameritas Core Strategies Portfolio	growth and secondarily, income	Calvert Asset Management Company, Inc.
CVS Income Portfolio	income	Calvert Asset Management Company, Inc.
DWS Capital Growth VIP Portfolio, Class A	large cap growth	Deutsche Investment Management Americas, Inc.
DWS Money Market VIP Portfolio, Class A	money market	Deutsche Investment Management Americas, Inc.
Fidelity VIP ® Contrafund ® Portfolio, Initial Class	long-term capital	Fidelity Management & Research Company
Fidelity ®VIP Equity‑Income Portfolio, Initial Class	income to exceed composite yield of securities in S&P 500	Fidelity Management & Research Company
Fidelity ® VIP High Income Portfolio, Initial Class	income and growth	Fidelity Management & Research Company
FTVIPT Templeton Foreign Securities Fund, Class 2	international (large cap value)	Templeton Investment Counsel, LLC
FTVIPT Templeton Growth Securities Fund, Class 2	global (large cap value)	Templeton Global Advisors Limited
MFS VIT High Income Series, Initial Class	high yield (junk) bonds	Massachusetts Financial Services Company
MFS VIT New Discovery Series, Initial Class	small cap growth	Massachusetts Financial Services Company
MFS VIT Total Return Series, Initial Class	balanced (equities and bonds)	Massachusetts Financial Services Company
Oppenheimer Capital Appreciation Fund/VA, Non-Service Shares	large cap growth	OppenheimerFunds, Inc.
Oppenheimer Global Securities Fund/VA, Non-Service Shares	global (large cap growth)	OppenheimerFunds, Inc.
Oppenheimer Main Street Fund/VA, Non-Service Shares	large cap core	OppenheimerFunds, Inc.
Seligman Communications and Information Portfolio, Class 2	sector concentration: communications, information and related industries	J. & W. Seligman & Co. Incorporated
Seligman Smaller-Cap Value Portfolio, Class 2	small cap value	J. & W. Seligman & Co. Incorporated
Summit Balanced Index Portfolio	balanced (equities and bonds)	Summit Investment Partners, Inc.
Summit Bond Portfolio	bond	Summit Investment Partners, Inc.
Summit EAFE International Index Portfolio	index: MSCI EAFE (international)	Summit Investment Partners, Inc.
Summit Lehman Aggregate Bond Index Portfolio	index: Lehman Aggregate Bond (bond)	Summit Investment Partners, Inc.
Summit Nasdaq-100 Index Portfolio	index: Nasdaq-100 (large cap growth)	Summit Investment Partners, Inc.
Summit Natural Resources Portfolio	sector concentration: natural resources	Summit Investment Partners, Inc.

Summit Russell 2000 Small Cap Index Portfolio	index: Russell 2000 (small cap blend)	Summit Investment Partners, Inc.
Summit S&P MidCap 400 Index Portfolio	index: S&P MidCap 400 Index (mid cap blend)	Summit Investment Partners, Inc.
Summit S&P 500 Index Portfolio	index: S&P 500 (large cap blend)	Summit Investment Partners, Inc.
Summit Zenith Portfolio	large cap value	Summit Investment Partners, Inc.
Third Avenue Value Portfolio	long-term capital appreciation	Third Avenue Management LLC
UIF Core Plus Fixed Income Portfolio, Class I	bond	Morgan Stanley Investment Management, Inc. (doing business in this instance as Van Kampen)
UIF U.S. Real Estate Portfolio, Class I	sector concentration: REIT	Morgan Stanley Investment Management, Inc. (doing business in this instance as Van Kampen)

There is no assurance that any of the portfolios will achieve their respective stated objectives.  In addition, you should know that during extended periods of low interest rates, the yields of the DWS Money Market VIP may also become extremely low and possibly negative.

Distinctions Between the Portfolios and Other Funds from the Same Investment Adviser.  The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other funds with similar names that may be managed by the same investment adviser.  These other funds may be sold to the public and may have their performance results reported in the financial press.  The investment results of the portfolios, however, are not likely to be reported in the financial press because they are used exclusively for the investment of money from variable insurance products like your policy.  The portfolios may have higher or lower investment results than the other publicly reported funds.  There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other fund, even if the other fund has the same investment adviser.

Addition, Deletion or Substitution of Investments.  We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the separate account or that the separate account may purchase.  If the shares of a portfolio are no longer available for investment or if in our judgment further investment in any portfolio should become inappropriate in view of the purposes of the separate account, we may redeem the shares, if any, of that portfolio and substitute shares of another registered open‑end management company or unit investment trust without owner consent.  The substituted portfolio may have different investment objectives, fees and expenses.  Substitution may be made with respect to existing investments or the investment of future premium payments, or both.  We will not substitute any shares attributable to your policy's interest in the separate account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.  We may close subaccounts to allocations of premium payments or account value, or both, at any time, in our sole discretion.

We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in shares corresponding to a new portfolio or in shares of another investment company having a specific investment objective.  Subject to applicable law and any required SEC approval, we may in our sole discretion establish new subaccounts or eliminate one or more subaccounts if marketing needs, tax considerations or investment conditions warrant.  Any new subaccount may be made available to existing policy owners on a basis we will determine.

If any of these substitutions or changes are made, we may by appropriate endorsement change the policy to reflect the substitution or other change.  If we deem it to be in the policy owners' best interests, and subject to any approvals that may be required under applicable law, the separate account may be operated as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Union Central separate accounts.  We reserve the right to make any changes to the separate account required by the 1940 Act or other applicable law or regulation.

Please note that all of the portfolios described in the portfolio prospectuses may not be available under your policy.  Moreover, we cannot guarantee that each portfolio will always be available for your policy, but in the unlikely event that a fund is not available, we will take reasonable steps to secure the availability of a comparable portfolio.  Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge.

Voting Shares in the Portfolios.  Because we are the legal owner of shares held by the subaccounts, we have the right to vote on all matters submitted to shareholders of the portfolios.  However, as required by law, we will vote shares held in the subaccounts at regular and special meetings of shareholders of the portfolios in accordance with instructions received from policy owners with accountvaluein the portfolios (this is sometimes called "pass through voting").  Should the applicable federal securities laws, regulations or interpretations thereof change, we may be permitted to vote shares of the portfolios in our own right, and if so, we may elect to do so.

To obtain your voting instructions, before a meeting we will send you voting instruction material, a voting instruction form and any other related material.  We determine the number of shares in each subaccount for which you may give voting instructions by dividing the portion of your accountvalue in the portfolio by the net asset value of one share of the applicable portfolio.  Fractional votes will be counted.  The number of votes for which you may give instructions will be determined as of the date established by the manager of the portfolio for determining shareholders eligible to vote at the relevant meeting of the portfolio.  If we do not receive timely instructions for shares held by a subaccount, we will vote them in the same proportion as those shares for which we did receive instructions.

We may, if required by state insurance officials, disregard your voting instructions if they would require shares to be voted so as to cause a change in sub‑classification or investment objectives of one or more of the portfolios, or to approve or disapprove an investment advisory agreement.  In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment advisory agreement or investment adviser of one or more of the portfolios, provided that we reasonably disapprove of such changes in accordance with applicable federal regulations.  If we ever disregard your voting instructions, you will be advised of that action and of the reasons for such action in the next semiannual report.  Finally, we reserve the right to modify the manner in which the weight to be given to pass‑through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

GUARANTEED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the guaranteed account have not been registered under the Securities Act of 1933 nor has the guaranteed account been registered as an investment company under the Investment Company Act of 1940.  Accordingly, neither the guaranteed account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the guaranteed account.  The disclosure regarding the guaranteed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

You may allocate some or all of your net premiums and transfer some or all of the account value in the variable account to the guaranteed account, which is part of our general account and pays interest at declared rates (subject to a minimum interest rate we guarantee to be at least 3%).  The principal, after deductions, is also guaranteed.  Our general account assets support our insurance and annuity obligations.

The portion of the account value allocated to the guaranteed account will be credited with interest, as described below.  Since the guaranteed account is part of our general account, we assume the risk of investment gain or loss on this amount.  All assets in the general account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

We guarantee that the guaranteed account will accumulate at a minimum effective annual interest rate of 3%.  We may credit the guaranteed account with current rates in excess of the minimum guarantee, but we are not obligated to do so.  These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates.  Since we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations to and from the guaranteed account will be credited with different current interest rates, based upon the date amounts are allocated into the guaranteed account.  We may change the interest rate credited to new deposits at any time.  Any interest credited on the amounts in the guaranteed account in excess of the minimum guaranteed rate will be determined in our sole discretion.  You assume the risk that interest credited may not exceed the guaranteed rate.

Amounts deducted from the guaranteed account for the monthly deduction, partial cash surrenders, transfers to the subaccounts, or charges are currently, for the purpose of crediting interest, accounted for on a last‑in, first‑out ("LIFO") method.  We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 3% per year.

Calculation of Guaranteed Account Value

The guaranteed account value at any time is equal to net premiums allocated or account value transferred to it, plus interest credited to it, minus amounts deducted, transferred, or surrendered from it.

Transfers from the Guaranteed Account

You may not transfer more than 20% of your guaranteed account value, as calculated on the annual date immediately preceding the date of the transfer, from the guaranteed account to the subaccounts, unless the balance after the transfer is less than $25, in which case we will transfer the entire amount.

Payment Deferral from the Guaranteed Account

We reserve the right to defer payment of any partial cash surrender, full surrender, or transfer from the guaranteed account for up to six months from the date of receipt of the notice for the partial or full surrender or transfer.  Where required by state law, we will pay interest during the deferral period.  However, we will not defer payment of any amounts designated to pay premiums on other policies in force with us.

CHARGES AND DEDUCTIONS

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under your policy.  The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits under your policy.  For example, the sales charge and sales surrender charge may not fully cover all of the sales and distribution expenses we actually incur, and proceeds from other charges, including the cost of insurance charge and the mortality and expense risk charge, may be used in part to cover such expenses.  We may profit from policy charges.

Premium Expense Charge

We deduct a sales charge equal to 2% of premiums paid from each premium payment.  We reserve the right to increase the sales charge up to an amount equal to 4% of premiums paid during the first ten policy years; the charge is guaranteed to be no more than 2% thereafter.  We use this sales charge to partially reimburse us for some of the expenses incurred in the distribution of the policies.

We also deduct a 2% charge for state and local premium taxes and expenses from each premium payment.  We reserve the right to increase the premium tax charge to 2.50% per year.  The state and local premium tax charge reimburses us for premium taxes we pay to various states and related administrative costs.  The premium tax rates we pay range from 0.75% to 3.50%.  The state in which your policy is issued may impose no premium tax, or a premium tax higher or lower than the charge deducted under the policies.

If you makepremium payments, either planned or unscheduled, equal to or greater than one million dollars during the first policy year, your policy may qualify for reduced premium expense charges in the year in which the premium is paid.  If during the first policy year, you actually make less than one million dollars in premium payments, or you make withdrawals or surrenders from the policy to the extent that less than one million dollars of premium remains in the policy on its first policy anniversary, we reserve the right to increase the first year's premium expense charges to the standard premium expense charge on all premium received during the first policy year, as though those standard charges were made at the time the premium payments were made.  This chargeback will not occur if the reduction below one million dollars at the first policy anniversary is due to unfavorable investment performance.  Before you deposit premium payments into your policy in order to qualify for the reduced premium expense charges, please consider the tax treatment of heavily-funded life insurance policies, which is explained at "Tax Considerations", page 43.

Monthly Deduction

On each monthly anniversary of your policy date, we will deduct from your account value the monthly deductions due, commencing as of the policy date.  The monthly deduction consists of:

o     cost of insurance charges ("cost of insurance charge"),
o      the monthly administrative charge (the "administrative charge"), and
o      any charges for supplemental and/or rider benefits ("supplemental and/or rider benefit charges"), as described below.

We deduct the monthly deduction on a pro rata basis from the variable account and from the guaranteed account, based on the percentages of your account value in each investment option, unless you choose to have the monthly deduction taken only from certain subaccounts by using the Monthly Deduction Endorsement.

The Monthly Deduction Endorsement provides you the option of choosing from which investment options the monthly deductions will be taken.  If the investment options you choose do not have sufficient funds, the monthly deduction is made pro rata.  You can add this endorsement at any time at no cost, and you can change which investment options receive the deductions upon written notice to us.

Cost of Insurance Charge.

This charge compensates us for the expense of providing insurance coverage.  The charge depends on a number of variables and varies from policy to policy and from monthly date to monthly date.  For any policy, we calculate the cost of insurance on a monthly date by multiplying the current cost of insurance rate for the insured by the risk amount under the policy for that monthly date.

Risk amount = (death benefit / (1 + the monthly guaranteed interest rate applicable to the guaranteed account)) - account value

As shown in the equation above, the risk amount for a monthly date is the difference between the death benefit (see page 36) for a policy (as adjusted to take into account assumed monthly earnings at an annual rate equal to the guaranteed interest rate for the guaranteed account) and the account value, as calculated on that monthly date less any monthly deduction due on that date (except the cost of insurance).  For Death Benefit Options A and C, the portion of your account value you allocate to a variable investment option will have an effect on the risk amount, reducing it when the underlying investments are performing well and increasing it when the underlying investments are performing poorly.  You may elect either or both the Accounting Benefit Rider ("Term Insurance Rider" in Massachusetts and New York) ("ABR") and the Supplemental Coverage Rider to supplement your insurance coverage under the policy.  Election of either or both riders will affect the monthly cost of insurance charge under the policy.  (See the expense table on page 8 and "Use of Accounting Benefit Rider and Supplemental Coverage Rider," page 37.)  If you allocate a portion of your specified amount to the riders, as is shown in the illustrations starting on page 48, during the early years of the policy, the Accounting Benefits Rider will provide lower current cost of insurance rates than available under the base policy.  This is primarily because surrender charges are not attributable to the ABR portion of your specified amount.  The Supplemental Coverage Rider will provide lower current cost of insurance rates in all policy years because these charges are designed to provide term insurance coverage for any gap between your total death benefit and the combined amount of your base death benefit and your ABR death benefit.  Use of the riders can lower the cost of insurance charge you would otherwise pay for a given amount of insurance coverage.  Whether or not you allocate a portion of your specified amount to either or both riders, your death benefit is based on the total specified amount you choose.

The current cost of insurance rate for a policy is based on the age at issue, gender and rate class of the insured and on the policy year, and therefore varies from time to time.  Generally, cost of insurance charges are lower over time for a person who buys a policy at a younger age than for someone who buys a policy at an older age.  Also, generally, cost of insurance charges go up over the life of the policy.  Different current cost of insurance rates apply to policies with a face amount under $250,000 than to policies with a face amount of $250,000 or more and, in general, policies with a face amount of $250,000 or more may have lower current cost of insurance rates.  We currently place insureds in the following rate classes, based on underwriting:  Juvenile (0-17), Standard Tobacco (ages 18‑75), Standard Nontobacco (ages 18‑75), Preferred Nontobacco (ages 18‑70), or Preferred Plus (ages 18-70).  The Preferred Nontobacco and Preferred Plus rate classes are only available under policies with initial specified amounts of $100,000 or more.  We also may place an insured in a substandard rate class, which involves a higher mortality risk than the standard tobacco or standard nontobacco classes.  If you are placed in a substandard rate class, your cost of insurance charges may be based on substandard table ratings or they may include flat charges calculated as dollars per thousand of risk amount, and these extra charges may be temporary or may be permanent.

Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco class are equal to or lower than guaranteed rates for an insured of the same age and gender in a standard tobacco class.  Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco or tobacco class are generally lower than guaranteed rates for an insured of the same age and gender and tobacco status in a substandard class.

Legal Considerations Relating to Gender‑Distinct Premium Payments and Benefits.  Mortality tables for the policies generally distinguish between males and females.  Thus, premium payments and benefits under policies covering males and females of the same age will generally differ.

We do, however, also offer policies based on unisex mortality tables if required by state law.  Employers and employee organizations considering purchase of a policy should consult with their legal advisers to determine whether purchase of a policy based on gender‑distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.  Upon request, we may offer policies with unisex mortality tables to such prospective purchasers.

We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in your policy.  The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Non-smoker Mortality Rates ("1980 CSO Tables").  The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Our current cost of insurance rates may be less than the guaranteed rates that are set forth in the policy.  Current cost of insurance rates will be determined based on our expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience.  These rates may change from time to time.

Costs Associated with Changes in Specified Amount.  If you request an increase in coverage, we will determine a cost of insurance rate for the increase based on the age of the insured at the time of the increase.  The following rules will apply for purposes of determining the risk amount for each rate.

We place the insured in a rate class when the policy is issued, based on our underwriting of the application.  This original rate class applies to the initial specified amount.  When you request an increase in specifiedamount, we conduct underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase.   If the rate class for the increase has lower cost of insurance rates than the original rate class, then the rate class for the increase will also be applied to the initial specified amount (an example of this would be if the insured has stopped smoking since the original policy was issued and now qualifies for non-tobacco rates).  If the rate class for the increase has higher cost of insurance rates than the original rate class, the rate class for the increase will apply only to the increase in face amount, and the original rate class will continue to apply to the initial specified amount.

We do not conduct underwriting for an increase in specified amount if the increase is requested by exercising an option to increase the specified amount automatically, without underwriting.  See "Supplemental and/or Rider Benefits," page 27, for the description of the Guaranteed Insurability Option Rider and the Scheduled Increase Option Rider.  In such case, the insured's rate class for an increase will be the class in effect when the rider was issued.

If there is a decrease in specified amount after an increase, a decrease is applied first to decrease any prior increases in specified amount, starting with the most recent increase and then each prior increase.

Monthly Administrative Charge.

We deduct a monthly administrative charge from the account value on each monthly date.  The administrative charge is currently $7 per month for policies with a specified amount of less than $250,000 and $5 per month for policies with a specified amount of $250,000 and higher.  We reserve the right to increase the administrative charge during the first policy year up to $25 per month, and after the first policy year up to $10 per month.  The administrative charge is guaranteed not to exceed $25 per month during the first policy year and $10 per month thereafter.

We use the monthly administrative charge to reimburse us for expenses incurred in administering policies and the separate account.  Such expenses include but are not limited to: confirmations, annual reports and account statements, maintenance of policy records, maintenance of separate account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for owner servicing and accounting, valuation, regulatory and updating requirements.

Should the guaranteed charges prove to be insufficient, we will not increase the charges above such guaranteed levels.

Supplemental and/or Rider Benefit Charges.

The cost of additional benefits provided by riders is part of the monthly deduction and is charged to your account value on the monthly date.  If you are terminally ill and exercise the Accelerated Benefits Rider, you will incur costs similar to a policy loan.  See "Supplemental and/or Rider Benefits," page 27, for a description of the riders available on your policy and the chart on page 9 for a list of maximum and minimum charges associated with each.  See also page 37, "Use of Accounting Benefit Rider and Supplemental Coverage Rider" regarding the charges associated with the Accounting Benefit Rider.

Daily Mortality and Expense Risk Charge

We deduct a daily charge from assets in the separate account attributable to the policies.  This charge is not taken from guaranteed account assets attributable to the policies.  During the first ten policy years, the charge is 0.75% of assets on an annual basis.  Thereafter, the charge is 0.25% of assets on an annual basis.  We guarantee that these rates will not increase for the duration of your policy.  The mortality risk we assume is that the insureds on the policies may die sooner than anticipated and we will pay an aggregate amount of death benefits greater than anticipated.  The expense risk we assume is that expenses incurred in issuing and administering the policies and the separate account will exceed the amounts realized from the administrative charges assessed against the policies.

Transfer Charge

We currently assess a transfer charge of $10 for each transfer made during a policy year after the first twelve transfers.  We reserve the right to decrease or eliminate the number of free transfers; in addition the transfer charge may be increased, but is guaranteed not to exceed $15 per transfer.  We will deduct the transfer charge from the remaining account value in the subaccounts or the guaranteed account from which the transfer is being made on a pro rata basis.  We do not expect a profit from this charge.

Surrender Charge

If a policy is completely surrendered or lapses, we may deduct a surrender charge from the account value.  The surrender charge includes a sales surrender charge and an administrative surrender charge.  You will find the maximum surrender charge in your policy.  There is no additional sales surrender charge applicable to increases in specified amount.  However, if the policy is completely surrendered following an increase in base specified amount, an additional administrative surrender charge may apply, as described below.

Any surrender charge deducted upon lapse is credited back to the policy's account value upon reinstatement.  The surrender charge on the date of reinstatement will be the same as it was on the date of lapse.  For purposes of determining the surrender charge on any date after reinstatement, the period the policy was lapsed will not count.

Sales Surrender Charge.

We deduct a sales surrender charge if you surrender your policy or it lapses during the first ten policy years following the policy date.  The maximum sales surrender charge is 26% of the premiums paid up to a sales surrender premium shown in your policy.  The maximum amount shown in your policy is based on the age at issue, gender, specified amount, death benefit option, and rate class applicable to the insured.  Increases in your policy's specified amount will not affect the amount of the sales surrender premium, or the amount of the maximum sales surrender charge.  Decreases in your policy's specified amount may reduce the sales surrender premium if the decrease is effective prior to the payment of cumulative premiums in an amount equal to the initial sales surrender premium shown in the policy.  We will notify you of any reduction in the sales surrender premium, and the amount of the maximum sales surrender charge, at the time of any decrease in specified amount that causes such reductions.

The greatest sales surrender charge applicable to a portion of account value is paid if you lapse or surrender in policy years one through five.  The maximum sales surrender charge in these years equals 26% of actual premiums paid up to the sales surrender premium shown in the policy.  After the fifth policy year, the maximum sales surrender charge percentage declines on a monthly basis in level increments until it reaches 0% at the beginning of the eleventh policy year, as shown in the following table.

END OF	SALES SURRENDER
POLICY YEAR	CHARGE PERCENTAGE
1‑5	26.0%
6	23.4%
7	20.8%
8	18.2%
9	15.6%
10	13.0%
11	0%

We use the sales surrender charge to reimburse us for some of the expenses incurred in the distribution of the policies.  The sales surrender charge may be insufficient to recover distribution expenses related to the sale of the policies.  See "Daily Mortality and Expense Risk Charge," page 19, and "Cost of Insurance Charge," page 17.

Administrative Surrender Charge.

We deduct an administrative surrender charge if you surrender your policy or it lapses during the first ten policy years following the policy date or any increase in base specified amount (see "Surrender Charge" above).  The administrative surrender charge is equal to an amount per $1000 of base specified amount, and depends upon the age of the insured at the time that the base specified amount to which it applies was issued, and the policy year in which the charge is imposed.  For issue ages 0 to 9, the amount per $1000 is $0.50 during policy years 1 through 5; for issue ages 10 to 19, $1.50 per $1000; for issue ages 20 to 29, $2.50 per $1000; for issue ages 30 to 39, $3.50 per $1000; for issue ages 40 to 49, $4.50 per $1000; for issue ages 50 to 59, $5.50 per $1000; for issue ages 60 to 69, $6.50 per $1000; and for issue ages 70 and higher, $7.50 per $1000.  The charge declines monthly after the end of the fifth policy year to zero at the beginning of policy year eleven.  The decline equals ten percent of the fifth year charge in each subsequent year, so the sixth year charge is 90% of the fifth year charge, the seventh year charge is 80% of the fifth year charge, and so forth.  You will find the applicable administrative surrender charge rates, which increase with issue age, set forth in your policy.

If you increase the base specified amount, the increase is subject to a new administrative surrender charge.  We impose this charge if you surrender your policy or it lapses within ten policy years from the effective date of the increase, in addition to any sales surrender charge or administrative surrender charge that may apply if you surrender your policy or it lapses within ten policy years after the policy date.

We use the administrative surrender charge to cover part of the administrative costs of processing surrenders, lapses, and increases and reductions in base specified amount, as well as legal, actuarial, systems, mailing, and other overhead costs connected with our variable life insurance operations.

Fund Expenses

The value of the net assets of each subaccount reflects the management fees and other expenses incurred by the corresponding portfolio in which the subaccount invests.  The investment advisers earn management fees for the services they provide in managing the portfolios.  See the prospectuses for the portfolios and the fee table, which shows the highest and lowest expense ratio among the available portfolios, on page 11.

Income Tax Charge

We do not currently assess any charge for income taxes incurred as a result of the operations of the subaccounts of the separate account.  We reserve the right, however, to assess a charge for such taxes against the subaccounts if we determine that income taxes will be incurred.

Special Arrangements

Where permitted by state regulation, we may reduce or waive the sales charge component of the premium expense charge; the monthly administrative charge; and/or the surrender charge, under policies purchased by (i) our directors, officers, current or retired employees ("employees"), or agents, or affiliates thereof, or their spouses or dependents; (ii) directors, officers, employees, or agents of broker-dealers that have entered into selling agreements with Ameritas Investment Corp. relating to the policies, or their spouses or dependents; or (iii) directors, officers, employees, or affiliates of the portfolios or investment advisers or sub-advisers or distributors thereof, or their spouses or dependents.  In addition, in the future, we may reduce or waive the sales charge component of the premium expense charge, and/or the surrender charge if a policy is purchased by the owner of another policy we issued, and/or through transfer or exchange from a life insurance policy we issued, each in accordance with rules we establish and apply on a uniform basis.  Reductions or waivers of the sales charge component of the premium expense charge, the monthly administrative charge, and the surrender charge reflect the reduced sales and administrative effort associated with policies sold to the owners specified.  Our home office can provide advice regarding the availability of reduced or waived charges to such owners.

We will issue policies to group or sponsored arrangements, as well as on an individual basis.  A "group arrangement" includes a program under which a trustee, employer or similar entity purchases policies covering a group of individuals.  An example of such an arrangement is a non-qualified deferred compensation plan.  A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of policies on an individual basis.  The policies may not be available in connection with group or sponsored arrangements in all states.

For policies issued in connection with group or sponsored arrangements, we may reduce or waive one or more of the following charges: the sales charge component of the premium expense charge; the surrender charge; the monthly charge for the cost of insurance; rider charges; monthly administrative charges; daily mortality and expense risk charges; and/or the transfer charge.  We may also reduce the minimum specified amount per policy.  In addition, the interest rate credited on amounts taken from the subaccounts as a result of a loan may be increased for these policies.  We will waive or reduce these charges as described below and according to our rules in effect when the policy application is approved.

To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria, for example, size of the group, or number of years in existence.  Generally, the sales contacts and effort, administrative costs, and insurance cost and mortality expense risk per policy may vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the policies are purchased, and certain characteristics of its members (including underwriting-related factors that we determine result in lower anticipated expenses of providing insurance coverage, and/or lower mortality expense risk, under policies sold to members of the group or through the sponsored arrangement).  The amount of any reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements, and/or the reduced anticipated cost of insurance or mortality expense risk under such policies.  We may modify from time to time the amount or availability of any charge reduction or waiver, or the criteria for qualification.

Charge reductions or waivers will not be unfairly discriminatory against any person, including the affected owners and all other owners of policies funded by the separate account.

CONTRACT DESCRIPTION

We intend for your policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code.  The policy described in this Prospectus may be different from your policy because of differences in applicable state law.

Eligible Purchasers

We require satisfactory evidence of the insured's insurability, which may include a medical examination of the insured.  The available issue ages are 0 through 75.  Age is determined on the insured's age as of the birthday nearest the policy date.  The minimum specified amount is $50,000.  The minimum specified amount for Preferred and Preferred Plus rating classes is $100,000.  If you are an individual owner, as opposed to a corporate owner, and you want to use the Supplemental Coverage Rider, the minimum specified amount is $250,000.  Acceptance of an application depends on our underwriting rules, which may include underwriting on a guaranteed issue or simplified issue basis, and we reserve the right to reject an application for any reason.  Contracts issued under guaranteed or simplified issue underwriting may incur higher cost of insurance charges than the contract would incur if it had been fully underwritten, because guaranteed and simplified issue underwriting is done on standard tobacco or non-tobacco basis.  Insured people who would qualify for preferred underwriting classes if fully underwritten will pay more in cost of insurance charges.  Subject to state law variations, we will sell a policy to insure any U.S. citizen who is more than 0 years of age, but less than 75 years of age.  We may also sell policies to citizens of other countries.  Federal law requires us to establish the identity of each buyer of a policy, including their citizenship and residency.

Owner Rights

You have the right, as owner of your policy, to exercise all rights provided under the policy.  These include allocating the net premiums, transferring value among subaccounts, taking loans against the policy, and changing beneficiaries.  The insured is the owner, unless you name a different owner in the application.  You may by notice name a contingent owner or a new owner while the insured is living by notice satisfactory to us.  If more than one person is named as owner, they are joint owners.  Unless provided otherwise, in the event of a joint owner's death, ownership passes to the surviving joint owner.  Unless a contingent owner has been named, on the death of the last surviving owner, ownership of the policy passes to the estate of the last surviving owner, who will become the owner if the owner(s) die.  A change in owner may have tax consequences.  See "Tax Considerations," page 43.

Net Premium Allocations

In the application, you specify the percentage of a net premium you want to allocate to each subaccount and to the guaranteed account.  This allocation must comply with the allocation rules described below.  Net premiums generally will be allocated to the subaccounts and to the guaranteed account on the valuation date that we receive them at our home office in accordance with your most recent instructions concerning allocations.  However, subject to state law, we will allocate your initial premium to the DWS Money Market VIP portfolio until we deem the "free-look" period to end.  See "Purchasing the Policy -- Free Look Right to Cancel the Policy."

The net premium allocation percentages specified in the application will apply to subsequent premium payments until you change the percentages.  You can change the allocation percentages at any time, subject to the rules below, by providing notice to us in a form we find acceptable.  The change will apply to all premium payments received with or after receipt of your notice.

Allocation Rules.

The minimum allocation percentage you may specify for a subaccount or the guaranteed account is 5% (the 5% minimum does not apply when you participate in the model asset allocation program), the maximum allocation you may specify for the guaranteed account is 30%, and your allocation percentages must be whole numbers.  The sum of your allocations must equal 100%.  We reserve the right to limit the number of subaccounts to which account value may be allocated.

Transfer Privilege

After the free‑look period and while your policy is in force, you may transfer all or part of your account value from subaccounts investing in one portfolio to other subaccounts or to the guaranteed account, or transfer up to 20% of your account value in the guaranteed account to the subaccounts, subject to the following procedures and restrictions.  If you are participating in the Portfolio Rebalancing Plan and you make transfers without altering your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.

Minimum Amount of Transfers.

The minimum transfer amount is the lesser of $100 or the entire amount in that subaccount or the guaranteed account.  A transfer request that would reduce the amount in a subaccount or the guaranteed account below $25 will be treated as a transfer request for the entire amount in that subaccount or the guaranteed account.  With the exception of the Conversion Right described below, we reserve the right to limit the number or frequency of transfers permitted in the future.

Timing of Transfers.

We will make the transfer as of the end of the valuation period during which we receive notice requesting such transfer.  We will process all transfers among subaccounts at the next available price.  If we receive your request after the close of regular trading on the New York Stock Exchange, whether the close is at 4:00 p.m. Eastern Time or at some earlier or later hour, we will process your transfer at the price as of the following valuation date.

Limits on Transfers.

You may make only one transfer transaction per valuation period.  A transfer transaction may include changes in allocations among several subaccounts, so long as they are part of a single transaction request.  We limit transfers from the guaranteed account during any policy year to an amount equal to 20% of the account value in the guaranteed account on the annual date at the beginning of such policy year.  (See "Transfers from the Guaranteed Account," page 16, for restrictions).

Charges for Transfers.

Currently, we assess a transfer charge equal to $10 for each transfer during a policy year in excess of the first twelve transfers.  (We reserve the right to decrease or eliminate the number of free transfers; in addition, we may increase the transfer charge, but it is guaranteed not to exceed $15 per transfer.)  We will deduct the transfer charge from the subaccounts or the guaranteed account from which the requested transfer is being made, on a pro‑rata basis.

Methods of Transfers.

Written request.

Telephone call to service area.  You may effect transfers pursuant to telephone instructions unless you elect out of the option by writing us.  We reserve the right to suspend telephone transfer privileges at any time, for any reason, if we deem such suspension to be in the best interests of owners.  We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures we will not be liable for any losses due to unauthorized or fraudulent instructions.  We may be liable for such losses if we do not follow those reasonable procedures.  The procedures we will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a recording of the instructions given by telephone.

  Self-service option(accessing Service Central online).  You can review information and request service concerning your policy at our website, www.unioncentral.com.  You will need your contract number and taxpayer identification number to establish initial access to Service Central.  As part of the initial log in to Service Central, you will create your own unique user identification and password.

Once you have logged on to Service Central, you will be able to perform the functions described below, and we will send you a written confirmation of all electronic transfers within five business days.  If we cannot complete a transfer as requested, our customer service representative will mail notification to you within three business days.

o     choose electronic delivery of certain future mailings
o      check account values
o      verify address and beneficiary information
o      transfer balances among subaccounts
o      change your allocation of future premiums
o      request a statement
o      view statements
o      request certain service forms
o      change your user identification and password

Online transfers may not always be available.  Computer systems, whether yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may prevent or delay our receipt of your request.  If you experience problems, you should make your transfer request in writing.  You should protect your unique identifiers, because self-service options will be available to your agent of record and to anyone who provides your identifiers; we will not be able to verify that the person providing electronic transfer instructions via Service Central is you or is authorized by you.  We reserve the right to suspend online transfer privileges at any time, for any reason, if we deem such suspension to be in the best interests of owners.

Conversion Right.

During the first twenty‑four policy months following the issue date, and within sixty days of the later of notification of a change in the investment policy of the separate account or the effective date of such change, you may exercise a one‑time Conversion Right.  You may do so by requesting in writing that all of the account value in the variable account be transferred to the guaranteed account.  Exercise of the Conversion Right is not subject to a transfer charge and will have no effect on the cash value of your policy.  Following the exercise of the Conversion Right, net premiums may not be allocated to the subaccounts, and transfers of account value to the subaccounts will not be permitted.  The other terms and conditions of the policy will continue to apply.  If you transfer all of your variable account value to the guaranteed account, you effectively "convert" your policy into a contract that provides fixed (non‑variable) benefits.  If you want to make such a transfer, particularly if you are concerned about the volatility of value of your selected variable account portfolios, you should consult your financial adviser before converting this policy and consider other options available to you.

Excessive Trading.

Your policy is a long-term investment and is not designed for frequent transfers of your account value among your subaccounts.  Frequent or excessive transfers put the portfolios, policy owners, and beneficiaries at risk.  These risks include:

o      the dilution of interests of long-term investors in a subaccount if purchases or transfers into or out of a portfolio are made at prices that do not reflect an accurate value for the portfolio's investments;
o      an adverse effect on portfolio management, such as impeding a portfolio manager's ability to sustain an investment objective, causing a portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or at an otherwise inopportune time) to pay partial cash surrenders or transfers out of the portfolio; and
o      increased brokerage and administrative expenses.

The risks and costs are borne by all policy owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers (the "Procedures") and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading.  Do not invest in this policy if you intend to conduct market timing or other potentially disruptive trading.

Detection.  We employ various means to attempt to detect and deter market timing and disruptive trading.  However, despite our monitoring, we may not be able to detect or stop all harmful trading.  In addition, because other insurance companies and retirement plans with different policies and procedures may invest in the portfolios, we cannot guarantee that all harmful trading will be detected or that a portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among the subaccounts of variable products issued by those companies or retirement plans.

Deterrence.  If we determine that you have engaged in excessive trading, we will take one or more of the following actions:

o      Revoke your privileges to make transfers by telephone and internet;
o      Limit your transfers to those requests made by regular U.S. mail;
o      Impose a fee of up to $15 per transfer.

You will be notified by letter if we determine you have exceeded the number or frequency of transfers allowed, or if we limit your access to transfers to requests made by regular U.S. mail.  We reserve the right to reject any transfer from any policy owner we believe has a history of abusive trading or whose trading, in our judgment, has been or may be disruptive to a portfolio.

Systematic transfers, including our Dollar Cost Averaging, Portfolio Rebalancing or Interest Sweep program will not be counted toward your limit on the number and frequency of transfers.  We will implement transfers requested in writing and sent by U.S. mail first, in the order postmarked, then telephone or internet requests second, in the order received.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection.  Accordingly, despite our best efforts, we cannot guarantee that the Procedures will detect or deter frequent or harmful transfers by such policy owners or intermediaries acting on their behalf.  Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We apply the Procedures consistently to all policy owners without waiver or exception.

Portfolio Frequent Trading Policies.  The portfolios may have adoptedtheir own policies and procedures with respect to frequent purchases and redemptions of their respective shares.  The prospectuses for the portfolios describe any such policies and procedures.  The frequent trading policies and procedures of a portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other portfolios and the polices and procedures we have adopted to discourage market timing and other programmed, large, frequent, or short-term transfers.  We may not be able to monitor your transfer requests and apply the frequent trading policies and procedures of the respective portfolios that would be affected by some transfers.  Accordingly, policy owners and other persons who have material rights under the policies should assume that the sole protections they may have against potential harm from frequent transfers are the protections, if any, provided by the Procedures.  Policy owners should be aware that we are contractually obligated to provide policy owner transaction data relating to trading activities to the underlying funds on written request and, on receipt of written instructions from a fund, to restrict or prohibit further purchases of transfers by policy owners identified by an underlying fund as having engaged in transactions that violate the trading policies of the fund.

Omnibus Orders.  Policy owners and other persons with material rights under the policies also should be aware that the purchase and redemption orders received by the portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts.  The omnibus orders reflect the aggregation and netting of multiple orders from individual policy owners of variable insurance contracts and individual retirement plan participants.  The omnibus nature of these orders may limit each portfolio's ability to apply its respective frequent trading policies and procedures.  We cannot guarantee that the portfolio will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios.  These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity.  If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other policy owners of portfolio shares, as well as the policy owners of all of the variable annuity or variable life insurance policies whose variable investment options correspond to the affected portfolios.  In addition, if a portfolio believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Selecting and Changing the Beneficiary

You select one or more beneficiary(ies) in your application.  You may later change the beneficiary(ies) in accordance with the terms of the policy.  The primary beneficiary, or, if the primary beneficiary is not living, the contingent beneficiary, is the person entitled to receive your policy's death benefit proceeds.  If the insured dies and there is no surviving beneficiary, the owner or the estate of the owner will be the beneficiary.  If a beneficiary is designated as irrevocable, then the beneficiary's consent must be obtained to change the beneficiary.

Limits on Rights to Contest the Policy

Incontestability.

Subject to state regulation, we will not contest your policy, or any supplemental and/or rider benefits (except disability benefits), after the policy or rider has been in force during the insured's lifetime for two years from the issue date or the effective date of the rider, unless fraud is involved.  Any increase in the specified amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the insured for two years after the effective date of the increase.

Suicide Exclusion.

Subject to state regulation, if the insured dies by suicide within two years after the issue date, we will not pay a death benefit.  We will terminate the policy, and we will return the premium payments made before death, less any policy debt and any partial cash surrenders.  If the insured dies by suicide within two years after an increase in specified amount that is subject to evidence of insurability, we will not pay any death benefit attributable to the increase.  In such case, prior to calculating the death benefit, we will restore to the cash value the sum of the monthly cost of insurance charges made for that increase.

Supplemental and/or Rider Benefits

You may add the following supplemental and/or rider benefits to your policy if they are available in your state.  Any monthly charges for these benefits and/or riders will be deducted from your account value as part of the monthly deduction (see page 17).  The supplemental and/or rider benefits available with your policy provide fixed benefits that do not vary with the investment experience of the separate account.

Term Insurance Rider for Other Insured Persons.  Provides a death benefit amount payable on the death of other insured persons specified.  This rider requires the other insured person to be medically underwritten.  The other insured death benefit amount may be changed, subject to certain conditions.  In addition, the rider coverage may be converted to a new policy on the other insured, prior to the other insured person reaching age 75, subject to certain conditions.  If the term rider is converted by the other insured person, the cost for the rider on your policy ends when the rider is converted.  Rider conversion has no effect on the cash value of your policy; the converted rider policy starts with a cash value of zero.

Scheduled Increase Option Rider for the Insured.  Provides for automatic increases in the specified amount on each annual date, subject to the terms of the rider; the amount of the increase is specified in the rider.  The rate class applicable to the scheduled increases will be the rate class of the insured on the issue date of the rider.  You cannot add this rider if you have chosen the cash value accumulation test as your tax qualification test.  There is no cost for this rider.

No-Lapse Rider.  Provides that the policy will remain in force and will not lapse before the expiration date of the rider shown on the schedule page of your policy, provided that the sum of premium payments to date, less any partial cash surrenders and any policy debt, equals or exceeds the minimum monthly premium for the rider times the number of policy months since the policy date.  The minimum monthly premium for the rider is calculated by applying a factor to the guideline level premium.  The factor used varies by gender, smoking status, death benefit option, and age.  The minimum monthly premium for the rider is shown on your schedule page.  The rider extends the minimum guaranteed period under your policy from three years to thirty years or until you are 65 years old, whichever occurs earlier.  This rider terminates on any monthly date when the sum of premium payments, less any partial cash surrenders and any policy debt, is less than the minimum monthly premium for the rider multiplied by the number of policy months since the policy date.  Once terminated, this rider will not be reinstated.  This rider is not available for all ages and rate classes, in all states, or under certain circumstances where the Term Insurance Rider for Other Insured Persons is also added to the policy.  There is no cost for this rider.

Guaranteed Insurability Option Rider.  Provides the right to increase the specified amount on each option date by the benefit amount shown in the rider.  No evidence of insurability will be required.  Option dates are the annual dates nearest the insured's 25th, 28th, 31st, 34th, 37th, and 40th birthdays.  Option dates may be advanced in the event of the insured's marriage or birth or adoption of a child.

Accidental Death Benefit Rider.  Provides an additional death benefit payable if the insured's death results from certain accidental causes.  There is no cash value for this benefit.

Total Disability Benefit Rider ‑ Waiver of Monthly Deduction.  Provides for waiver of the monthly deduction during the total disability of the insured.  If you have coverage under this rider and the no-lapse rider, and you become disabled during the no-lapse period, this rider will cover your monthly deduction, but that amount may be less than the minimum monthly premium under the no-lapse rider, so your policy could still lapse if your rider benefit is not enough to maintain a positive cash surrender value.

Total Disability Benefit Rider ‑ Policy Continuation to Maturity Date Not Guaranteed.  Provides for the crediting to the policy as premium payments the monthly total disability benefit set forth in the rider during the total disability of the insured.  You select the amount of the benefit when you purchase coverage under this rider.  Your policy could still lapse if your rider benefit is not enough to maintain a positive cash surrender value.

Children's Insurance Rider.  Provides a death benefit payable on the death of a child of the insured.  More than one child can be covered.  Children are medically underwritten for coverage.  There is no cash value for this benefit.

Insurance Exchange Rider.  Provides the right to exchange the policy for a new policy on the life of a substitute insured.  Exercise of the right is subject to satisfactory evidence of insurability of the substitute insured, and may result in a cost or credit to the owner, depending on whether the substitute insured has higher costs of insurance than the original insured.  The new policy can be any adjustable life insurance policy we issue at the time the exchange privilege is exercised.  The policy date for the new policy will generally be the same as the policy date of the exchanged policy; the issue date for the new policy will be the date of exchange.  The initial cash value under the new policy will be the same as the cash value of the policy on the date of the exchange.  There are no charges or other fees imposed under the policy or the new policy at the time of the exchange.  Costs associated with the new policy, like cost of insurance charges, will vary.  For purposes of calculating any surrender charges subsequently imposed on the policy acquired by exchange, we will take into account the number of policy years that this policy, and the policy acquired by exchange, have been in force.  Exercise of this rider will result in a taxable exchange.  There is no cost for this rider.

Accelerated Benefits Rider.  Provides for an accelerated payment of up to 50% of the policy's death benefit (up to a maximum benefit of $500,000).  This advance payment of the death benefit will be available if you are diagnosed as terminally ill, as defined in the rider.  Your policy will be charged interest at the policy loan interest rate on the advanced amount, plus any premiums we pay after you exercise this rider.  We also have the right to charge an administrative fee of up to 0.5% of the advanced amount, but we are not currently charging this fee.  The remaining death benefit payable to your designated beneficiary will be reduced by the interest charges and any premiums we pay on your behalf.  Payment will be subject to evidence satisfactory to us.  Your policy could lapse if your remaining account value goes down due to poor investment performance and your policy cannot maintain a positive cash surrender value.  There is no cost for this rider.  You should consult your counsel or another tax adviser before you request accelerated payment.  See "Tax Considerations," page 43.

Paid-Up Life Insurance Benefit Endorsement.  The benefit provided by this endorsement will keep your policy from lapsing when you have a large policy loan outstanding.  When certain conditions are met, you may elect this benefit, which will provide paid-up life insurance.  Once you elect the benefit, your policy will not lapse.  On the date you elect this benefit, we will deduct 3.5% of the account value and set the specified amount to 105% of your remaining account value.  The death benefit under your policy will be the greatest of:

o      the specified amount less any outstanding balance on your policy loan(s);
o      the account value, multiplied by the Applicable Percentage;
o      the loan balance, multiplied by the Applicable Percentage.

The death benefit proceeds will equal the death benefit on the insured's date of death minus any outstanding policy loan amounts.  After you elect this benefit, the following changes will apply to your policy:

o      Any riders attached to the policy will terminate, and charges or fees associated with the riders will cease.
o      We will not accept any additional premiums.
o      You may not take additional partial cash surrenders and loans, except for automatic loans to cover loan interest not paid when due.
o      We will discontinue monthly deductions.
o      All amounts not allocated to the loan account must be allocated to the guaranteed account.

Electing this benefit may have adverse tax consequences.  The Internal Revenue Service has not ruled on the use of this endorsement.   We strongly urge you to consult legal counsel and your personal tax adviser before electing this benefit.

Additional rules and limits apply to these supplemental and/or rider benefits.  Not all such benefits may be available at any time and in any given state, and supplemental and/or rider benefits in addition to those listed above may be made available.  Please ask your agent for further information, or contact the home office.

Changes in the Policy or Benefits

Misstatement of Age orGender.

If the insured's age or gender has been misstated in your policy application or in any application for supplemental and/or rider benefits, subject to state law:

if the misstatement becomes known after the death of the insured, then your policy's death benefit or such supplemental and/or rider benefits will be adjusted based on what the cost of insurance rate as of the most recent monthly date would have purchased at the insured's correct age and gender;

if the misstatement becomes known during the lifetime of the insured, your account values will be adjusted to those based on the correct monthly deductions for cost of insurance (reflecting the correct age or gender) since the policy date.  If your policy's values are insufficient to cover the monthly deduction on the prior monthly date, the grace period will be deemed to have begun on such date, and you will be notified at least 61 days prior to the end of the grace period.

Other Changes.

At any time we may make such changes in your policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code or to make the policy conform with any law or regulation issued by any government agency to which it is subject.

Participating

The policy is issued on a participating basis, and as such is eligible to share in our profits and surplus to the extent determined by our Board of Directors in its sole discretion.  We do not currently anticipate that the policies will participate in profits or surplus in the foreseeable future.

PURCHASING YOUR POLICY

Applying for a Policy

To purchase a policy, you must complete an application and submit it through an authorized Union Central agent.  There is no minimum initial premium payment.  Your policy coverage will become effective on the policy date.  If an initial premium payment is submitted with the application, then the policy date is generally the date of approval of your application.  If the application is not accompanied by an initial premium payment, then the policy date will generally be two weeks after the date that your application is approved.

As provided for under state insurance law, you may be permitted to backdate the policy to preserve insurance age.  In no case may the policy date be more than six months prior to the date the application was completed.  We deduct charges for the monthly deduction for the backdated period on the issue date.  Temporary life insurance coverage may be provided prior to the policy date under the terms of a temporary insurance agreement.  In accordance with our underwriting rules, temporary life insurance coverage may not exceed $1,000,000 and will not remain in effect for more than sixty (60) days.

Free Look Right to Cancel the Policy

You may cancel your policy for a refund during your "free‑look" period.  This period expires 20 days after you receive your policy, 45 days after your application is signed, or 10 days after we mail or deliver a cancellation   notice, whichever is latest.  (A longer period may apply to policies issued in certain states.)  If you decide to cancel the policy, you must return it by mail or delivery to the home office or to the authorized Union Central agent who sold it.  Immediately after you mail back or deliver the policy, your policy will be deemed void from the beginning.  Within seven calendar days after we receive the returned policy, we will refund your account value, unless otherwise required by state law.

Subject to state insurance law, we will allocate all net premiums received before the end of the "free look" period (including the initial net premium) to the DWS Money Market VIP portfolio.  There is no guarantee that the DWS Money Market VIP portfolio will provide a positive investment return, especially in times of low interest rates.  After the end of the "free look" period, the account value will be allocated to the subaccounts and to the guaranteed account based on the premium payment allocation percentages in the application.  For this purpose, the end of the "free look" period is deemed to be 25 days after your policy is activated in our computer system (usually no more than one to three business days before the date we send your policy to your agent for delivery to you), or 45 days from the date of the application, whichever is greater.  If you send an initial premium payment with your application, until your policy has been activated, the premium payment will be held in a non-interest bearing suspense account.  If you do not send an initial premium payment with your application, the end of the "free look" period, for this purpose, is deemed to be 25 days from the date the initial net premium is received and applied to your policy, or 45 days from the date of application, whichever is greater.

PREMIUMS

Planned Periodic Premiums.

When you apply for a policy, you select a plan for paying level premium payments at specified intervals, e.g., quarterly, semi‑annually or annually, for the duration of the policy.  If you elect, we will also arrange for payment of planned period premiums on a monthly basis under a pre‑authorized payment arrangement such as automatic deduction from a checking account.  You are not required to pay premium payments in accordance with these plans; rather, you can pay more or less than planned or skip a planned periodic premium entirely.  Currently, there is no minimum amount for each premium.  You should consider that, especially when investment returns in your subaccounts are negative, skipping planned premium payments or reducing the payments may result in your policy lapsing because your cash surrender value falls below the amount required to meet your monthly deduction.  We may establish a minimum amount 90 days after we send you a written notice of such increase.  Subject to the limits described below, you can change the amount and frequency of planned periodic premiums whenever you want by sending notice to the home office.

Unless otherwise requested, you will be sent reminder notices for planned periodic premiums.  Reminder notices will not be sent if you have arranged to pay planned periodic premiums by pre‑authorized payment arrangement.

Additional Unscheduled Premiums.

You can make additional unscheduled premium payments at any time while your policy is in force, subject to our approval of any unscheduled premium in excess of $25,000 if you choose the cash value accumulation test as your tax qualification test.  You may specify that a specific unscheduled premium payment is to be applied as a repayment of policy debt, if any.  If you do not so specify, the unscheduled premium payment will be applied as a premium payment.

Tax-Free "Section 1035" Exchanges.

You can generally exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code of 1986, as amended.  Before making an exchange, you should compare both policies carefully.  Remember that if you exchange another policy for the one described in this Prospectus, you might have to pay a surrender charge on your old policy.  The charges for this policy may be higher (or lower) and the benefits may be different.  If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange.  You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise).

Limitations on Premium Payments.

Total premium payments paid in a policy year may not exceed guideline premium payment limitations for life insurance set forth in the Internal Revenue Code.  We will promptly refund any portion of any premium payment that is determined to be in excess of the premium payment limit established by law to qualify a policy as a contract for life insurance.

The payment of excessive premiums may cause a policy to be a modified endowment contract under the Internal Revenue Code.  We have established procedures for monitoring premium payments and making efforts to notify you on a timely basis if your policy is in jeopardy of becoming a modified endowment contract.

We reserve the right to reject any requested increase in planned periodic premiums, or any unscheduled premium.  If an additional premium payment is rejected, we will return the premium payment promptly, without any adjustment for investment experience.

We also reserve the right to require satisfactory evidence of insurability prior to accepting any premium which increases the risk amount of the policy.

No premium payment will be accepted after the annual date nearest the insured's 100th birthday.

Premium payments must be made by check payable to The Union Central Insurance Company or by any other method that we deem acceptable.

Premium payments after the initial premium payment must be made to the home office.

Please note: If mandated under applicable law, we may be required to reject a premium payment.

Minimum No Lapse Period.

We guarantee that your policy will remain in force during the minimum no lapse period, regardless of the sufficiency of the cash surrender value, if the sum of the premiums paid to date, less any partial cash surrenders and policy debt, equals or exceeds the monthly minimum no lapse premium (shown in the policy) multiplied by the number of complete policy months since the policy date, including the current policy month.  The minimum no lapse period is three years following the policy date.

The monthly minimum no lapse premium is calculated for each policy based on the age, gender and rate class of the insured, the requested specified amount and any supplemental and/or rider benefits.  The monthly minimum no lapse premium may change due to changes made during the minimum no lapse period to the specified amount, the death benefit option, ratings, and supplemental and/or rider benefits.  We will notify you of any increase in the monthly minimum no lapse premium.

An extended no lapse period may be available under our No Lapse Rider, which is described in the section on Supplemental and/or Rider Benefits beginning on page 27.

Premium Payments Upon Increase in Specified Amount.

Depending on your account value at the time of an increase in the specified amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of planned periodic premiums may be advisable.  If you increase the specified amount, you should contact your agent to assist you in determining if additional premium payments are necessary or appropriate.

Grace Period.

A grace period will begin if your account value, less surrender charges, loan principal, and loan interest charges, becomes less than your monthly deduction amount.  You will be allowed a 61‑day grace period to pay a premium payment sufficient to cover the monthly deductions due during the grace period.  We will send notice of the amount required to be paid during the grace period ("grace period premium payment") to your last known address and the address of any assignee of record.  The grace period will begin when the notice is sent.  Your policy will remain in effect during the grace period.  If the insured should die during the grace period and before the grace period premium payment is paid, the death benefit immediately prior to the start of the grace period will still be payable to the beneficiary, reduced by the monthly deductions due on or before the date of the insured's death (and any policy debt).  If the grace period premium payment has not been paid before the grace period ends, your policy will lapse.  It will have no value and no benefits will be payable.

Crediting Net Premiums

The initial net premium will be credited to your policy on the policy date, or, if later, the date we receive the initial premium payment (which happens most frequently in the event of a Section 1035 exchange).  For backdated policies, the initial net premium will be credited on the issue date.  If you send an initial premium payment with your application, until your policy has been activated, the premium payment will be held in a non-interest bearing suspense account.  Planned periodic premiums and unscheduled premiums will be credited to your policy and the net premiums will be invested as requested on the valuation date they are received by the home office.

Dollar Cost Averaging Plan

The Dollar Cost Averaging Plan, if elected, enables you to transfer systematically and automatically, on a monthly, quarterly, semi‑annual, or annual basis, specified dollar amounts from a subaccount you specify to other subaccounts or to the guaranteed account.  (Dollar Cost Averaging Plan transfers may not be made from the guaranteed account.)  By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.  However, we make no guarantee that the Dollar Cost Averaging Plan will result in a profit.

You specify the amount to be transferred automatically; you can specify either a fixed dollar amount, or a percentage of the account value in the subaccount from which transfers will be made.  At the time that you elect the Dollar Cost Averaging Plan, the account value in the subaccount from which transfers will be made must be at least $2,000.  The required amounts may be allocated to the subaccount through initial or subsequent net premiums or by transferring amounts into the subaccount from the other subaccounts.

You may elect this plan at the time of application by completing the authorization on the election form or at any time after the policy is issued by properly completing the election form and returning it to us or by contacting us by telephone at 1-800-319-6902.  Dollar Cost Averaging Plan transfers may not commence until the end of the free‑look period.

Once elected, transfers from the subaccount will be processed until the number of designated transfers have been completed, or the value of the subaccount is completely depleted, or you provide us notice instructing us to cancel the transfers.

Currently, transfers made under the Dollar Cost Averaging Plan will not be subject to any transfer charge and will not count against the number of free transfers permitted in a policy year.  There is no charge for a Dollar Cost Averaging Plan.  We reserve the right to impose a $15 transfer charge for each transfer effected under a Dollar Cost Averaging Plan.  We also reserve the right to alter the terms or suspend or eliminate the availability of the Dollar Cost Averaging Plan at any time.

Portfolio Rebalancing Plan

You may elect to have the accumulated balance of each subaccount periodically redistributed (or "rebalanced") to equal the allocation percentages you have specified in the election form.  Portfolio rebalancing does not include the guaranteed account.  These allocations may be based on asset allocation models which your agent may present to you.  This rebalancing may be done on a quarterly, semi‑annual, or annual basis.

You may elect the Portfolio Rebalancing Plan at the time of application by completing the authorization on the election form or at any time after your policy is issued by properly completing the election form and returning it to us or by contacting us by telephone at 1-800-319-6902.  Portfolio Rebalancing Plan transfers may not commence until the end of the free‑look period.  If you make transfers among subaccounts and do not alter your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.  Transfers pursuant to the Portfolio Rebalancing Plan will continue until you provide us notice terminating the plan, or the policy terminates.  The Portfolio Rebalancing Plan cannot be elected if either a Dollar Cost Averaging Plan or an Earnings Sweep Plan is in effect.

Currently, transfers made under the Portfolio Rebalancing Plan will not be subject to any transfer charge and will not count against the number of free transfers permitted in a policy year.  There is no charge for a Portfolio Rebalancing Plan.  We reserve the right to impose a $15 transfer charge for each transfer effected under the plan.  We also reserve the right to alter the terms or suspend or eliminate the availability of the Portfolio Rebalancing Plan at any time.

Earnings SweepPlan

You may elect to have the accumulated earnings of one or more specified subaccounts or the interest credited to the guaranteed account periodically transferred (or "swept") into specified subaccounts or the guaranteed account.  The sweep may be done on a quarterly, semi‑annual, or annual basis.

You may elect the Earnings Sweep Plan at the time of application by completing the authorization on the election form or at any time after the policy is issued by properly completing the election form and returning it to us or by contacting us by telephone at 1-800-319-6902.  Earnings Sweep Plan transfers may not commence until the end of the free‑look period.  Transfers pursuant to the Earnings Sweep Plan will continue until you provide us notice terminating the plan, or the policy terminates.

Currently, transfers made under the Earnings Sweep Plan will not be subject to any transfer charge and will not count against the number of free transfers permitted in a policy year.  There is no charge for an Earnings Sweep Plan.  We reserve the right to impose a $15 transfer charge for each transfer effected under the plan.  We also reserve the right to alter the terms or suspend or eliminate the availability of the Earnings Sweep Plan at any time.

Model Asset Allocation Program

We may offer a model asset allocation program.  However, you always have the ability to construct your own asset allocation plan from among the investment options available in your policy.  Model asset allocation programs are intended to match model risk tolerance and investment objectives with the investment options available in your policy.

To assist you in your selection of an asset allocation model, our Model Asset Allocation program uses the Morningstar Asset Allocator.  This tool was developed by Morningstar Associates, LLC ("Morningstar") and is offered to you through a license agreement between Morningstar and our affiliate Ameritas Investment Corp. ("AIC").  The Model Asset Allocation program consists of five models, ranging from aggressive to conservative.  Morningstar provides AIC with ongoing recommendations and monitoring of the portfolios that comprise the models.

To participate in the asset allocation program:

AIC will serve as your investment adviser fiduciary for the program solely for purposes of development of the models and periodic updates to the models.  You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for an existing policy, account value) allocations consistent with any changes to the model made by AIC as recommended by Morningstar.  AIC has no discretionary authority to execute any other transfers for your policy.

You must complete the Morningstar Asset Allocator Questionnaire.

You must allocate all of your account value to one asset allocation model.  We must receive notice of your asset allocation model election either by written notice or Internet (when available) before we can begin a program for you.  Only you can select which model is best for you.  The Asset Allocator Questionnaire can be an aid, but neither it nor AIC will make this decision for you.  You may wish to consult with your own financial professional to determine whether participation in the program is best for you, and if so, which model is most suitable.

Each calendar quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the program model that you elected.  Such rebalancing will be disclosed in quarterly statements to you.  Performance of each model is updated daily on our website and is available upon request.

Annually, AIC will re-evaluate and may make changes to each investment level model based upon Morningstar's recommendations.  When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your account value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Model Asset Allocation program.

If you are currently participating in a Model Asset Allocation model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Model Asset Allocation program and as having cancelled your relationship with AIC for purposes of implementing the program with your policy.

AIC is compensated by us as principal underwriter for the policies.  We and AIC may also receive fees for administrative services from other portfolios in the models.  This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models.  However, we believe this risk is reduced or eliminated by contracting with Morningstar to independently evaluate and recommend the selection, allocation weighting, and periodic updates regarding portfolios in the models.

There is no additional charge for selecting the Model Asset Allocation program.  Although asset allocation programs are intended to mitigate investment risk, there is still a risk that investing pursuant to a model will still lose value.  For information about risks of participating in the Model Asset Allocation program and more detail about the program, including more information about conflicts of interest, ask for a copy of this prospectus' Statement of Additional Information.  More information about AIC's role as investment advisor for the program is available on  AIC's Form ADV Part II which is delivered to you at the time you subscribe to the program.  We may modify or discontinue the Model Asset Allocation program at any time.

POLICY VALUES

There is no minimum guaranteed account value or cash surrender value.  These values will vary with the investment experience of the subaccounts and/or the daily crediting of interest in the guaranteed account, and will depend on your allocation of account value.  If the cash surrender value on a monthly date is less than the amount of the monthly deduction to be deducted on that date and the minimum no-lapse period is not then in effect, the policy will be in default and a grace period will begin.

Determining Account Value

On the policy date, the account value is equal to the initial net premium credited, less the monthly deduction made as of the policy date.  On each valuation date thereafter, the account value is the sum of the variable account, the guaranteed account, and the loan account.  The account value will vary to reflect the performance of the subaccounts to which amounts have been allocated, interest credited on amounts allocated to the guaranteed account, interest credited on amounts in the loan account, charges, transfers, partial cash surrenders, loans, loan repayments and premiums paid.  The account value in the variable account for a policy is determined on any day by multiplying the number of units attributable to each subaccount in which account value is invested by the unit value for that subaccount on that day, and aggregating the resulting subaccount values.

Subaccount Values.

When you allocate an amount to a subaccount, either by net premium allocation or transfer, your policy is credited with accumulation units in that subaccount.  The number of accumulation units is determined by dividing the amount allocated to the subaccount by the subaccount's accumulation unit value for the valuation date when the allocation is made.

The number of accumulation units credited to your policy will increase when:

o     net premiums are allocated to the subaccount,
o      amounts are transferred to the subaccount, and
o      loan repayments are credited to the subaccount.
o      The number of accumulation units credited to a policy will decrease when:
o      the allocated portion of the monthly deduction is taken from the subaccount,
o      the allocated portion of a policy loan is taken from the subaccount,
o      an amount is transferred from the subaccount, or
o      a partial cash surrender is taken from the subaccount.

Determination of Unit Value.

The unit value for each subaccount, other than AIM V.I. Capital Appreciation Portfolio and Summit S&P MidCap 400 Index Portfolio, was arbitrarily set at $10 when the subaccount began operations.  The initial unit values for the AIM V.I. Capital Appreciation Portfolio and the Summit S&P MidCap 400 Index Portfolio were set based on closing values of the American Century Investments V.P. Capital Appreciation Portfolio and the Summit Capital Portfolio, respectively, on October 21, 1999, the date on which the AIM V.I. Capital Appreciation Portfolio and the Summit S&P MidCap 400 Index Portfolio replaced the other two portfolios.  Thereafter, the unit value at the end of a valuation date is the unit value at the end of the previous valuation date times the net investment factor, as described below.

Net Investment Factor.

The net investment factor is an index applied to measure the investment performance of a subaccount from one valuation period to the next.  Each subaccount has a net investment factor for each valuation period which may be greater or less than one.  Therefore, the value of a unit may increase or decrease.  The net investment factor for any subaccount for any valuation period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)   is the net result of:

          a.     the net asset value per share of the portfolio held in the subaccount, determined at the end of the current valuation period; plus
          b.     the per share amount of any dividend or capital gain distributions made by the portfolio to the subaccount, if the "ex‑dividend" date occurs during the current valuation period; plus or minus
          c.     a per share charge or credit for any taxes incurred by or reserved for in the subaccount, which is determined by us to have resulted from the operations of the subaccount.

(2)   is the net result of:

          a.      the net asset value per share of the portfolio held in the subaccount, determined at the end of the last prior valuation period (adjusted for any "ex‑dividend"); plus or minus
          b.      the per share charge or credit for any taxes reserved for in the subaccount at the end of the preceding valuation period.

(3)   is a daily factor representing the mortality and expense risk charge deducted from the subaccount for the policy adjusted for the number of days in the valuation period.

Guaranteed Account.

On any valuation date, the guaranteed account of a policy is the total of all net premiums allocated to the guaranteed account, plus any amounts transferred to the guaranteed account, plus interest credited on such net premiums and amounts, less the amount of any transfers, including transfer charges, taken from the guaranteed account, less the amount of any partial cash surrenders taken from the guaranteed account, less any amounts transferred from the guaranteed account in connection with loans, and less the portion of the monthly deduction deducted from the guaranteed account.

Loan Account.

On any valuation date, if you have any loans outstanding, the loan account is equal to amounts transferred to the loan account from the subaccounts and from the guaranteed account as collateral for loans and for due and unpaid loan interest, less amounts transferred from the loan account to the subaccounts and the guaranteed account as policy debt is repaid, and plus interest credited on the loan account.

Cash Value

The cash value on a valuation date is the account value less the surrender charge that would be applicable on that valuation date.

Cash Surrender Value

The cash surrender value on a valuation date is the cash value reduced by any policy debt.  Cash surrender value is used to determine whether a partial cash surrender may be taken, and whether policy debt is excessive.  It is also the amount that is available upon full surrender of the policy.

DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT

As long as your policy remains in force, we will pay the death benefit proceeds upon receipt at the home office of proof that we deem satisfactory of the insured's death.  We may require return of your policy.  The death benefit will be paid to your beneficiary.  Generally, the death benefit proceeds will be paid in a lump sum within seven calendar days of receipt of due proof of the insured's death, or your beneficiary may elect a payment option.

Amount of Death Benefit Proceeds

The death benefit proceeds are equal to the sum of the death benefit under the death benefit option selected calculated on the date of the insured's death, plus any supplemental and/or rider benefits, minus any policy debt on that date.  If the date of death occurred during a grace period, the death benefit proceeds are the death benefit immediately prior to the start of the grace period, plus any supplemental and/or rider benefits, minus policy debt and minus any past due monthly deductions.  Under certain circumstances, such as misstatement of age or gender or death within the contestability period, the amount of the death benefit may be further adjusted.

If part or all of the death benefit is paid in one sum, we will pay interest on this sum as required by applicable state law from the date of the insured's death to the date of payment.

Death Benefit Options

When you apply for your policy, you will choose one of three death benefit options, which will be used to determine the death benefit.

Under Option A, the death benefit is the greater of: (i) the specified amount; and (ii) the Applicable Percentage (if you elected the guideline premium test) or Factor (if you elected the cash value accumulation test) multiplied by the account value.

Under Option B, the death benefit is the greater of: (i) the specified amount plus the account value; and (ii) the Applicable Percentage (if you elected the guideline premium test) or Factor (if you elected the cash value accumulation test) multiplied by the account value.

Under Option C, the death benefit is the greater of: (i) the specified amount plus the excess of premiums paid over partial cash surrenders; and (ii) the Applicable Percentage (if you elected the guideline premium test) or Factor (if you elected the cash value accumulation test) multiplied by the account value.

When you apply for your policy, you will also choose one of two alternative tests to evaluate whether your policy qualifies as a life insurance contract under the Internal Revenue Code.  Once you have chosen a test for tax qualification, you cannot change it.  If you choose the guideline premium test, total premium payments paid in a policy year may not exceed the guideline premium payment limitations for life insurance set forth under the Internal Revenue Code.  If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a policy year.  A table showing the Applicable Percentages for Attained Ages 0 to 95 under the guideline premium test is included in the Statement of Additional Information.  The Statement of Additional Information also includes a table showing the Factors that apply if you choose the cash value accumulation test.

If investment performance is favorable, the amount of the death benefit may increase.  However, under Options A and C, the death benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all.  Under Option B, the death benefit will vary directly with account value, which reflects the investment performance of the subaccounts as well as interest credited to the guaranteed account and the loan account.  For an illustration of the impact that investment performance may have on the death benefit, see the illustrations in Appendix B beginning on page 48.

Under the guideline premium test, the "Applicable Percentage" is 250% when the insured's attained age is 40 or less, and decreases each year thereafter to 100% when the insured's attained age is 95.

Enhanced Death Benefit Option

You may choose one of two enhanced death benefit options when you apply for your policy.  The two options establish increased death benefits on the life of the insured person at certain ages based on the life expectancy of the insured person.  We offer two corridors, a nine-year corridor and a fifteen-year corridor.  If you choose this option, your death benefit will be calculated using the Factors shown in Appendix B to the Statement of Additional Information.  The enhanced death benefit option table for owners choosing the guideline premium test shows applicable percentages that range from a high of 250% when the insured's attained age is 40 or less, decreasing each year thereafter, to 100% when the insured's attained age is 95 or greater.  For owners choosing the cash value accumulation test, the Factors vary based on the insured's attained age, gender and rate class, and are generally higher at younger attained ages for all rate classes and both genders, and generally higher for women than men, and for non-tobacco rate classes than for tobacco rate classes.  While this option is available free of charge, the enhanced death benefit may cause the cost of insurance to be higher than in a policy without this option.  During the enhanced death benefit period, the death benefit will be increased if the death benefit is either the Applicable Percentage (if you elected the guideline premium test) or the Factor multiplied by the account value (if you elected the cash value accumulation test).   The same cost of insurance rates would then be charged on a greater risk amount, thereby increasing your total cost of insurance charged.

Use of Accounting Benefit Rider and Supplemental Coverage Rider

The initial specified amount is set at the time we issue your policy.  You may change the specified amount from time to time, as discussed below.  You select the death benefit option when you apply for the policy.  You also may change the death benefit option, as discussed below.

When you apply for the policy, you can combine coverage under either or both the Accounting Benefit Rider ("Term Insurance Rider" in Massachusetts and New York) and the Supplemental Coverage Rider with coverage under the base policy to obtain the desired specified amount for an insured.  You must allocate at least $25,000 to base specified amount.  Your Supplemental Coverage Rider specified amount cannot exceed nine times your base specified amount, and your policy's total specified amount must be at least $250,000 in order to use the Supplemental Coverage Rider.  Use of these riders will lower the cost to you of insurance coverage.

Accounting Benefit Rider.

The Accounting Benefit Rider ("Term Insurance Rider" in Massachusetts and New York) ("ABR") provides the opportunity to allocate part of the policy's specified amount to this rider.  The use of this rider results in a higher cash value for the policy in the early years of the policy than would otherwise be the case, because there are no surrender charges associated with coverage under this rider and the monthly deductions associated with the specified amount allocated to the rider are correspondingly lower in early policy years than the monthly deduction that would be required for base policy coverage; monthly deductions are correspondingly higher in later policy years.  If you are concerned about the impact on your balance sheet of buying a life insurance policy to help fund an executive retirement plan, because the early costs of the policy create a liability that is not offset by an asset, use of this rider can help create higher early cash values in the policy.  The monthly deduction associated with the specified amount allocated to the rider is made up of both a cost of insurance charge and an ABR specified amount charge.  The ABR specified amount charge is an amount per thousand of ABR specified amount and will vary based on gender, rate class, issue age, policy year and death benefit option.  This rider is available only at issue.  You cannot surrender the rider separately from the policy, but if you surrender the policy, you will pay no surrender charges associated with the portion of specified amount you allocated to the ABR.

Supplemental Coverage Rider.

The Supplemental Coverage Rider ("SCR") provides the opportunity to allocate part of the policy's specified amount to this rider.  The SCR Rider will adjust over time to maintain total death benefit coverage as described below.

The death benefit for the SCR Rider is the difference between your total death benefit and the sum of the base death benefit and ABR death benefit.  The SCR death benefit automatically adjusts daily as your base and ABR death benefit changes.  The total death benefit depends on which death benefit option is in effect:

Option A: If Option A is in effect, the total death benefit is the greater of:

(A) the specified amount (the base specified amount and any specified amount allocated to the ABR and/or SCR); and

(B) the Applicable Percentage (if you elected the guideline premium test) or the Factor (if you elected the cash value accumulation test) multiplied by the account value.

Option B: If Option B is in effect, the total death benefit is the greater of:

(A) the specified amount (the base specified amount and any specified amount allocated to the ABR and/or SCR), plus the account value; and

(B) (ii) the Applicable Percentage (if you elected the guideline premium test) or the Factor (if you elected the cash value accumulation test) multiplied by the account value.

Option C: If Option C is in effect, the total death benefit is the greater of:

(A) the specified amount (the base specified amount and any specified amount allocated to the ABR and/or SCR), plus the excess of premiums paid over partial cash surrenders; and

(B) (ii) the Applicable Percentage (if you elected the guideline premium test) or the Factor (if you elected the cash value accumulation test) multiplied by the account value.

It is possible that the amount of your SCR death benefit may be zero if your base and ABR death benefit increases enough due to the IRS minimum death benefit calculation.  As an example, if your account value increases over time due to positive investment performance in the subaccounts you choose, and you elect the cash value accumulation test and death benefit option A, your account value multiplied by the Factor could approach or exceed the combined total of your base and ABR specified amount.  In that situation, your SCR death benefit would reduce so that your total death benefit remained constant.  Eventually, your account value could peak and begin to decline so that, when multiplied by the Factor, the result becomes less than the combined total of your base and ABR specified amounts.  In that situation, your SCR death benefit would increase so that your total death benefit remained constant.  The SCR death benefit can never be less than zero.  Even when the SCR death benefit is reduced to zero, your SCR Rider remains in effect until you remove it from your policy.  Therefore, if the base and ABR death benefit decreases to below the total death benefit, the SCR death benefit increases to maintain the total death benefit.

There is no defined premium for a given amount of insurance coverage under the SCR.  Instead, we deduct a monthly cost of insurance charge from your account value.  The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the risk amount attributable to the rider in effect that month.  The cost of insurance rates will be determined by us based on the age at issue, gender, and rate class of the insured, as well as the policy year.  The current cost of insurance rates for this rider are lower than the cost of insurance rates for the base policy, however, the guaranteed cost of insurance rates are higher.

There may be times in which it will be to your economic advantage to allocate a significant portion of your specified amount to the SCR.  In some other circumstances, it may be in your interest to obtain a policy without the SCR.  These circumstances depend on many factors, including the premium levels and the amount and duration of coverage you choose, as well as the age, gender and rate class of the insured.

Changes in Death Benefit Option

You may change the death benefit option on your policy, by notice to us, after the first anniversary of the policy date, subject to the following rules.  The effective date of the change will be the monthly date next following the day that we receive and accept notice of the request for change.  We may require satisfactory evidence of insurability.  A change in the death benefit option may have adverse tax consequences and you should consult your tax adviser before making a change.

When a change from Option A to Option B or from Option C to Option B is made, unless requested by notice to us, the specified amount after the change will be adjusted so that the risk amount is unchanged.  When a change from Option B to Option A or from Option C to Option A is made, unless requested by notice to us, the specified amount will not change and the death benefit will be reduced to equal the specified amount.

Changes in Specified Amount

When you apply for your policy, you may allocate part of your initial specified amount to the Accounting Benefit Rider or the Supplemental Coverage Rider (see "Supplemental and/or Rider Benefits", page 27).  This allocation will have an effect on the monthly deductions made from your policy.  After your policy is issued, you may request a change in the specified amount, by notice to us, subject to the following rules.  If a change in the specified amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your policy as a life insurance contract, we will refund promptly to you the amount of such excess above the premium limitations.  Changing the specified amount of your policy may have adverse tax consequences.  You should consult counsel or another tax adviser before changing the specified amount.

Decrease in Specified Amount.  The minimum amount of any decrease in specified amount is $1,000, and any decrease in specified amount will become effective on the monthly date next following the date that notice requesting the decrease is received and approved by us.  We reserve the right to decline a requested decrease in the specified amount if compliance with current tax law resulting from this decrease would result in immediate termination of the policy, or if to effect the requested decrease, payments to you would have to be made from the account value for compliance with applicable tax law, and the amount of such payments would exceed the cash surrender value under the policy.

Decreasing the specified amount of the policy may have the effect of decreasing monthly cost of insurance charges but will not decrease surrender charges or other policy charges.  Decreasing the specified amount of the policy may have adverse tax consequences and you should consult your tax adviser before making a change.  Any decrease in specified amount will be made in proportion to the specified amount attributable to the base policy, the Accounting Benefit Rider and the Supplemental Coverage Rider.

Increase in Specified Amount.  Any increase in the specified amount must be at least $1,000 (unless the increase is effected pursuant to a rider providing for automatic increases in specified amount), and you must submit an application.  Any increase that is not guaranteed by rider will require satisfactory evidence of insurability and must meet our underwriting rules.  If you increase the specified amount, you should contact your agent to assist you in determining if additional premium payments are necessary or appropriate.  The increase in specified amount will become effective on the monthly date next following the date the request for the increase is received and approved, and your account value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in specified amount.  You can increase your SCR specified amount at any time.  You can increase your base specified amount at any time, and your ABR specified amount after your first policy year, so long as your base and ABR specified amounts remain in the same proportions as they were when your policy was issued.  SCR and ABR specified amount increases will have an effective date as shown in the supplemental policy schedule you receive at the time of the increase.

A new administrative surrender charge period will apply only to the increased base specified amount, starting with the effective date of the increase.

When Proceeds Are Paid

We will ordinarily pay any death benefit proceeds, loan proceeds, partial cash surrender proceeds, or full surrender proceeds within seven calendar days after receipt at the home office of all the documents required for such a payment.  Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents.  However, we may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the New York Stock Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of separate account assets is not reasonably practicable; (2) the SEC by order permits postponement of payment to protect our policy owners, or (3) the payment requested will come from account values allocated to our guaranteed account.

Please note: If mandated under applicable law, we may be required to block your account and refuse to honor any request for transfers, partial cash surrenders, loans, or death benefits until instructions are secured from the appropriate regulator.  We may also be required to provide additional information about your account to government regulators.

Payment Options

Surrender proceeds and death benefit proceeds under the policy are generally payable in a lump sum.  We may offer alternative payment options.  Your beneficiary should contact us or their Union Central agent for information regarding payment options that may be available at the time of payment.  In most cases, when death benefit proceeds are paid in a lump sum, we will pay the death benefit proceeds by establishing an interest bearing account for the beneficiary, in the amount of the death benefit proceeds payable.  We will send the beneficiary a checkbook within 7 days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable.  The account is part of our general account.  It is not a bank account and it is not insured by the FDIC or any other government agency.  As part of our general account, it is subject to the claims of our creditors.  We receive a benefit from all amounts left in the accounts.

CASH BENEFITS

Loans

After the first policy year and while the insured is living, and provided your policy is not in the grace period, you may borrow against your policy at any time by submitting notice to the home office.  (In certain states, loans may also be available during the first policy year.)  The minimum amount of any loan request is $100 (subject to state regulation).  The maximum loan amount is equal to the sum of 90% of the account value in the variable account, plus 100% of the guaranteed account value, less any surrender charges that would be applicable on the effective date of the loan, less loan interest to the annual date.  Outstanding loans reduce the amount available for new loans.  Loans will be processed as of the date your notice is received and approved.  Loan proceeds generally will be sent to you within seven calendar days.  Policy loans may have tax consequences and you should consult your tax adviser before making a change.

Interest.

Each year on your policy's annual date we will set the annual loan interest rate.  The rate will never be more than the maximum permitted by law, and will not be changed more frequently than once per year.  The rate for a policy year may not exceed the maximum limit shown in your policy.

We will notify you of the initial rate of interest when a loan is made.  We will notify you at least thirty days in advance of any increase in the annual loan interest rate applicable to any outstanding loan.

Interest accrues daily from the date of the loan and is due and payable at the end of each policy year while a loan is outstanding.  If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the outstanding loan.

Policy Debt.

Outstanding loans (including unpaid interest added to the loan) plus accrued interest not yet due equals the policy debt.

Loan Collateral.

When a policy loan is made, an amount sufficient to secure the loan is transferred out of your policy's variable and guaranteed account value and into your policy's loan account.  Thus, a loan will have no immediate effect on the account value, but other account values, such as the cash surrender value and the death benefit proceeds, will be reduced immediately by the amount transferred to the loan account.  This transfer is made against the account value in each subaccount and the guaranteed account in proportion to the account value in each on the effective date of the loan, unless you specify that transfers be made from specific subaccounts.  An amount of account value equal to any due and unpaid loan interest which exceeds interest credited to the loan account will also be transferred to the loan account on each annual date.  Such interest will be transferred from each subaccount and the guaranteed account in the same proportion that account value in each subaccount and the guaranteed account bears to the total unloaned account value.

The loan account will be credited with interest at an effective annual rate of not less than the annual loan interest rate, less 1.5% during the first ten policy years.  Thus, the maximum net cost of a loan per year is 1.5% during the first ten policy years, and 0.50% thereafter (the net cost of a loan is the difference between the rate of interest charged on policy loans and the amount credited on the equivalent amount held in the loan account).  We will determine the rate of interest to be credited to the loan account in our sole discretion, and the rate may change from time to time.

Loan Repayment; Effect if Not Repaid.

You may repay all or part of your policy debt at any time while the insured is living and your policy is in force.  Loan repayments must be sent to the home office and will be credited as of the valuation period received.  You may give us notice that a specific unscheduled premium made while a loan is outstanding is to be applied as a loan repayment.  (Loan repayments, unlike unscheduled premiums, are not subject to premium expense charges.)  We will apply any planned periodic premiums, and any unscheduled premiums without such notice, as premium payments.  When a loan repayment is made, account value in the loan account in an amount equivalent to the repayment is transferred from the loan account to the subaccounts and the guaranteed account.  Thus, a loan repayment will have no immediate effect on the account value, but other account values, such as the cash surrender value, will be increased immediately by the amount of the loan repayment.  Amounts will be transferred to the subaccounts and the guaranteed account in accordance with yourcurrent net premium allocation instructions.

If the death benefit becomes payable while a loan is outstanding, your policy debt will be deducted in calculating your death benefit proceeds.

If on a monthly date your policy's cash value less any policy debt (the cash surrender value) is less than the amount of the monthly deduction due for the following policy month, your policy will be in default.  You, and any assignee of record, will be sent notice of the default.  You will have a 61‑day grace period to submit a sufficient payment to avoid termination of coverage under your policy.  The notice will specify the amount that must be repaid to prevent termination.

Effect of Policy Loan.

A loan, whether or not repaid, will have a permanent effect on your death benefit and account values because the investment results of the subaccounts of the separate account and current interest rates credited on account value in the guaranteed account will apply only to the non‑loaned portion of the account value.  The longer the loan is outstanding, the greater the effect is likely to be.  Depending on the investment results of the subaccounts or credited interest rates for the guaranteed account while the loan is outstanding, the effect could be favorable or unfavorable.  Loans may increase the potential for lapse if investment results of the subaccounts are less than anticipated.  Also, loans could, particularly if not repaid, make it more likely than otherwise for a policy to terminate.  Please consult your tax adviser concerning the tax treatment of policy loans, and the adverse tax consequences if your policy lapses with loans outstanding.  In addition, if your policy is a modified endowment contract, loans may be currently taxable and subject to a 10% penalty tax.

Surrendering the Policy for Cash Surrender Value

You may surrender your policy at any time for its cash surrender value by submitting notice to the home office.  We may require return of the policy.  A surrender charge may apply.  A surrender request will be processed as of the date your notice and all required documents are received.  Payment will generally be made within seven calendar days.  The cash surrender value may be taken in one lump sum or it may be applied to a payment option acceptable to you and to us.  Your policy will terminate and cease to be in force if it is surrendered.  It cannot later be reinstated.  A surrender may result in adverse tax consequences, and if your policy is a modified endowment contract, may also trigger a 10% penalty tax.  You should consult your tax adviser before requesting a surrender.

Partial Cash Surrenders

You may make partial cash surrenders under your policy at any time subject to the conditions below.  You must submit notice to the home office.  Each partial cash surrender must be at least $100.  The partial cash surrender amount may not exceed the cash surrender value.  We will reject any partial cash surrender request that would reduce the specified amount to less than $50,000.  There is no fee or charge imposed on a partial cash surrender.  As of the date we receive notice of a partial cash surrender request, the cash value will be reduced by the partial cash surrender amount.

Unless you request that a partial cash surrender be deducted from specified subaccounts, your partial cash surrender amount will be deducted from your account value in the subaccounts and in the guaranteed account pro‑rata in proportion to the account value in each.

If death benefit Option A is in effect, we will reduce the specified amount by the partial cash surrender amount.  We may reject a partial cash surrender request if the partial cash surrender would cause the policy to fail to qualify as a life insurance contract under applicable tax laws, as we interpret them.  If death benefit Option C is in effect, we will reduce the specified amount by the amount surrendered if the total amount of prior partial cash surrenders equal or exceed the total premiums paid.

Partial cash surrender requests will be processed as of the valuation period we receive notice, and generally will be paid within seven calendar days.

A partialcash surrender may result in adverse tax consequences, and if your policy is a modified endowment contract, may also trigger a 10% penalty tax.  You should consult your tax adviser before requesting a partial cash surrender.

LAPSE AND REINSTATEMENT

Lapse

Whether your policy lapses depends on whether its cash surrender value is sufficient to cover the monthly deduction when due.  Failure to pay planned periodic premiums will not necessarily cause your policy to lapse.  Conversely, paying all planned periodic premiums will not necessarily guarantee that your policy will not lapse (except when the minimum no lapse period is in effect).

If your cash surrender value on a monthly date is less than the amount of the monthly deduction to be deducted on that date and the minimum no lapse period is not in effect, your policy will be in default and a grace period will begin.  This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in cash surrender value, or the cash surrender value has decreased because you have not paid sufficient premium payments to offset the monthly deduction, or you have excessive policy debt.

We calculate account values, cash surrender values and death benefits for your policy in the same manner without regard to whether your policy is lapsed.

Any applicable surrender charges will be due in the event of a lapse when the grace period expires without sufficient payment.

Reinstatement

Your policy may be reinstated within five years after lapse and before the maturity date, subject to compliance with certain conditions, including the payment of a necessary premium payment.  See your policy for further information.

TAX CONSIDERATIONS

The following is only general information about federal tax law and is not intended as tax advice to any individual.  Tax laws affecting the policy are complex, may change and are affected by your facts and circumstances.  We cannot guarantee the tax treatment of the policy or any transaction involving the policy.  You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a policy.

Life Insurance Qualification; Tax Treatment of Death Benefit

The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes.  This definition can be met if an insurance contract satisfies either one of two tests set forth in that section. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the policy.  Thus, there is some uncertainty about how those tests apply to the policy.

Nevertheless, we believe the policy qualifies as a life insurance contract for federal tax purposes, so that:

o     the death benefit should be fully excludable from the beneficiary's gross income; and
o     you should not be considered in constructive receipt of the cash surrender value, including any increases in cash surrender value, unless and until it is distributed from the policy.   However, Congress has recently enacted new statutory provisions relating to employer owned life insurance.  The death benefit of life insurance owned by an employer is taxable unless the insured is a certain class of employee and has been given notice and has consented to coverage on his life.  Specific statutory requirements must be satisfied for the death benefit of employer owned life insurance to be excluded from taxable income.  Any employer contemplating the purchase of life insurance contract should consult a tax advisor.

We reserve the right to make such changes in the policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

Modified Endowment Contracts.  The Code establishes a class of life insurance contracts designated as modified endowment contracts.  The Code rules governing whether a policy will be treated as a modified endowment contract are extremely complex.  In general, a policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven policy years exceed the sum of the net level premium payments which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums.  A policy may also become a modified endowment contract because of a material change.  The determination of whether a policy is a modified endowment contract after a material change generally depends upon the relationship of the policy's death benefit and account value at the time of such change and the additional premium payments made in the seven years following the material change.  A policy may also become a modified endowment contract if the death benefit is reduced.

A policy issued in exchange for a modified endowment contract is subject to tax treatment as a modified endowment contract.  However, we believe that a policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the policy is greater than or equal to the death benefit of the policy being exchanged.  The payment of any premiums at the time of or after the exchange may, however, cause the policy to become a modified endowment contract.  You may, of course, choose to not make additional payments in order to prevent a policy from being treated as a modified endowment contract.

This policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired policy transactions may cause such treatment.  When a premium payment is credited which we believe causes the policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to prevent a Policy from being treated as a modified endowment contract.

Special Considerations for Corporations

Premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.  For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from the policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes.  In addition, although increases to the policy's cash surrender value are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.  In recent years, Congress has adopted new rules relating to corporate owned life insurance.  Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax advisor.

Accelerated Benefits Rider

You should consult a tax adviser about the consequences of adding this rider to your policy or requesting payment under this rider.

Continuation of Policy Beyond Age 100

The tax consequences of continuing your policy beyond the annual date nearest the insured's 100th year are unclear.  You should consult a tax adviser if you intend to keep your policy in force beyond the insured's 100th year.

Tax Treatment of Loans and Other Distributions

Upon a surrender or lapse of the policy, if the amount received plus any outstanding policy debt exceeds the total cost basis in the policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether a policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a policy depend on whether the policy is classified as a modified endowment contract.  "Cost Basis in the Policy" means:

o     the total of any premium payments or other consideration paid for the policy, minus
o     any partial cash surrenders previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contractsaresubjectto the following tax rules:

1)     All distributions, including surrenders and partial cash surrenders, are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the account value immediately before the distribution over the cost basis in the policy at such time.
2)     Loans from or secured by the policy are treated as distributions and taxed accordingly.  If you do not repay loan interest, the loan interest itself is treated as a distribution.
3)     A 10% additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, the policy that is included in income except where the distribution or loan is made on or after the owner attains age 59½, is attributable to the owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contractsaregenerallytreated as first recovering the cost basis in the policy and then, only after the return of all such cost basis in the policy, as distributing taxable income.  An exception to this general rule occurs in the case of a decrease in the policy's death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the owner in order for the policy to continue complying with the Code's definition of life insurance.  Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the policy).

Loans from, or secured by, a policy that is not a modified endowment contract are not treated as distributions.  However, it is possible that reduced rate loans could be treated as distributions rather than loans.

Distributions (including upon surrender) and loans from, or secured by, a policy that is not a modified endowment contract are not subject to the 10% additional income tax rule.  If a policy which is not now but later becomes a modified endowment contract, then any distributions made from the policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

Other Policy Owner Tax Matters

Depending on the circumstances, the exchange of a policy, a change in the policy's death benefit option, a policy loan, a partial or full surrender, a lapse, a change in ownership, or an assignment of the policy may have federal income tax consequences.  In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a policy depends on the circumstances of each owner or beneficiary.

Interest paid on policy loansgenerallyisnot tax deductible.

Aggregation of modified endowment contracts.  Pre-death distributions (including a loan, partial cash surrender, collateral assignment or full surrender) from a policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the policy.  If we or any of our affiliates issue more than one modified endowment contract to the same policy owner within any 12-month period, then for purposes of measuring the income on the policy with respect to a distribution from any of those policies, the income for all those policies will be aggregated and attributed to that distribution.

Federal and state estate, inheritance and other tax consequencesofownershipor receipt of proceeds under the policy depend upon your or the beneficiary's individual circumstance.

Diversification requirements.  Investments of the variable account must be "adequately diversified" for the policy to qualify as a life insurance contract under the Code.  Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in account value plus the cost of insurance protection for the year.  However, we believe the policy complies fully with such requirements.

Owner control.  The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the variable account may cause you, rather than us, to be treated as the owner of the assets in the variable account.  To date, no such regulations or guidance has been issued.  If you are considered the owner of the assets of the variable account, income and gains from the variable account would be included in your gross income.

The ownership rights under the policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets.  For example, you have additional flexibility in allocating policy premium and account values.  These differences could result in you being treated as the owner of a pro rata share of the assets of the variable account.  In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue.  We therefore reserve the right to modify the policy as necessary to attempt to prevent you from being considered the owner of the assets of the variable account.

Tax-advantaged arrangements.  The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others.  The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement.  If you are contemplating the use of the policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this policy for the arrangement.

DISTRIBUTION OF THE POLICIES

We had entered into a distribution agreement with Carillon Investments, Inc. for the distribution and sale of the policies.  Carillon Investments, Inc., was merged into Ameritas Investment Corp.  Prior to the merger, Carillon Investments, Inc. and Ameritas Investment Corp. were affiliates of Union Central.  Ameritas Investment Corp. ("Distributor") sells the policies through its sales representatives.  The Distributor also may enter into selling agreements with other broker-dealers who in turn may sell the policies through their sales representatives.

We pay commissions for the sale of the policies.  If the ABR is not selected, the maximum commissions payable are:  50% of premiums up to the target premium and 2% of premiums above that amount paid in the first policy year; 2% of premium paid in policy years 2 through 11; and 2% of premium paid thereafter as a service fee.  If the ABR is selected, premium paid in the first policy year is allocated to the base policy and the ABR in proportion to the base and ABR specified amounts.  The maximum commissions payable in the first policy year are:  50% of first-year premium allocated to the base policy up to the base policy target premium; 15% of first-year premium allocated to the ABR up to the ABR target premium; and 2% of first-year premium in excess of the sum of the base and ABR target premiums.  The SCR does not affect target premium and does not have premiums allocated to it.  For an increase in specified amount, we will pay first-year commission on any increase in planned periodic premium that occurs during the policy year of the increase in specified amount.  Substandard risks and riders, to the extent they affect target premiums, may result in additional compensation.  We will pay agents commissions after the first year, called "trail" commissions, in an amount of .20%.  Additional amounts may be paid and expenses may be reimbursed based on various factors.  Other selling broker-dealers will share commissions and additional amounts received for sales of the policies with their sales representatives involved in the sales in accordance with their rules and policies for compensating sales representatives.

Also, the Distributor receives .25% of subaccount assets from FTVIPT Templeton Foreign Securities Fund, Class 2, .25% of subaccount assets from FTVIPT Templeton Growth Securities Fund, Class 2, .25% of subaccount assets from Seligman Communications and Information Portfolio (Class 2), and .19% of subaccount assets from Seligman Small-Cap Value Portfolio (Class 2 in the form of 12b-1 fees.  Class 12b-1 shares of these funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees out of fund assets to those who sell and distribute fund shares.  In addition to 12b-1 fees, we receive from some of our participating investment advisers annual revenue sharing of between .05% and .25% of subaccount assets for providing various shareholder support services.

LEGAL PROCEEDINGS

No litigation is pending that would have a material effect upon the separate account.

FINANCIAL STATEMENTS

Union Central's and the separate account's financial statements appear in the Statement of Additional Information, which is available upon request by calling us at 1-800-319-6902.

APPENDIX A -- GLOSSARY OF TERMS

accountvalue‑ The sum of the values in the variable account, the guaranteed account, and the loan account.

age‑ The insured's age on his or her nearest birthday.

annualdate- The same day in each policy year as the policy date.

basespecified amount  - The specified amount not allocated to the Accounting Benefit Rider ("Term Insurance Rider" in Massachusetts and New York) or Supplemental Coverage Rider.

initialspecified amount‑ The specified amount on the policy date.

issuedate- The date from which the suicide and contestable periods start.

loanaccount‑ When you take out a policy loan, we transfer some of your account value to this account to hold as collateral for the loans.

maturitydate- The date of the insured's death.

monthlydate- The same day as the policy date for each succeeding month.  It defaults to the actual last day of the month if the monthly date is a day that does not exist in that month.  For example, if your monthly date is the 31st, it will be the 30th in April, June, September and November and the 28th or 29th in February.

netpremium‑ A premium payment minus the applicable premium expense charge.

owner,you  ‑ The person who owns a policy.

policydate- The date from which policy months, years and anniversaries are measured policydebt‑ The sum of all outstanding policy loans plus accrued interest.

policymonth -Each one-month period beginning with a monthly date and ending the day before the next monthly date.

policy year -Each period of twelve months starting on the policy date and ending the day before the first annual date, or any following year starting on an annual date and ending the day before the next annual date.

portfolio‑ An investment company or its series, in which we invest amounts allocated to a subaccount of the separate account.

riskamount‑ On each monthly date, the death benefit under the policy divided by (1 plus the monthly guaranteed interest rate applicable to the guaranteed account) less the account value.

specifiedamount‑ A dollar amount used to determine the death benefit under a policy.  It includes base specified amount, as well as any specified amount allocated to the Accounting Benefit Rider or Supplemental Coverage Rider.  It is commonly referred to as "face amount".

Union Central, we, our, us‑ The Union Central Life Insurance Company.

unscheduledpremium‑ Any premium other than a planned periodic premium.

valuationdate‑ Each day on which the New York Stock Exchange is open for business.

valuation period‑ The interval of time commencing at the close of business on one valuation date and ending at the close of business on the next succeeding valuation date.

APPENDIX B -- ILLUSTRATIONS

We prepared the following tables to illustrate hypothetically how certain values under a policy may change with investment performance over an extended period of time.  The tables illustrate how account values, cash surrender values and death benefits under a policy covering an insured of a given age on the policy date, would vary over time if planned periodic premiums were paid annually and the return on the assets in each of the portfolios were an assumed uniform gross annual rate of 0%, 6% and 12%.  The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown.  The tables also show planned periodic premiums accumulated at 5% interest compounded annually.  The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates.  These illustrations assume that net premiums are allocated equally among the subaccounts available under the policy, and that no amounts are allocated to the guaranteed account.

The illustrations reflect the fact that the net investment return on the assets held in the subaccounts is lower than the gross after-tax return of the selected portfolios.  The tables assume an average annual expense ratio of 0.834% of the average daily net assets of the portfolios available under the policies.  This average annual expense ratio is based on a simple arithmetic average of the expense ratios of each of the portfolios for the last fiscal year, before waivers or reimbursements.  For information on the portfolios' expenses, see the prospectuses for the portfolios.

In addition, the illustrations reflect the daily charge to the separate account for assuming mortality and expense risks, which is equal on an annual basis to 0.75% during the first ten policy years, and 0.25% thereafter.  After deduction of portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter.

The illustrations also reflect the deduction of the applicable premium expense charge, and the monthly deduction, including the monthly cost of insurance charge for the hypothetical insured.  Union Central's current cost of insurance charges, and the higher guaranteed maximum cost of insurance charges that Union Central has the contractual right to charge, are reflected in separate illustrations on each of the following pages.  All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the separate account and assume no policy debt or charges for supplemental and/or rider benefits.

Certain of the illustrations reflect the choice of guideline premium test or cash value accumulation test.

The illustrations are based on Union Central's gender distinct standard nontobacco rates.  Upon your request, we will furnish you, free of charge, with a comparable illustration based upon the proposed insured's individual circumstances.  Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING CURRENT CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION A CASH VALUE ACCUM. TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	300,000	300,000	300,000	3,104	2,924	2,743	1,213	1,033	852
2	300,000	300,000	300,000	6,499	5,947	5,417	4,609	4,056	3,526
3	300,000	300,000	300,000	10,213	9,073	8,019	8,323	7,182	6,128
4	300,000	300,000	300,000	14,274	12,300	10,547	12,384	10,409	8,656
5	300,000	300,000	300,000	18,721	15,635	13,002	16,830	13,744	11,111
6	300,000	300,000	300,000	23,579	19,069	15,372	21,878	17,368	13,670
7	300,000	300,000	300,000	28,915	22,628	17,678	27,403	21,116	16,165
8	300,000	300,000	300,000	34,781	26,319	19,922	33,457	24,996	18,598
9	300,000	300,000	300,000	41,237	30,154	22,110	40,103	29,020	20,976
10	300,000	300,000	300,000	48,340	34,131	24,235	47,395	33,185	23,290
15	300,000	300,000	300,000	98,065	57,230	34,239	98,065	57,230	34,239
20	410,219	300,000	300,000	182,746	87,955	44,757	182,746	87,955	44,757
25	621,712	300,000	300,000	319,967	125,506	52,640	319,967	125,506	52,640
30	919,684	300,000	300,000	540,362	171,645	56,614	540,362	171,645	56,614
35	1,349,963	345,658	300,000	891,929	228,378	54,671	891,929	228,378	54,671
40	1,984,051	405,306	300,000	1,449,581	296,123	43,198	1,449,581	296,123	43,198
45	2,940,407	475,178	300,000	2,328,937	376,362	14,718	2,328,937	376,362	14,718
50	4,391,392	557,535	0	3,710,792	471,126	0	3,710,792	471,126	0
55	6,630,460	657,619	0	5,877,463	582,936	0	5,877,463	582,936	0
60	10,021,905	772,856	0	9,325,218	719,130	0	9,325,218	719,130	0
65	15,237,749	906,615	0	15,237,749	906,615	0	15,237,749	906,615	0
70	25,437,355	1,149,247	0	25,437,355	1,149,247	0	25,437,355	1,149,247	0
Age 110	38,327,708	1,389,330	0	38,327,708	1,389,330	0	38,327,708	1,389,330	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Current values reflect applicable Premium Expense Charges and current cost of insurance, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION A CASH VALUE ACCUM. TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	300,000	300,000	300,000	2,738	2,570	2,403	847	679	512
2	300,000	300,000	300,000	5,917	5,408	4,919	4,026	3,517	3,028
3	300,000	300,000	300,000	9,392	8,338	7,365	7,501	6,447	5,474
4	300,000	300,000	300,000	13,188	11,360	9,738	11,297	9,469	7,847
5	300,000	300,000	300,000	17,336	14,476	12,035	15,445	12,585	10,144
6	300,000	300,000	300,000	21,867	17,683	14,251	20,165	15,981	12,549
7	300,000	300,000	300,000	26,822	20,985	16,386	25,310	19,472	14,874
8	300,000	300,000	300,000	32,240	24,380	18,435	30,916	23,057	17,112
9	300,000	300,000	300,000	38,171	27,874	20,400	37,036	26,740	19,265
10	300,000	300,000	300,000	44,661	31,462	22,271	43,716	30,517	21,325
15	300,000	300,000	300,000	90,385	52,445	31,119	90,385	52,445	31,119
20	370,665	300,000	300,000	165,125	76,591	36,701	165,125	76,591	36,701
25	548,425	300,000	300,000	282,250	103,426	36,943	282,250	103,426	36,943
30	785,218	300,000	300,000	461,357	132,204	28,082	461,357	132,204	28,082
35	1,103,833	300,000	300,000	729,310	161,695	2,208	729,310	161,695	2,208
40	1,533,225	300,000	0	1,120,199	190,278	0	1,120,199	190,278	0
45	2,117,330	300,000	0	1,677,023	216,848	0	1,677,023	216,848	0
50	2,911,460	300,000	0	2,460,227	243,660	0	2,460,227	243,660	0
55	4,001,781	315,043	0	3,547,314	279,264	0	3,547,314	279,264	0
60	5,507,291	346,222	0	5,124,444	322,154	0	5,124,444	322,154	0
65	7,720,634	382,044	0	7,720,634	382,044	0	7,720,634	382,044	0
70	12,888,551	484,287	0	12,888,551	484,287	0	12,888,551	484,287	0
Age 110	19,419,811	585,458	0	19,419,811	585,458	0	19,419,811	585,458	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Supplemental Coverage Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING CURRENT CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION B CASH VALUE ACCUM. TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	303,098	302,918	302,738	3,098	2,918	2,738	1,208	1,027	847
2	306,480	305,930	305,401	6,480	5,930	5,401	4,590	4,039	3,510
3	310,172	309,036	307,988	10,172	9,036	7,988	8,281	7,146	6,097
4	314,199	312,236	310,493	14,199	12,236	10,493	12,308	10,345	8,603
5	318,595	315,533	312,920	18,595	15,533	12,920	16,705	13,642	11,029
6	323,383	318,916	315,253	23,383	18,916	15,253	21,682	17,214	13,551
7	328,626	322,411	317,516	28,626	22,411	17,516	27,113	20,898	16,003
8	334,369	326,023	319,709	34,369	26,023	19,709	33,046	24,699	18,385
9	340,671	329,761	321,840	40,671	29,761	21,840	39,536	28,627	20,705
10	347,577	333,623	323,898	47,577	33,623	23,898	46,631	32,677	22,953
15	395,128	355,639	333,373	95,128	55,639	33,373	95,128	55,639	33,373
20	475,911	384,733	343,345	175,911	84,733	43,345	175,911	84,733	43,345
25	607,267	418,554	350,128	307,267	118,554	50,128	307,267	118,554	50,128
30	884,456	456,285	352,072	519,664	156,285	52,072	519,664	156,285	52,072
35	1,299,539	495,936	346,789	858,614	195,936	46,789	858,614	195,936	46,789
40	1,911,071	533,417	330,655	1,396,260	233,417	30,655	1,396,260	233,417	30,655
45	2,833,271	560,841	0	2,244,081	260,841	0	2,244,081	260,841	0
50	4,232,335	564,878	0	3,576,386	264,878	0	3,576,386	264,878	0
55	6,391,197	524,222	0	5,665,372	224,222	0	5,665,372	224,222	0
60	9,661,112	411,385	0	8,989,506	111,385	0	8,989,506	111,385	0
65	14,979,667	0	0	14,679,667	0	0	14,679,667	0	0
70	24,805,712	0	0	24,505,712	0	0	24,505,712	0	0
Age 110	37,223,956	0	0	36,923,956	0	0	36,923,956	0	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Current values reflect applicable Premium Expense Charges and current cost of insurance, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION B CASH VALUE ACCUM. TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	302,732	302,565	302,398	2,732	2,565	2,398	841	674	507
2	305,899	305,391	304,904	5,899	5,391	4,904	4,008	3,501	3,013
3	309,352	308,304	307,335	9,352	8,304	7,335	7,462	6,413	5,444
4	313,115	311,299	309,687	13,115	11,299	9,687	11,224	9,408	7,796
5	317,216	314,378	311,956	17,216	14,378	11,956	15,325	12,488	10,066
6	321,679	317,536	314,137	21,679	17,536	14,137	19,978	15,834	12,435
7	326,543	320,775	316,230	26,543	20,775	16,230	25,030	19,262	14,717
8	331,839	324,090	318,227	31,839	24,090	18,227	30,515	22,767	16,904
9	337,610	327,485	320,131	37,610	27,485	20,131	36,475	26,350	18,996
10	343,893	330,949	321,930	43,893	30,949	21,930	42,948	30,004	20,985
15	387,287	350,763	330,201	87,287	50,763	30,201	87,287	50,763	30,201
20	455,338	372,038	334,681	155,338	72,038	34,681	155,338	72,038	34,681
25	561,163	392,219	333,014	261,163	92,219	33,014	261,163	92,219	33,014
30	724,695	406,297	321,389	424,695	106,297	21,389	424,695	106,297	21,389
35	1,018,185	404,565	0	672,721	104,565	0	672,721	104,565	0
40	1,416,463	368,759	0	1,034,891	68,759	0	1,034,891	68,759	0
45	1,958,057	0	0	1,550,871	0	0	1,550,871	0	0
50	2,694,256	0	0	2,276,687	0	0	2,276,687	0	0
55	3,704,929	0	0	3,284,174	0	0	3,284,174	0	0
60	5,100,371	0	0	4,745,811	0	0	4,745,811	0	0
65	7,054,017	0	0	6,754,017	0	0	6,754,017	0	0
70	11,574,915	0	0	11,274,915	0	0	11,274,915	0	0
Age 110	17,288,466	0	0	16,988,466	0	0	16,988,466	0	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Supplemental Coverage Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING CURRENT CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION A GUIDELINE PREMIUM TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of				Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	300,000	300,000	300,000	3,104	2,924	2,743	1,213	1,033	852
2	300,000	300,000	300,000	6,499	5,947	5,417	4,609	4,056	3,526
3	300,000	300,000	300,000	10,213	9,073	8,019	8,323	7,182	6,128
4	300,000	300,000	300,000	14,274	12,300	10,547	12,384	10,409	8,656
5	300,000	300,000	300,000	18,721	15,635	13,002	16,830	13,744	11,111
6	300,000	300,000	300,000	23,579	19,069	15,372	21,878	17,368	13,670
7	300,000	300,000	300,000	28,915	22,628	17,678	27,403	21,116	16,165
8	300,000	300,000	300,000	34,781	26,319	19,922	33,457	24,996	18,598
9	300,000	300,000	300,000	41,237	30,154	22,110	40,103	29,020	20,976
10	300,000	300,000	300,000	48,340	34,131	24,235	47,395	33,185	23,290
15	300,000	300,000	300,000	98,065	57,230	34,239	98,065	57,230	34,239
20	300,000	300,000	300,000	183,386	87,955	44,757	183,386	87,955	44,757
25	423,742	300,000	300,000	325,955	125,506	52,640	325,955	125,506	52,640
30	674,127	300,000	300,000	561,772	171,645	56,614	561,772	171,645	56,614
35	1,093,145	300,000	300,000	950,561	229,734	54,671	950,561	229,734	54,671
40	1,675,776	321,718	300,000	1,595,978	306,399	43,198	1,595,978	306,399	43,198
45	2,799,822	424,630	300,000	2,666,498	404,409	14,718	2,666,498	404,409	14,718
50	4,641,743	551,713	0	4,420,707	525,441	0	4,420,707	525,441	0
55	7,630,338	706,338	0	7,266,989	672,703	0	7,266,989	672,703	0
60	12,038,827	863,645	0	12,038,827	863,645	0	12,038,827	863,645	0
65	20,116,224	1,110,388	0	20,116,224	1,110,388	0	20,116,224	1,110,388	0
70	33,581,307	1,407,555	0	33,581,307	1,407,555	0	33,581,307	1,407,555	0
Age 110	50,598,600	1,701,600	0	50,598,600	1,701,600	0	50,598,600	1,701,600	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Current values reflect applicable Premium Expense Charges and current cost of insurance, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION A GUIDELINE PREMIUM TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	300,000	300,000	300,000	2,738	2,570	2,403	847	679	512
2	300,000	300,000	300,000	5,917	5,408	4,919	4,026	3,517	3,028
3	300,000	300,000	300,000	9,392	8,338	7,365	7,501	6,447	5,474
4	300,000	300,000	300,000	13,188	11,360	9,738	11,297	9,469	7,847
5	300,000	300,000	300,000	17,336	14,476	12,035	15,445	12,585	10,144
6	300,000	300,000	300,000	21,867	17,683	14,251	20,165	15,981	12,549
7	300,000	300,000	300,000	26,822	20,985	16,386	25,310	19,472	14,874
8	300,000	300,000	300,000	32,240	24,380	18,435	30,916	23,057	17,112
9	300,000	300,000	300,000	38,171	27,874	20,400	37,036	26,740	19,265
10	300,000	300,000	300,000	44,661	31,462	22,271	43,716	30,517	21,325
15	300,000	300,000	300,000	90,385	52,445	31,119	90,385	52,445	31,119
20	300,000	300,000	300,000	165,780	76,591	36,701	165,780	76,591	36,701
25	380,196	300,000	300,000	292,458	103,426	36,943	292,458	103,426	36,943
30	600,339	300,000	300,000	500,283	132,204	28,082	500,283	132,204	28,082
35	962,689	300,000	300,000	837,121	161,695	2,208	837,121	161,695	2,208
40	1,460,629	300,000	0	1,391,075	190,278	0	1,391,075	190,278	0
45	2,414,369	300,000	0	2,299,399	216,848	0	2,299,399	216,848	0
50	3,928,341	300,000	0	3,741,277	243,660	0	3,741,277	243,660	0
55	6,260,811	300,000	0	5,962,677	285,109	0	5,962,677	285,109	0
60	9,720,915	370,582	0	9,720,915	370,582	0	9,720,915	370,582	0
65	16,246,353	485,010	0	16,246,353	485,010	0	16,246,353	485,010	0
70	27,121,082	614,810	0	27,121,082	614,810	0	27,121,082	614,810	0
Age 110	40,864,663	743,247	0	40,864,663	743,247	0	40,864,663	743,247	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Supplemental Coverage Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING CURRENT CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION B GUIDELINE PREMIUM TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	303,098	302,918	302,738	3,098	2,918	2,738	1,208	1,027	847
2	306,480	305,930	305,401	6,480	5,930	5,401	4,590	4,039	3,510
3	310,172	309,036	307,988	10,172	9,036	7,988	8,281	7,146	6,097
4	314,199	312,236	310,493	14,199	12,236	10,493	12,308	10,345	8,603
5	318,595	315,533	312,920	18,595	15,533	12,920	16,705	13,642	11,029
6	323,383	318,916	315,253	23,383	18,916	15,253	21,682	17,214	13,551
7	328,626	322,411	317,516	28,626	22,411	17,516	27,113	20,898	16,003
8	334,369	326,023	319,709	34,369	26,023	19,709	33,046	24,699	18,385
9	340,671	329,761	321,840	40,671	29,761	21,840	39,536	28,627	20,705
10	347,577	333,623	323,898	47,577	33,623	23,898	46,631	32,677	22,953
15	395,128	355,639	333,373	95,128	55,639	33,373	95,128	55,639	33,373
20	475,911	384,733	343,345	175,911	84,733	43,345	175,911	84,733	43,345
25	607,267	418,554	350,128	307,267	118,554	50,128	307,267	118,554	50,128
30	820,667	456,285	352,072	520,667	156,285	52,072	520,667	156,285	52,072
35	1,167,591	495,936	346,789	867,591	195,936	46,789	867,591	195,936	46,789
40	1,732,227	533,417	330,655	1,432,227	233,417	30,655	1,432,227	233,417	30,655
45	2,652,279	560,841	0	2,352,279	260,841	0	2,352,279	260,841	0
50	4,154,222	564,878	0	3,854,222	264,878	0	3,854,222	264,878	0
55	6,627,755	524,222	0	6,312,148	224,222	0	6,312,148	224,222	0
60	10,653,395	411,385	0	10,353,395	111,385	0	10,353,395	111,385	0
65	17,378,381	0	0	17,078,381	0	0	17,078,381	0	0
70	28,810,040	0	0	28,510,040	0	0	28,510,040	0	0
Age 110	43,257,473	0	0	42,957,473	0	0	42,957,473	0	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Current values reflect applicable Premium Expense Charges and current cost of insurance, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION B GUIDELINE PREMIUM TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	302,732	302,565	302,398	2,732	2,565	2,398	841	674	507
2	305,899	305,391	304,904	5,899	5,391	4,904	4,008	3,501	3,013
3	309,352	308,304	307,335	9,352	8,304	7,335	7,462	6,413	5,444
4	313,115	311,299	309,687	13,115	11,299	9,687	11,224	9,408	7,796
5	317,216	314,378	311,956	17,216	14,378	11,956	15,325	12,488	10,066
6	321,679	317,536	314,137	21,679	17,536	14,137	19,978	15,834	12,435
7	326,543	320,775	316,230	26,543	20,775	16,230	25,030	19,262	14,717
8	331,839	324,090	318,227	31,839	24,090	18,227	30,515	22,767	16,904
9	337,610	327,485	320,131	37,610	27,485	20,131	36,475	26,350	18,996
10	343,893	330,949	321,930	43,893	30,949	21,930	42,948	30,004	20,985
15	387,287	350,763	330,201	87,287	50,763	30,201	87,287	50,763	30,201
20	455,338	372,038	334,681	155,338	72,038	34,681	155,338	72,038	34,681
25	561,163	392,219	333,014	261,163	92,219	33,014	261,163	92,219	33,014
30	724,695	406,297	321,389	424,695	106,297	21,389	424,695	106,297	21,389
35	975,334	404,565	0	675,334	104,565	0	675,334	104,565	0
40	1,355,647	368,759	0	1,055,647	68,759	0	1,055,647	68,759	0
45	1,928,318	0	0	1,628,318	0	0	1,628,318	0	0
50	2,789,371	0	0	2,489,371	0	0	2,489,371	0	0
55	4,081,666	0	0	3,781,666	0	0	3,781,666	0	0
60	6,040,907	0	0	5,740,907	0	0	5,740,907	0	0
65	8,731,051	0	0	8,431,051	0	0	8,431,051	0	0
70	14,374,496	0	0	14,074,496	0	0	14,074,496	0	0
Age 110	21,506,732	0	0	21,206,732	0	0	21,206,732	0	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Supplemental Coverage Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING CURRENT CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION C GUIDELINE PREMIUM TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	303,500	303,500	303,500	3,098	2,917	2,737	1,207	1,027	846
2	307,000	307,000	307,000	6,479	5,927	5,398	4,588	4,037	3,507
3	310,500	310,500	310,500	10,169	9,031	7,981	8,278	7,141	6,090
4	314,000	314,000	314,000	14,195	12,227	10,480	12,304	10,336	8,589
5	317,500	317,500	317,500	18,593	15,520	12,898	16,702	13,629	11,007
6	321,000	321,000	321,000	23,384	18,897	15,219	21,683	17,195	13,517
7	324,500	324,500	324,500	28,635	22,385	17,466	27,122	20,872	15,954
8	328,000	328,000	328,000	34,393	25,990	19,640	33,070	24,666	18,317
9	331,500	331,500	331,500	40,719	29,722	21,748	39,585	28,587	20,613
10	335,000	335,000	335,000	47,662	33,576	23,778	46,716	32,631	22,833
15	352,500	352,500	352,500	95,852	55,588	32,990	95,852	55,588	32,990
20	370,000	370,000	370,000	178,454	84,807	42,650	178,454	84,807	42,650
25	411,284	387,500	387,500	316,373	119,256	48,704	316,373	119,256	48,704
30	655,104	405,000	405,000	545,920	159,033	48,918	545,920	159,033	48,918
35	1,063,030	422,500	422,500	924,374	204,217	39,508	924,374	204,217	39,508
40	1,630,264	440,000	440,000	1,552,632	255,062	13,425	1,552,632	255,062	13,425
45	2,724,425	457,500	0	2,594,691	312,646	0	2,594,691	312,646	0
50	4,517,381	475,000	0	4,302,267	381,542	0	4,302,267	381,542	0
55	7,426,535	501,959	0	7,072,891	478,057	0	7,072,891	478,057	0
60	11,717,879	619,246	0	11,717,879	619,246	0	11,717,879	619,246	0
65	19,580,445	800,582	0	19,580,445	800,582	0	19,580,445	800,582	0
70	32,686,897	1,014,837	0	32,686,897	1,014,837	0	32,686,897	1,014,837	0
Age 110	49,250,948	1,226,842	0	49,250,948	1,226,842	0	49,250,948	1,226,842	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Current values reflect applicable Premium Expense Charges and current cost of insurance, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION C GUIDELINE PREMIUM TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	303,500	303,500	303,500	2,731	2,564	2,397	840	673	506
2	307,000	307,000	307,000	5,896	5,388	4,900	4,005	3,497	3,009
3	310,500	310,500	310,500	9,346	8,296	7,326	7,456	6,405	5,435
4	314,000	314,000	314,000	13,106	11,285	9,669	11,215	9,394	7,778
5	317,500	317,500	317,500	17,204	14,357	11,928	15,313	12,466	10,037
6	321,000	321,000	321,000	21,666	17,505	14,093	19,964	15,803	12,391
7	324,500	324,500	324,500	26,532	20,732	16,166	25,019	19,220	14,654
8	328,000	328,000	328,000	31,834	24,034	18,139	30,510	22,710	16,815
9	331,500	331,500	331,500	37,620	27,413	20,011	36,485	26,278	18,877
10	335,000	335,000	335,000	43,929	30,860	21,772	42,984	29,915	20,826
15	352,500	352,500	352,500	87,889	50,572	29,679	87,889	50,572	29,679
20	370,000	370,000	370,000	158,792	71,789	33,236	158,792	71,789	33,236
25	387,500	387,500	387,500	275,905	92,100	29,196	275,905	92,100	29,196
30	567,381	405,000	405,000	472,818	106,512	11,325	472,818	106,512	11,325
35	911,217	422,500	0	792,362	103,715	0	792,362	103,715	0
40	1,383,763	440,000	0	1,317,870	54,720	0	1,317,870	54,720	0
45	2,288,522	0	0	2,179,544	0	0	2,179,544	0	0
50	3,724,768	0	0	3,547,398	0	0	3,547,398	0	0
55	5,937,532	0	0	5,654,793	0	0	5,654,793	0	0
60	9,220,105	0	0	9,220,105	0	0	9,220,105	0	0
65	15,410,319	0	0	15,410,319	0	0	15,410,319	0	0
70	25,725,436	0	0	25,725,436	0	0	25,725,436	0	0
Age 110	38,761,775	0	0	38,761,775	0	0	38,761,775	0	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Supplemental Coverage Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING CURRENT CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION C CASH VALUE ACCUM. TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	303,500	303,500	303,500	3,098	2,917	2,737	1,207	1,027	846
2	307,000	307,000	307,000	6,479	5,927	5,398	4,588	4,037	3,507
3	310,500	310,500	310,500	10,169	9,031	7,981	8,278	7,141	6,090
4	314,000	314,000	314,000	14,195	12,227	10,480	12,304	10,336	8,589
5	317,500	317,500	317,500	18,593	15,520	12,898	16,702	13,629	11,007
6	321,000	321,000	321,000	23,384	18,897	15,219	21,683	17,195	13,517
7	324,500	324,500	324,500	28,635	22,385	17,466	27,122	20,872	15,954
8	328,000	328,000	328,000	34,393	25,990	19,640	33,070	24,666	18,317
9	331,500	331,500	331,500	40,719	29,722	21,748	39,585	28,587	20,613
10	335,000	335,000	335,000	47,662	33,576	23,778	46,716	32,631	22,833
15	352,500	352,500	352,500	95,852	55,588	32,990	95,852	55,588	32,990
20	400,497	370,000	370,000	178,415	84,807	42,650	178,415	84,807	42,650
25	608,005	387,500	387,500	312,913	119,256	48,704	312,913	119,256	48,704
30	900,242	405,000	405,000	528,939	159,033	48,918	528,939	159,033	48,918
35	1,322,135	422,500	422,500	873,543	204,217	39,508	873,543	204,217	39,508
40	1,943,774	440,000	440,000	1,420,154	255,062	13,425	1,420,154	255,062	13,425
45	2,881,280	457,500	0	2,282,106	312,646	0	2,282,106	312,646	0
50	4,303,610	475,000	0	3,636,615	381,542	0	3,636,615	381,542	0
55	6,498,413	533,707	0	5,760,412	473,095	0	5,760,412	473,095	0
60	9,822,787	630,971	0	9,139,942	587,108	0	9,139,942	587,108	0
65	14,935,375	743,005	0	14,935,375	743,005	0	14,935,375	743,005	0
70	24,932,582	941,850	0	24,932,582	941,850	0	24,932,582	941,850	0
Age 110	37,567,142	1,138,608	0	37,567,142	1,138,608	0	37,567,142	1,138,608	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Current values reflect applicable Premium Expense Charges and current cost of insurance, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
(3)   Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

THE UNION CENTRAL LIFE INSURANCE COMPANY
VARIABLE UNIVERSAL LIFE INSURANCE
MALE ISSUE AGE: 36 STANDARD NONTOBACCO VARIABLE INVESTMENT	EXCEL ACCUMULATOR VUL $3,500 ANNUAL PREMIUM USING GUARANTEED CHARGES	$ 300,000 BASE DEATH BENEFIT OPTION C CASH VALUE ACCUM. TEST

	DEATH BENEFIT			ACCOUNT VALUE			CASH SURRENDER VALUE
END OF YEAR	Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of			Assuming Hypothetical Gross Annual Investment Return of
	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross	12% Gross	6% Gross	0% Gross
1	303,500	303,500	303,500	2,731	2,564	2,397	840	673	506
2	307,000	307,000	307,000	5,896	5,388	4,900	4,005	3,497	3,009
3	310,500	310,500	310,500	9,346	8,296	7,326	7,456	6,405	5,435
4	314,000	314,000	314,000	13,106	11,285	9,669	11,215	9,394	7,778
5	317,500	317,500	317,500	17,204	14,357	11,928	15,313	12,466	10,037
6	321,000	321,000	321,000	21,666	17,505	14,093	19,964	15,803	12,391
7	324,500	324,500	324,500	26,532	20,732	16,166	25,019	19,220	14,654
8	328,000	328,000	328,000	31,834	24,034	18,139	30,510	22,710	16,815
9	331,500	331,500	331,500	37,620	27,413	20,011	36,485	26,278	18,877
10	335,000	335,000	335,000	43,929	30,860	21,772	42,984	29,915	20,826
15	352,500	352,500	352,500	87,889	50,572	29,679	87,889	50,572	29,679
20	370,000	370,000	370,000	158,792	71,789	33,236	158,792	71,789	33,236
25	528,799	387,500	387,500	272,149	92,100	29,196	272,149	92,100	29,196
30	758,409	405,000	405,000	445,605	106,512	11,325	445,605	106,512	11,325
35	1,067,231	422,500	0	705,126	103,715	0	705,126	103,715	0
40	1,483,326	440,000	0	1,083,743	54,720	0	1,083,743	54,720	0
45	2,049,264	0	0	1,623,111	0	0	1,623,111	0	0
50	2,818,637	0	0	2,381,790	0	0	2,381,790	0	0
55	3,874,921	0	0	3,434,860	0	0	3,434,860	0	0
60	5,333,392	0	0	4,962,634	0	0	4,962,634	0	0
65	7,477,397	0	0	7,477,397	0	0	7,477,397	0	0
70	12,482,499	0	0	12,482,499	0	0	12,482,499	0	0
Age 110	18,807,992	0	0	18,807,992	0	0	18,807,992	0	0

Notes concerning this illustration:

(1)   Assumes that no policy loans have been made.
(2)   Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Supplemental Coverage Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.
  (3)  Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.
(4)   Assumes that the planned periodic premium is paid at the beginning of each policy year.  Values would be different if the premiums are paid with a different frequency or in different amounts.
(5)   The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of --1.57%, 4.33%, and 10.24%, respectively, during the first ten policy years, and --1.08%, 4.86%, and 10.79%, respectively, thereafter

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return.  Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner and prevailing rates.  The death benefit and account value for a policy would be different from those shown if the actual rates of return averaged 0%, 6%, or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

APPENDIX C -- DISCLAIMERS

(Morgan Stanley, Nasdaq, Russell, S&P)

This fund is not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI.  Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the EAFE index to track general stock market performance.  MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the EAFE index which is determined, composed and calculated by MSCI without regard to the issuer of this fund.  MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the EAFE index.  MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which this fund is redeemable for cash.  Neither MSCI nor any other party has any obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

Although MSCI shall obtain information for inclusion in or for use in the calculation of the indexes from sources which MSCI considers reliable, neither MSCI nor any other party guarantees the accuracy and/or the completeness of the indexes or any data included therein.  Neither MSCI nor any other party makes any warranty, express or implied, as to results to be obtained by licensee, licensee's customers and counter parties, owners of the funds, or any other person or entity from the use of the indexes or any data included therein in connection with the rights licensed hereunder or for any other use.  Neither MSCI nor any other party makes any express or implied warranties, and MSCI hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the indexes or any data included therein.  Without limiting any of the foregoing, in no event shall MSCI or any other party have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

The Product(s) described in this Prospectus is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s).  The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations' only relationship to The Union Central Life Insurance Company (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®.  The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 Index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the product(s), or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

The Russell 2000 Index ("Index") is a trademark/service mark of the Frank Russell Company.  Russell is a trademark of the Frank Russell Company.  Summit Mutual Funds and the Russell 2000 Small Cap Index Portfolio are not promoted, sponsored or endorsed by, nor in any way affiliated with Frank Russell Company.  Frank Russell is not responsible for and has not reviewed the Prospectus, and Frank Russell makes no representation or warranty, express or implied, as to its accuracy, or completeness, or otherwise.  Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its Index.  Frank Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating the Index.

Frank Russell Company's publication of the Index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of the investment in any or all securities upon which the Index is based.  Frank Russell Company makes no representation, warranty, or guarantee as to the accuracy, completeness, reliability, or otherwise of the Index or data included in the Index.  Frank Russell Company makes no representation or warranty regarding the use, or the results of use, of the Index or any data included therein, or any security (or combination thereof) comprising the Index.  Frank Russell Company makes no other express or implied warranty, and expressly disclaims any warranty of any kind, including, without means of limitation, any warranty of merchantability or fitness for a particular purpose with respect to the Index or any data or any security (or combination thereof) included therein.

"Standard & Poor's®", "S&P®, "S&P 500®", "Standard & Poor's 500®", "500," "S&P MidCap 400 Index," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Summit Mutual Funds.  The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's.  See further discussion in the Summit Mutual Funds prospectus.

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus.  This Prospectus does not include all the information set forth in the registration statement.  The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees, or by accessing the SEC's website at http://www.sec.gov.

The Statement of Additional Information (SAI) includes additional information about Carillon Life Account and is dated the same date of this Prospectus.  A table of contents for the Statement of Additional Information immediately follows the prospectus table of contents.  You can request a free copy of the SAI and personalized illustrations of death benefits, cash surrender values, and cash values, or contact us with any questions you may have about your policy, at 1-800-319-6902.  Information about your policy is also available at www.unioncentral.com.  You can register there for Service Central access.

The SAI has been filed with the SEC and is incorporated by reference into this Prospectus and is legally a part of this Prospectus.  The SAI can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C.  Information on the hours and location of the Public Reference Room can be obtained by calling the SEC at (202) 942-8090.  Information and reports are also available on the SEC's website at http://www.sec.gov.  Copies of information you see on the SEC website can also be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, D.C., 20549-0102.

Investment Company Act File Number: 811-09076


CARILLON LIFE ACCOUNT

of

THE UNION CENTRAL LIFE INSURANCE COMPANY

1876 Waycross Road • Cincinnati, Ohio 45240 • 513-595-2600

STATEMENT OF ADDITIONAL INFORMATION
Excel Accumulator Variable Universal Life Insurance

May 1, 2007

                This Statement of Additional Information is not a prospectus.  Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus.  Accordingly, this Statement should be read in conjunction with Carillon Life Account's ("CLA") current Prospectus, dated May 1, 2006, which may be obtained by calling The Union Central Life Insurance Company ("Union Central") at 800-319-6902, or writing to P.O. Box 40409, Cincinnati, Ohio 45240-0409.

TABLE OF CONTENTS

General Information and History	2
Multiple Beneficiaries	2
Additional Information about Operation of Contracts and Carillon Life Account	2
Reports to Policy Owners	2
Assignment	2
Distribution of the Policies	3
Custody of Assets	4
Independent Auditors and Registered Public Accounting Firms	4
Asset Allocation Program	5

Appendix A (Guideline Premium and Cash Value Accumulation Test Factors)	A-1
Appendix B (Enhanced Death Benefit Option Tables)	B-1
Financial Statements of Carillon Life Account and of Union Central follow Page B-6

General Information and History

The Union Central Life Insurance Company is an Ohio company, organized in 1867 under the laws of Ohio.  We are primarily engaged in the sale of life and disability insurance and annuities and are currently licensed to operate in all states and the District of Columbia.  The policy is issued by Union Central.

On January 1, 2006, The Union Central Life Insurance Company, an Ohio mutual life insurance company, converted to an Ohio stock life insurance subsidiary of a newly formed Ohio mutual insurance holding company.  The new Ohio mutual insurance holding company immediately merged with and into Ameritas Acacia Mutual Holding Company, a Nebraska mutual insurance holding company, pursuant to an Agreement and Plan of Merger dated January 28, 2005.  Upon consummation of the merger, Ameritas Acacia Mutual Holding Company changed its name to UNIFI Mutual Holding Company, and Union Central became an indirect wholly-owned subsidiary of UNIFI Mutual Holding Company.

Carillon Life Account was established under Ohio law on July 10, 1995.  It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 and is a separate account within the meaning of the federal securities laws.

Multiple Beneficiaries

When policies have multiple beneficiaries, we provide each beneficiary with payment option information, as described in the prospectus.  Generally, death benefits are paid in a lump sum as described in the prospectus.  Unless the owner of the contract made an election as to how the beneficiaries would be paid, each beneficiary can make his or her own election as to payment of proceeds.  The death benefit proceeds are equal to the sum of the death benefit under the death benefit option selected calculated on the date of the insured's death, plus any supplemental and/or rider benefits, minus any policy debt on that date.  If part or all of the death benefit is paid in one sum, we will pay interest on this sum as required by applicable state law from the date of the insured's death to the date of payment to each beneficiary.

Additional Information about Operation of Contracts and Carillon Life Account

Carillon Life Account has participation agreements with the various underlying investment options in order to provide the options in the contracts.  These agreements describe the rights and responsibilities of Union Central, Ameritas Investment Corp., and the applicable fund family as they relate to the use of the fund option in the contracts.  The participation agreements are filed as exhibits to this registration statement.

Reports to Policy Owners

Each year you will be sent a report at your last known address showing, as of the end of the current report period:  account value; cash value; death benefit; amount of interest credited to the guaranteed account; change in value of the variable account; premiums paid since the last report; loans; partial cash surrenders; expense charges; and cost of insurance charges since the prior report; and any other information required by law.  You will receive similar reports each calendar quarter as well.  You will also be sent an annual and a semi‑annual report for each portfolio underlying a subaccount to which you have allocated account value, including a list of the securities held in each portfolio, as required by the 1940 Act.  In addition, when you pay premium payments, or if you take out a loan, transfer amounts or make partial cash surrenders, you will receive a written confirmation of these transactions.  Confirmations of certain automated transactions will be included in the quarterly statement you receive.  These include transactions such as applications of premium payments automatically deducted from your checking account, portfolio rebalancing, dollar cost averaging, and earnings sweeps.

Please review your confirmations and quarterly statements carefully.  If you find an error, please report it to us within 30 days of your receipt of the confirmation or statement.

Assignment

You may assign your policy in accordance with its terms.  In order for any assignment to be binding on us, it must be in writing and filed at the home office.  Once we have received a signed copy of the assignment, yourrights and the interest of any beneficiary (or any other person) will be subject to the assignment.  We assume no responsibility for the validity or sufficiency of any assignment.  An assignment is subject to any policy debt.

Distribution of the Policies

Carillon Investments, Inc., formerly the principal underwriter for the Contracts, was merged into Ameritas Investment Corp. ("Distributor"), whose principal business address is 5900 "O" Street, Lincoln, Nebraska.  Prior to the merger, Carillon Investments, Inc. and Ameritas Investment Corp. were affiliates of Union Central.  The Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. (the "NASD").  More information about the Distributor and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999.  You can also obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

We offer the policies to the public on a continuous basis through the Distributor.  We anticipate continuing to offer the policies, but reserve the right to discontinue the offering.

The Distributor offers the policies through its sales representatives.  The Distributor also may enter into selling agreements with other broker-dealers for sales of the policies through their sales representatives.  Sales representatives must be licensed as insurance agents and appointed by us.

Commissions paid on the policy, as well as other incentives or payments, are not charged directly to the policy owners or the separate account.  We intend to recoup commissions and other sales expenses through fees and charges imposed under the policy.

Ameritas Investment Corp. and Carillon Investments, Inc. received sales compensation with respect to the Policies issued under this separate account in the following amounts during the periods indicated:

	2004	2005	2006
Ameritas Investment Corp.("AIC")(July 1, 2006 through December 31, 2006):
Variable life insurance commission paid to AIC that was paid to other broker-dealers and representatives (not kept by AIC).			$2,337,677
Variable life insurance commission earned and kept by AIC.			$0
Fees we paid to AIC for variable life insurance Principal Underwriter services.			$87,023
Carillon Investments, Inc.("CII") (through June 30, 2006)
Variable life insurance commission paid to CII that was paid to other broker-dealers and representatives (not kept by CII). *	$4,519,575	$4,438,116	$2,091,550
Variable life insurance commission earned and kept by CII.			$0
Fees we paid to CII for variable life insurance Principal Underwriter services.			$79,652

*  Total Fees and Commissions we paid to CII are shown on this line for Years 2004 and 2005.

Under the underwriting agreement with the Distributor, we pay the following sales expenses:  sales representative training allowances; deferred compensation and insurance benefits of registered persons; advertising expenses; and the Distributor pays all other expenses of distributing the policies, for which it receives a concession, based on a percentage of commissions paid.  Because the Distributor is our subsidiary, we also pay for the Distributor's operating and other expenses.

Because sales representatives of the Distributor are also insurance agents of Union Central, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that Union Central offers.  These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements.  Sales of the policies may help sales representatives qualify for such benefits.  Sales representatives may receive other payments from Union Central for services that do not directly involve the sale of the policies, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.  In addition, the Distributor's sales representatives who meet certain Union Central productivity, persistency and length of service standards may be eligible for additional compensation.

We may pay certain broker-dealers an additional bonus after the first policy year for sales by their sales representatives, which may be up to the amount of the basic commission for the particular policy year.  These broker-dealers may share the bonus or other additional compensation with their sales representatives.  In addition, we may reimburse these broker-dealers for portions of their sales expenses.

Some funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows Class 12b-1 shares of the portfolios to pay fees out of portfolio assets to those who sell and distribute portfolio shares.  The Distributor receives .25% of subaccount assets, in the form of 12b-1 fees, from FTVIPT Templeton Foreign Securities Fund, Class 2, .25% from FTVIPT Templeton Growth Securities Fund, Class 2, .25% from Seligman Communications and Information Portfolio (Class 2), and .19% from Seligman Small-Cap Value Portfolio (Class 2).  In addition to 12b-1 fees, some portfolios pay annual revenue sharing of between .05% and .25% of subaccount assets for our providing various shareholder support and marketing services.

From time to time we, in conjunction with the Distributor, may conduct special sales programs.  During 2006, we conducted no special sales programs.

Custody of Assets

Title to the assets of Carillon Life Account is held by Union Central.  Records are maintained of all purchases and redemptions of portfolio shares held by each of the subaccounts.

Independent Auditors and Registered Public Accounting Firms

The statutory financial statements of The Union Central Life Insurance Company as of December 31, 2006 and for the year then ended, and the financial statements of the Subaccounts of Carillon Life Account as of December 31, 2006, and for each of the periods in the year then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 1248 "O" Street, Suite 716, Lincoln, Nebraska 68508, independent auditors and independent registered public accounting firm, respectively, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Carillon Life Account at December 31, 2005 and for the periods then ended, and the statutory-basis financial statements of The Union Central Life Insurance Company at December 31, 2005 and for the year then ended, appearing in this Statement of Additional Information and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Asset Allocation Program

MORNINGSTAR® ASSET ALLOCATOR offered through AMERITAS INVESTMENT CORP.

The Service

Ameritas Investment Corp. ("AIC"), an affiliate of ours, has developed several asset allocation models, each based on different profiles of an investor's willingness to accept investment risk, and marketed exclusively through our Policies as the "Morningstar Asset Allocator" program.  AIC periodically (typically annually) evaluates and updates the models.  In developing and periodically updating the models, AIC currently relies on the recommendations of Morningstar Associates, LLC.  AIC may change the firm it uses, or, may use no independent firm at all.

If you choose to subscribe to the Morningstar Asset Allocator program, AIC will serve as your investment adviser for the service solely for purposes of development of the program models and periodic updates of the models.

If you choose to subscribe to the Morningstar Asset Allocator program, AIC instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments.  Your Policy value will be rebalanced quarterly consistent with your selected model.

The Morningstar Asset Allocator Models

Development of the Morningstar Asset Allocator models is a two-step process.  First, an optimization analysis is performed to determine the breakdown of asset classes.  Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations. The investment options are selected by evaluating the asset classes represented by the underlying portfolios and combining investment options to arrive at the desired asset class exposure.  Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance.  This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic Updates of the Models and Notices of Updates

Each model is evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model.  As a result, each model may change, and the investment options used within a model may change.

When your selected model is updated, AIC instructs us to automatically reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the model you have selected.  This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing).  AIC requires that you give it discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent premium payments in accordance with the updated version of the model you have selected, if you wish to participate in the Morningstar Asset Allocation program.

When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Morningstar Asset Allocator program.

Risks

Although asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility.  Investment performance of your accumulated value could be better or worse by participating in a Morningstar Asset Allocator model than if you had not participated.  A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes.  Model performance is dependent upon the performance of the component investment options (and their underlying portfolios).  The timing of your investment and the automatic quarterly rebalancing may affect performance.  Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios.  These expenses can adversely affect performance of the pertinent portfolios and the models.

AIC, an affiliate of ours, may be subject to competing interests that have the potential to influence its decision making with regard to the models.  In addition to its limited role as investment advisor under the Morningstar Asset Allocator program, AIC is also compensated by us as principal underwriter for the Policies.  We and AIC may also receive fees for administrative services from other portfolios that are available as investment options.  AIC may have an incentive to use certain portfolios in the models that provide higher fees for administrative services or advisory fees.  AIC may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions.  In advising those portfolios, AIC may, from time to time, recommend to the portfolio's board of trustees a change in portfolio management firm or strategy or the closure or merger of a portfolio, all of which could impact a model.  All our model investment options and their underlying portfolios are analyzed by Morningstar Associates, LLC, an independent analytical firm.  Neither AIC nor we dictate to Morningstar the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed).  AIC and we believe reliance on recommendations of Morningstar to develop and update the models reduces or eliminates the potential for AIC and us to be influenced by these competing interests, but there can be no assurance of this.

AIC and we are under no obligation to continue the Morningstar Asset Allocator program, or any asset allocation program, and have the right to terminate or change such services at any time.

APPENDIX A (Guideline Premium and Cash Value Accumulation Test Factors) APPLICABLE PERCENTAGES FOR GUIDELINE PREMIUM TEST
Attained Age	Percentage	Attained Age	Percentage	Attained Age	Percentage	Attained Age	Percentage
0-40 41 42 43 44 45 46 47 48 49	250% 243% 236% 229% 222% 215% 209% 203% 197% 191%	50 51 52 53 54 55 56 57 58 59	185% 178% 171% 164% 157% 150% 146% 142% 138% 134%	60 61 62 63 64 65 66 67 68 69	130% 128% 126% 124% 122% 120% 119% 118% 117% 116%	70 71 72 73 74 75-90 91 92 93 94 95+	115% 113% 111% 109% 107% 105% 104% 103% 102% 101% 100%

                                        CASH VALUE ACCUMULATION TEST FACTORS

Attained Age	Male Smoker	Male Non-smoker

Female Smoker

				Female Non-smoker	Unisex Smoker	Unisex Non-smoker
0	10.305339	12.328613	12.905375	14.400205	10.729130	12.690296
1	10.302775	12.433210	12.842876	14.393759	10.718089	12.777711
2	10.004064	12.100076	12.474863	14.000035	10.408917	12.435537
3	9.704018	11.761333	12.105296	13.601929	10.096977	12.085904
4	9.409393	11.427051	11.740617	13.207621	9.790631	11.740942
5	9.118833	11.095226	11.381260	12.817688	9.488402	11.398522
6	8.831292	10.764293	11.028752	12.434115	9.189920	11.058119
7	8.547989	10.436121	10.681157	12.054451	8.895666	10.720472
8	8.268091	10.109473	10.340936	11.681900	8.606077	10.386263
9	7.993301	9.786999	10.007284	11.315472	8.321540	10.056119
10	7.724988	9.470876	9.681305	10.956645	8.043556	9.732349
11	7.463726	9.162082	9.363064	10.605559	7.772764	9.415993
12	7.211778	8.864236	9.054096	10.264275	7.511145	9.110140
13	6.970409	8.579450	8.755565	9.934385	7.260649	8.817864
14	6.741300	8.310525	8.467023	9.615385	7.021827	8.540163
15	6.524165	8.057213	8.189252	9.308383	6.794998	8.277697
16	6.329704	7.817002	7.926717	9.011951	6.590095	8.027973
17	6.146214	7.588787	7.673348	8.725571	6.395773	7.789967
18	5.971489	7.370139	7.428681	8.448763	6.210466	7.561744
19	5.802813	7.158110	7.192288	8.180481	6.031588	7.340232
20	5.639545	6.952385	6.963344	7.920406	5.858463	7.125145
21	5.480123	6.751081	6.741154	7.668239	5.689681	6.915377
22	5.323732	6.553034	6.525130	7.422720	5.524084	6.709622
23	5.169270	6.357664	6.315470	7.184194	5.361217	6.506829
24	5.016692	6.165181	6.111654	6.952052	5.200723	6.307553
25	4.865986	5.975470	5.914143	6.726976	5.042752	6.111610
26	4.716989	5.788468	5.722151	6.507992	4.886855	5.919171
27	4.570103	5.604683	5.536325	6.295676	4.733611	5.730385
28	4.426140	5.424781	5.356173	6.089492	4.583663	5.545903
29	4.285165	5.248833	5.181499	5.889580	4.437200	5.365509
30	4.147769	5.077320	5.012532	5.695737	4.294514	5.190153
31	4.014152	4.910214	4.849218	5.508028	4.155953	5.019310
32	3.884568	4.748027	4.691119	5.325990	4.021640	4.853521
33	3.758869	4.590624	4.538187	5.149669	3.891414	4.692642
34	3.637311	4.438189	4.390196	4.978864	3.765444	4.536704
35	3.519878	4.290684	4.247503	4.813947	3.643729	4.386154
36	3.406521	4.148183	4.109421	4.654289	3.526327	4.240451
37	3.297248	4.010453	3.976601	4.500340	3.413160	4.099797
38	3.192171	3.877625	3.849160	4.352099	3.304363	3.964064
39	3.091199	3.749545	3.726929	4.209377	3.199854	3.833336
40	2.994283	3.626149	3.609820	4.072108	3.099590	3.707427
41	2.901340	3.507258	3.497713	3.940071	3.003434	3.586148
42	2.812370	3.392856	3.390714	3.813266	2.911462	3.469489
43	2.727082	3.282660	3.288233	3.691336	2.823317	3.357070
44	2.645437	3.176623	3.189976	3.573958	2.738924	3.248937
45	2.567192	3.074470	3.095603	3.460838	2.658001	3.144733
46	2.492318	2.976198	3.004871	3.351792	2.580543	3.044532
47	2.420497	2.881648	2.917553	3.246638	2.506194	2.948053
48	2.351614	2.790662	2.833491	3.145269	2.434858	2.855152
49	2.285483	2.703081	2.752477	3.047568	2.366358	2.765783

Attained Age	Male Smoker	Male Non-smoker

Female Smoker

				Female Non-smoker	Unisex Smoker	Unisex Non-smoker
50	2.222067	2.618833	2.674411	2.953348	2.300617	2.679731
51	2.161199	2.537744	2.599315	2.862597	2.237513	2.596883
52	2.102910	2.459835	2.526934	2.775168	2.177026	2.517275
53	2.047148	2.385080	2.457263	2.691007	2.119133	2.440824
54	1.993924	2.313391	2.390373	2.610127	2.063833	2.367496
55	1.943211	2.244749	2.326033	2.532298	2.011090	2.297257
56	1.894852	2.179044	2.264092	2.457384	1.960727	2.229955
57	1.848737	2.116178	2.204319	2.385176	1.912628	2.165461
58	1.804661	2.055966	2.146429	2.315451	1.866569	2.103639
59	1.762500	1.998272	2.090150	2.247951	1.822409	2.044324
60	1.722076	1.943050	2.035381	2.182584	1.779977	1.987396
61	1.683367	1.890227	1.982107	2.119382	1.739235	1.932859
62	1.646388	1.839728	1.930542	2.058388	1.700230	1.880629
63	1.611157	1.791531	1.880817	1.999752	1.663000	1.830719
64	1.577713	1.745625	1.833298	1.943633	1.627627	1.783161
65	1.546027	1.701976	1.787943	1.890080	1.594073	1.737914
66	1.516028	1.660496	1.744728	1.838944	1.562272	1.694872
67	1.487547	1.621036	1.703334	1.790070	1.532037	1.653905
68	1.460444	1.583475	1.663585	1.743191	1.503212	1.614851
69	1.434542	1.547672	1.625046	1.698052	1.475565	1.577550
70	1.409753	1.513532	1.587722	1.654527	1.449021	1.541904
71	1.386077	1.481046	1.551504	1.612635	1.423544	1.507912
72	1.363529	1.450650	1.516670	1.572459	1.399197	1.475929
73	1.342196	1.421559	1.483432	1.534168	1.376080	1.445325
74	1.322153	1.394245	1.451979	1.497907	1.354284	1.416538
75	1.303393	1.368707	1.422396	1.463733	1.333815	1.389551
76	1.285968	1.344816	1.394629	1.431599	1.314704	1.364260
77	1.269734	1.322428	1.368542	1.401377	1.296805	1.340517
78	1.254509	1.301375	1.343930	1.372879	1.279916	1.318151
79	1.240077	1.281459	1.320578	1.345918	1.263818	1.296957
80	1.226304	1.262553	1.298357	1.320370	1.248377	1.276814
81	1.213154	1.244623	1.277229	1.296205	1.233551	1.257691
82	1.200646	1.227680	1.257217	1.273442	1.219365	1.239601
83	1.188859	1.211790	1.238377	1.252139	1.205891	1.222606
84	1.177886	1.197033	1.220760	1.232355	1.193218	1.206785
85	1.167718	1.183411	1.204557	1.214032	1.181402	1.192124
86	1.158262	1.170850	1.189424	1.197087	1.170276	1.178558
87	1.149337	1.159222	1.175463	1.181361	1.159775	1.165932
88	1.140711	1.148370	1.162232	1.166706	1.149595	1.154112
89	1.132413	1.138071	1.149795	1.152921	1.139812	1.142883
90	1.124205	1.128116	1.137653	1.139831	1.130084	1.132047
91	1.115826	1.118286	1.125837	1.127209	1.120300	1.121395
92	1.106962	1.108331	1.114095	1.114819	1.110206	1.110688
93	1.097248	1.097968	1.102146	1.102403	1.099481	1.099646
94	1.086578	1.086831	1.089667	1.089667	1.087938	1.087938
95	1.074710	1.074710	1.076363	1.076363	1.075379	1.075379
96	1.061556	1.061556	1.062385	1.062385	1.061902	1.061902
97	1.047569	1.047569	1.047902	1.047902	1.047720	1.047720
98	1.033332	1.033332	1.033417	1.033417	1.033356	1.033356
99	1.019739	1.019739	1.019739	1.019739	1.019739	1.019739

                                                              APPENDIX B
                                 ENHANCED DEATH BENEFIT OPTION TABLES

                                                    GUIDELINE PREMIUM TEST
                                        NINE YEAR CORRIDOR

Attained Age	Percentage	Attained Age	Percentage

0-40	250.00%
41	243.00	71	113.00%
42	236.00	72	111.00
43	229.00	73	109.00
44	222.00	74	107.00
45	215.00	75	105.00

46	209.00	76	105.00
47	203.00	77	105.00
48	197.00	78	105.00
49	191.00	79	105.00
50	185.00	80	105.00

51	178.00	81	109.20
52	171.00	82	113.40
53	164.00	83	117.60
54	157.00	84	121.80
55	150.00	85	126.00

56	146.00	86	121.80
57	142.00	87	117.60
58	138.00	88	113.40
59	134.00	89	109.20
60	130.00	90	105.00

61	128.00	91	104.00
62	126.00	92	103.00
63	124.00	93	102.00
64	122.00	94	101.00
65	120.00	95 and over	100.00

66	119.00
67	118.00
68	117.00
69	116.00
70	115.00

                                          ENHANCED DEATH BENEFIT OPTION TABLES

                                                           GUIDELINE PREMIUM TEST
                                                            FIFTEEN YEAR CORRIDOR

Attained Age	Percentage	Attained Age	Percentage

0-40	250.00%
41	243.00	71	113.00%
42	236.00	72	111.00
43	229.00	73	109.00
44	222.00	74	107.00
45	215.00	75	105.00

46	209.00	76	105.00
47	203.00	77	105.00
48	197.00	78	107.63
49	191.00	79	110.25
50	185.00	80	112.88

51	178.00	81	115.50
52	171.00	82	118.13
53	164.00	83	120.75
54	157.00	84	123.38
55	150.00	85	126.00

56	146.00	86	123.38
57	142.00	87	120.75
58	138.00	88	118.13
59	134.00	89	115.50
60	130.00	90	112.88

61	128.00	91	109.20
62	126.00	92	105.58
63	124.00	93	102.00
64	122.00	94	101.00
65	120.00	95 and over	100.00

66	119.00
67	118.00
68	117.00
69	116.00
70	115.00

                                              ENHANCED DEATH BENEFIT OPTION TABLES

                                                   CASH VALUE ACCUMULATION TEST

                                                           NINE YEAR CORRIDOR

Attained Age	Male Smoker	Male Non- smoker	Female Smoker	Female Non- smoker	Unisex Smoker	Unisex Non- smoker

0	10.305339	12.328613	12.905375	14.400205	10.729130	12.690296
1	10.302775	12.433210	12.842876	14.393759	10.718089	12.777711
2	10.004064	12.100076	12.474863	14.000035	10.408917	12.435537
3	9.704018	11.761333	12.105296	13.601929	10.096977	12.085904
4	9.409393	11.427051	11.740617	13.207621	9.790631	11.740942
5	9.118833	11.095226	11.381260	12.817688	9.488402	11.398522
6	8.831292	10.764293	11.028752	12.434115	9.189920	11.058119
7	8.547989	10.436121	10.681157	12.054451	8.895666	10.720472
8	8.268091	10.109473	10.340936	11.681900	8.606077	10.386263
9	7.993301	9.786999	10.007284	11.315472	8.321540	10.056119
10	7.724988	9.470876	9.681305	10.956645	8.043556	9.732349
11	7.463726	9.162082	9.363064	10.605559	7.772764	9.415993
12	7.211778	8.864236	9.054096	10.264275	7.511145	9.110140
13	6.970409	8.579450	8.755565	9.934385	7.260649	8.817864
14	6.741300	8.310525	8.467023	9.615385	7.021827	8.540163
15	6.524165	8.057213	8.189252	9.308383	6.794998	8.277697
16	6.329704	7.817002	7.926717	9.011951	6.590095	8.027973
17	6.146214	7.588787	7.673348	8.725571	6.395773	7.789967
18	5.971489	7.370139	7.428681	8.448763	6.210466	7.561744
19	5.802813	7.158110	7.192288	8.180481	6.031588	7.340232
20	5.639545	6.952385	6.963344	7.920406	5.858463	7.125145
21	5.480123	6.751081	6.741154	7.668239	5.689681	6.915377
22	5.323732	6.553034	6.525130	7.422720	5.524084	6.709622
23	5.169270	6.357664	6.315470	7.184194	5.361217	6.506829
24	5.016692	6.165181	6.111654	6.952052	5.200723	6.307553
25	4.865986	5.975470	5.914143	6.726976	5.042752	6.111610
26	4.716989	5.788468	5.722151	6.507992	4.886855	5.919171
27	4.570103	5.604683	5.536325	6.295676	4.733611	5.730385
28	4.426140	5.424781	5.356173	6.089492	4.583663	5.545903
29	4.285165	5.248833	5.181499	5.889580	4.437200	5.365509
30	4.147769	5.077320	5.012532	5.695737	4.294514	5.190153
31	4.014152	4.910214	4.849218	5.508028	4.155953	5.019310
32	3.884568	4.748027	4.691119	5.325990	4.021640	4.853521
33	3.758869	4.590624	4.538187	5.149669	3.891414	4.692642
34	3.637311	4.438189	4.390196	4.978864	3.765444	4.536704
35	3.519878	4.290684	4.247503	4.813947	3.643729	4.386154
36	3.406521	4.148183	4.109421	4.654289	3.526327	4.240451
37	3.297248	4.010453	3.976601	4.500340	3.413160	4.099797
38	3.192171	3.877625	3.849160	4.352099	3.304363	3.964064
39	3.091199	3.749545	3.726929	4.209377	3.199854	3.833336
40	2.994283	3.626149	3.609820	4.072108	3.099590	3.707427
41	2.901340	3.507258	3.497713	3.940071	3.003434	3.586148
42	2.812370	3.392856	3.390714	3.813266	2.911462	3.469489
43	2.727082	3.282660	3.288233	3.691336	2.823317	3.357070
44	2.645437	3.176623	3.189976	3.573958	2.738924	3.248937
45	2.567192	3.074470	3.095603	3.460838	2.658001	3.144733
46	2.492318	2.976198	3.004871	3.351792	2.580543	3.044532
47	2.420497	2.881648	2.917553	3.246638	2.506194	2.948053
48	2.351614	2.790662	2.833491	3.145269	2.434858	2.855152
49	2.285483	2.703081	2.752477	3.047568	2.366358	2.765783
50	2.222067	2.618833	2.674411	2.953348	2.300617	2.679731

                                ENHANCED DEATH BENEFIT OPTION TABLES

                                     CASH VALUE ACCUMULATION TEST

                                          NINE YEAR CORRIDOR (cont.)

Attained Age	Male Smoker	Male Non- smoker	Female Smoker	Female Non- smoker	Unisex Smoker	Unisex Non- smoker

51	2.161199	2.537744	2.599315	2.862597	2.237513	2.596883
52	2.102910	2.459835	2.526934	2.775168	2.177026	2.517275
53	2.047148	2.385080	2.457263	2.691007	2.119133	2.440824
54	1.993924	2.313391	2.390373	2.610127	2.063833	2.367496
55	1.943211	2.244749	2.326033	2.532298	2.011090	2.297257
56	1.894852	2.179044	2.264092	2.457384	1.960727	2.229955
57	1.848737	2.116178	2.204319	2.385176	1.912628	2.165461
58	1.804661	2.055966	2.146429	2.315451	1.866569	2.103639
59	1.762500	1.998272	2.090150	2.247951	1.822409	2.044324
60	1.722076	1.943050	2.035381	2.182584	1.779977	1.987396
61	1.683367	1.890227	1.982107	2.119382	1.739235	1.932859
62	1.646388	1.839728	1.930542	2.058388	1.700230	1.880629
63	1.611157	1.791531	1.880817	1.999752	1.663000	1.830719
64	1.577713	1.745625	1.833298	1.943633	1.627627	1.783161
65	1.546027	1.701976	1.787943	1.890080	1.594073	1.737914
66	1.516028	1.660496	1.744728	1.838944	1.562272	1.694872
67	1.487547	1.621036	1.703334	1.790070	1.532037	1.653905
68	1.460444	1.583475	1.663585	1.743191	1.503212	1.614851
69	1.434542	1.547672	1.625046	1.698052	1.475565	1.577550
70	1.409753	1.513532	1.587722	1.654527	1.449021	1.541904
71	1.386077	1.481046	1.551504	1.612635	1.423544	1.507912
72	1.363529	1.450650	1.516670	1.572459	1.399197	1.475929
73	1.342196	1.421559	1.483432	1.534168	1.376080	1.445325
74	1.322153	1.394245	1.451979	1.497907	1.354284	1.416538
75	1.303393	1.368707	1.422396	1.463733	1.333815	1.389551
76	1.285968	1.344816	1.394629	1.431599	1.314704	1.364260
77	1.269734	1.322428	1.368542	1.401377	1.296805	1.340517
78	1.254509	1.301375	1.343930	1.372879	1.279916	1.318151
79	1.240077	1.281459	1.320578	1.345918	1.263818	1.296957
80	1.226304	1.262553	1.298357	1.320370	1.248377	1.276814
81	1.261680	1.294408	1.328319	1.348053	1.282893	1.307999
82	1.296698	1.325894	1.357794	1.375318	1.316914	1.338769
83	1.331522	1.357205	1.386982	1.402395	1.350598	1.369319
84	1.366347	1.388559	1.416081	1.429531	1.384133	1.399871
85	1.401261	1.420093	1.445468	1.456838	1.417682	1.430549
86	1.343584	1.358187	1.379732	1.388621	1.357520	1.367128
87	1.287257	1.298329	1.316519	1.323124	1.298948	1.305844
88	1.231968	1.240240	1.255211	1.260042	1.241563	1.246441
89	1.177709	1.183594	1.195786	1.199038	1.185405	1.188598
90	1.124205	1.128116	1.137653	1.139831	1.130084	1.132047
91	1.115826	1.118286	1.125837	1.127209	1.120300	1.121395
92	1.106962	1.108331	1.114095	1.114819	1.110206	1.110688
93	1.097248	1.097968	1.102146	1.102403	1.099481	1.099646
94	1.086578	1.086831	1.089667	1.089667	1.087938	1.087938
95	1.074710	1.074710	1.076363	1.076363	1.075379	1.075379
96	1.061556	1.061556	1.062385	1.062385	1.061902	1.061902
97	1.047569	1.047569	1.047902	1.047902	1.047720	1.047720
98	1.033332	1.033332	1.033417	1.033417	1.033356	1.033356
99	1.019739	1.019739	1.019739	1.019739	1.019739	1.019739

                            ENHANCED DEATH BENEFIT OPTION TABLES

                                  CASH VALUE ACCUMULATION TEST
                                        FIFTEEN YEAR CORRIDOR

Attained Age	Male Smoker	Male Non-Smoker	Female Smoker	Female Non- Smoker	Unisex Smoker	Unisex Non-Smoker

0	10.305339	12.328613	12.905375	14.400205	10.729130	12.690296
1	10.302775	12.433210	12.842876	14.393759	10.718089	12.777711
2	10.004064	12.100076	12.474863	14.000035	10.408917	12.435537
3	9.704018	11.761333	12.105296	13.601929	10.096977	12.085904
4	9.409393	11.427051	11.740617	13.207621	9.790631	11.740942
5	9.118833	11.095226	11.381260	12.817688	9.488402	11.398522
6	8.831292	10.764293	11.028752	12.434115	9.189920	11.058119
7	8.547989	10.436121	10.681157	12.054451	8.895666	10.720472
8	8.268091	10.109473	10.340936	11.681900	8.606077	10.386263
9	7.993301	9.786999	10.007284	11.315472	8.321540	10.056119
10	7.724988	9.470876	9.681305	10.956645	8.043556	9.732349
11	7.463726	9.162082	9.363064	10.605559	7.772764	9.415993
12	7.211778	8.864236	9.054096	10.264275	7.511145	9.110140
13	6.970409	8.579450	8.755565	9.934385	7.260649	8.817864
14	6.741300	8.310525	8.467023	9.615385	7.021827	8.540163
15	6.524165	8.057213	8.189252	9.308383	6.794998	8.277697
16	6.329704	7.817002	7.926717	9.011951	6.590095	8.027973
17	6.146214	7.588787	7.673348	8.725571	6.395773	7.789967
18	5.971489	7.370139	7.428681	8.448763	6.210466	7.561744
19	5.802813	7.158110	7.192288	8.180481	6.031588	7.340232
20	5.639545	6.952385	6.963344	7.920406	5.858463	7.125145
21	5.480123	6.751081	6.741154	7.668239	5.689681	6.915377
22	5.323732	6.553034	6.525130	7.422720	5.524084	6.709622
23	5.169270	6.357664	6.315470	7.184194	5.361217	6.506829
24	5.016692	6.165181	6.111654	6.952052	5.200723	6.307553
25	4.865986	5.975470	5.914143	6.726976	5.042752	6.111610
26	4.716989	5.788468	5.722151	6.507992	4.886855	5.919171
27	4.570103	5.604683	5.536325	6.295676	4.733611	5.730385
28	4.426140	5.424781	5.356173	6.089492	4.583663	5.545903
29	4.285165	5.248833	5.181499	5.889580	4.437200	5.365509
30	4.147769	5.077320	5.012532	5.695737	4.294514	5.190153
31	4.014152	4.910214	4.849218	5.508028	4.155953	5.019310
32	3.884568	4.748027	4.691119	5.325990	4.021640	4.853521
33	3.758869	4.590624	4.538187	5.149669	3.891414	4.692642
34	3.637311	4.438189	4.390196	4.978864	3.765444	4.536704
35	3.519878	4.290684	4.247503	4.813947	3.643729	4.386154
36	3.406521	4.148183	4.109421	4.654289	3.526327	4.240451
37	3.297248	4.010453	3.976601	4.500340	3.413160	4.099797
38	3.192171	3.877625	3.849160	4.352099	3.304363	3.964064
39	3.091199	3.749545	3.726929	4.209377	3.199854	3.833336
40	2.994283	3.626149	3.609820	4.072108	3.099590	3.707427
41	2.901340	3.507258	3.497713	3.940071	3.003434	3.586148
42	2.812370	3.392856	3.390714	3.813266	2.911462	3.469489
43	2.727082	3.282660	3.288233	3.691336	2.823317	3.357070
44	2.645437	3.176623	3.189976	3.573958	2.738924	3.248937
45	2.567192	3.074470	3.095603	3.460838	2.658001	3.144733
46	2.492318	2.976198	3.004871	3.351792	2.580543	3.044532
47	2.420497	2.881648	2.917553	3.246638	2.506194	2.948053
48	2.351614	2.790662	2.833491	3.145269	2.434858	2.855152
49	2.285483	2.703081	2.752477	3.047568	2.366358	2.765783
50	2.222067	2.618833	2.674411	2.953348	2.300617	2.679731

                                      ENHANCED DEATH BENEFIT OPTION TABLES

                                           CASH VALUE ACCUMULATION TEST
                                              FIFTEEN YEAR CORRIDOR (cont.)

Attained Age	Male Smoker	Male Non-Smoker	Female Smoker	Female Non- Smoker	Unisex Smoker	Unisex Non-Smoker

51	2.161199	2.537744	2.599315	2.862597	2.237513	2.596883
52	2.102910	2.459835	2.526934	2.775168	2.177026	2.517275
53	2.047148	2.385080	2.457263	2.691007	2.119133	2.440824
54	1.993924	2.313391	2.390373	2.610127	2.063833	2.367496
55	1.943211	2.244749	2.326033	2.532298	2.011090	2.297257
56	1.894852	2.179044	2.264092	2.457384	1.960727	2.229955
57	1.848737	2.116178	2.204319	2.385176	1.912628	2.165461
58	1.804661	2.055966	2.146429	2.315451	1.866569	2.103639
59	1.762500	1.998272	2.090150	2.247951	1.822409	2.044324
60	1.722076	1.943050	2.035381	2.182584	1.779977	1.987396
61	1.683367	1.890227	1.982107	2.119382	1.739235	1.932859
62	1.646388	1.839728	1.930542	2.058388	1.700230	1.880629
63	1.611157	1.791531	1.880817	1.999752	1.663000	1.830719
64	1.577713	1.745625	1.833298	1.943633	1.627627	1.783161
65	1.546027	1.701976	1.787943	1.890080	1.594073	1.737914
66	1.516028	1.660496	1.744728	1.838944	1.562272	1.694872
67	1.487547	1.621036	1.703334	1.790070	1.532037	1.653905
68	1.460444	1.583475	1.663585	1.743191	1.503212	1.614851
69	1.434542	1.547672	1.625046	1.698052	1.475565	1.577550
70	1.409753	1.513532	1.587722	1.654527	1.449021	1.541904
71	1.386077	1.481046	1.551504	1.612635	1.423544	1.507912
72	1.363529	1.450650	1.516670	1.572459	1.399197	1.475929
73	1.342196	1.421559	1.483432	1.534168	1.376080	1.445325
74	1.322153	1.394245	1.451979	1.497907	1.354284	1.416538
75	1.303393	1.368707	1.422396	1.463733	1.333815	1.389551
76	1.285968	1.344816	1.394629	1.431599	1.314704	1.364260
77	1.269734	1.322428	1.368542	1.401377	1.296805	1.340517
78	1.285872	1.333909	1.377528	1.407201	1.311914	1.351104
79	1.302081	1.345532	1.386607	1.413214	1.327009	1.361804
80	1.318276	1.357244	1.395733	1.419398	1.342005	1.372575
81	1.334470	1.369085	1.404952	1.425825	1.356906	1.383460
82	1.350727	1.381140	1.414369	1.432622	1.371785	1.394551
83	1.367188	1.393559	1.424134	1.439960	1.386775	1.405997
84	1.384016	1.406514	1.434393	1.448017	1.402032	1.417973
85	1.401261	1.420093	1.445468	1.456838	1.417682	1.430549
86	1.360958	1.375749	1.397574	1.406577	1.375074	1.384806
87	1.321737	1.333105	1.351783	1.358565	1.333741	1.340822
88	1.283300	1.291916	1.307511	1.312544	1.293294	1.298376
89	1.245654	1.251878	1.264774	1.268213	1.253794	1.257171
90	1.208520	1.212724	1.222977	1.225318	1.214841	1.216951
91	1.171617	1.174200	1.182129	1.183569	1.176315	1.177464
92	1.134636	1.136040	1.141948	1.142690	1.137961	1.138456
93	1.097248	1.097968	1.102146	1.102403	1.099481	1.099646
94	1.086578	1.086831	1.089667	1.089667	1.087938	1.087938
95	1.074710	1.074710	1.076363	1.076363	1.075379	1.075379
96	1.061556	1.061556	1.062385	1.062385	1.061902	1.061902
97	1.047569	1.047569	1.047902	1.047902	1.047720	1.047720
98	1.033332	1.033332	1.033417	1.033417	1.033356	1.033356
99	1.019739	1.019739	1.019739	1.019739	1.019739	1.019739


FINANCIAL STATEMENTS

CARILLON LIFE ACCOUNT

As of December 31, 2006 and for each of the Periods in the Two Years then ended and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Contract Owners of Carillon Life
Account and the Board of Directors of
The Union Central Life Insurance Company
Cincinnati, Ohio

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in Note 2 which comprise Carillon Life Account (the Account) as of December 31, 2006, and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The subaccounts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of each of the subaccounts' internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the transfer agent. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting the Carillon Life Account as of December 31, 2006, and the results of their operations and the changes in their net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP
Lincoln, Nebraska
March 28, 2007

Report of Independent Registered Public Accounting Firm

To the Contract Owners of Carillon Life
Account and the Board of Directors of
The Union Central Life Insurance Company

We have audited the accompanying statement of changes in net assets of Carillon Life Account (the Account), a separate account of The Union Central Life Insurance Company comprised of the subaccounts described in Note 1, for the year ended December 31, 2005, or for those subaccounts operating for portions of such year as disclosed in the financial statements. These financial statements are the responsibility of the Account's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Account’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures also included confirmation of investments owned as of December 31, 2005 by correspondence with the transfer agent. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the changes in net assets of each of the respective subaccounts constituting the Carillon Life Account for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Cincinnati, Ohio
March 31, 2006

CARILLON LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

Summit Mutual Funds, Inc. (affiliated issuer)
	Zenith	Balanced Index	Bond	S&P 500 Index	S&P MidCap 400 Index
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
ASSETS
Investments in shares of Summit Mutual Funds, Inc., at fair value (cost $6,125,952; $913,123; $4,687,671; $24,532,995; $8,561,105)	$ 7,605,035	$ 1,065,426	$ 4,630,965	$ 29,135,568	$ 11,046,592
Total Invested Assets	7,605,035	1,065,426	4,630,965	29,135,568	11,046,592

OTHER ASSETS & (LIABILITIES)	----	1	----	(1)	----

NET ASSETS (Contract Owners' Equity)	$ 7,605,035	$ 1,065,427	$ 4,630,965	$ 29,135,567	$ 11,046,592
	==========	==========	==========	==========	==========

Summit Mutual Funds, Inc. (affiliated issuer)
	Russell 2000 Small Cap Index	Nasdaq-100 Index	Lehman Aggregate Bond Index	EAFE International Index
	Subaccount	Subaccount	Subaccount	Subaccount
ASSETS
Investments in shares of Summit Mutual Funds, Inc., at fair value (cost $3,602,841; $2,617,813; $965,131; $1,269,978)	$ 4,946,023	$ 3,458,437	$ 962,467	$ 1,534,296
Total Invested Assets	4,946,023	3,458,437	962,467	1,534,296
	==========	==========	==========	==========
OTHER ASSETS & (LIABILITIES)	----	(1)	1	----

NET ASSETS (Contract Owners' Equity)	$ 4,946,023	$ 3,458,436	$ 962,468	$ 1,534,296
	==========	==========	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	DWS Variable Series II (unaffiliated issuer)	DWS Variable Series I (unaffiliated issuer)		AIM Variable Insurance Funds, Inc. (unaffiliated issuer)
	Money Market	Capital Growth	International	Capital Appreciation	Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $3,260,440; $5,275,600; $5,026,243; $4,567,020; $0)	$ 3,260,440	$ 5,549,055	$ 7,304,127	$ 5,249,133	$ ----
Total Invested Assets	3,260,440	5,549,055	7,304,127	5,249,133	----

OTHER ASSETS & (LIABILITIES)	7,027	----	(1)	----	----

NET ASSETS (Contract Owners' Equity)	$ 3,267,467	$ 5,549,055	$ 7,304,126	$ 5,249,133	$ ----
	==========	==========	==========	==========	==========

	AIM Variable Insurance Funds, Inc. (unaffiliated issuer)		MFS Variable Insurance Trust (unaffiliated issuer)
	Basic Balanced	Basic Value	Investors Trust	High Income	Emerging Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount

ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $7,532; $53,722; $4,990,638; $2,854,170; $5,264,865)	$ 7,852	$ 57,387	$ 6,045,653	$ 3,001,598	$ 6,494,119
Total Invested Assets	7,852	57,387	6,045,653	3,001,598	6,494,119

OTHER ASSETS & (LIABILITIES)	----	----	----	----	(1)

NET ASSETS (Contract Owners' Equity)	$ 7,852	$ 57,387	$ 6,045,653	$ 3,001,598	$ 6,494,118
	==========	==========	==========	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	MFS Variable Insurance Trust (unaffiliated issuer)		American Century Variable Portfolios, Inc. (unaffiliated issuer)
	Total Return Subaccount	New Discovery Subaccount	Income & Growth Subaccount	Value Subaccount	International Subaccount
ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $3,549,122; $1,993,738; $1,111,703; $4,724,230; $144,504)	$ 4,040,649	$ 2,566,782	$ 1,386,416	$ 5,485,902	$ 172,157
Total Invested Assets	4,040,649	2,566,782	1,386,416	5,485,902	172,157

OTHER ASSETS & (LIABILITIES)	1	----	----	----	----

NET ASSETS (Contract Owners' Equity)	$ 4,040,650	$ 2,566,782	$ 1,386,416	$ 5,485,902	$ 172,157
	==========	==========	==========	==========	==========

	Oppenheimer Variable Account Funds (unaffiliated issuer)			Franklin Templeton Variable Insurance Products Trust (unaffiliated issuer)
	Main Street Subaccount	Global Securities Subaccount	Capital Appreciation Subaccount	Foreign Securities Subaccount	Growth Securities Subaccount

ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $2,637,522; $3,470,195; $101,920; $4,630,549; $49,050)	$ 3,490,900	$ 4,672,148	$ 110,392	$ 6,507,662	$ 57,041
Total Invested Assets	3,490,900	4,672,148	110,392	6,507,662	57,041

OTHER ASSETS & (LIABILITIES)	(1)	----	----	1	----

NET ASSETS (Contract Owners' Equity)	$ 3,490,899	$ 4,672,148	$ 110,392	$ 6,507,663	$ 57,041
	==========	==========	==========	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	Neuberger Berman Advisers Management Trust (unaffiliated issuer)	Alger American Fund (unaffiliated issuer)		Seligman Portfolios, Inc. (unaffiliated issuer)
	Guardian Subaccount	Leveraged AllCap Subaccount	MidCapGrowth Subaccount	Comm. & Information Subaccount	Smaller-Cap Value Subaccount
ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $1,927,184; $358,501; $1,597,166; $280,856; $4,683,570)	$ 2,674,241	$ 465,781	$ 1,701,119	$ 370,536	$ 5,301,972
Total Invested Assets	2,674,241	465,781	1,701,119	370,536	5,301,972

OTHER ASSETS & (LIABILITIES)	----	(1)	----	----	----

NET ASSETS (Contract Owners' Equity)	$ 2,674,241	$ 465,780	$ 1,701,119	$ 370,536	$ 5,301,972
	==========	==========	==========	==========	==========

Universal Institutional Funds, Inc. (unaffiliated issuer)
	Core Plus Fixed Income Subaccount	U.S. Real Estate Subaccount
ASSETS
Investments in securities of unaffiliated issuers, at fair value (cost $433,799; $1,397,625)	$ 432,920	$ 1,764,902
Total Invested Assets	432,920	1,764,902

OTHER ASSETS & (LIABILITIES)	----	----

NET ASSETS (Contract Owners' Equity)	$ 432,920	$ 1,764,902
	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Summit Mutual Funds, Inc. (affiliated issuer)
	Zenith Subaccount	Balanced Index Subaccount	Bond Subaccount	S&P 500 Index Subaccount	S&P MidCap 400 Index Subaccount	Russell 2000 Small Cap Index Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ 86,401	$ 22,826	$ 216,247	$ 382,159	$ 80,870	$ 25,349

EXPENSES
Mortality and expense risk charge	45,996	6,963	31,474	195,912	74,413	32,069

NET INVESTMENT INCOME (LOSS)	40,405	15,863	184,773	186,247	6,457	(6,720)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	161,021	5,598	(6,967)	(625,605)	133,148	93,656
Realized gain on distributions	528,252	----	----	----	352,946	125,087
Net realized gain (loss)	689,273	5,598	(6,967)	(625,605)	486,094	218,743

Net unrealized appreciation (depreciation) of investments	582,483	75,414	14,397	4,158,979	360,793	456,645

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	1,271,756	81,012	7,430	3,533,374	846,887	675,388

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 1,312,161	$ 96,875	$ 192,203	$ 3,719,621	$ 853,344	$ 668,668
	==========	==========	==========	==========	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Summit Mutual Funds, Inc. (affiliated issuer)			DWS Variable Series II (unaffiliated issuer)	DWS Variable Series I (unaffiliated issuer)
	Nasdaq-100 Index Subaccount	Lehman Aggregate Bond Index Subaccount	EAFE International Index Subaccount	Money Market Subaccount	Capital Growth Subaccount	International Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ 4,393	$ 32,238	$ 17,628	$ 129,474	$ 30,448	$ 120,615

EXPENSES
Mortality and expense risk charge	25,349	6,092	8,315	22,387	38,800	46,940

NET INVESTMENT INCOME (LOSS)	(20,956)	26,146	9,313	107,087	(8,352)	73,675

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	79,706	(3,618)	38,206	----	(343,493)	(153,648)
Realized gain on distributions	----	----	21,374	----	----	----
Net realized gain (loss)	79,706	(3,618)	59,580	----	(343,493)	(153,648)

Net unrealized appreciation (depreciation) of investments	154,184	2,182	186,115	----	757,262	1,546,898

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	233,890	(1,436)	245,695	----	413,769	1,393,250

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 212,934	$ 24,710	$ 255,008	$ 107,087	$ 405,417	$ 1,466,925
	==========	==========	==========	==========	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	AIM Variable Insurance Funds, Inc. (unaffiliated issuer)				MFS Variable Insurance Trust (unaffiliated issuer)
	Capital Appreciation Subaccount	Growth Subaccount	Basic Balanced Subaccount	Basic Value Subaccount	Investors Trust Subaccount	High Income Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ 3,000	$ ----	$ 139	$ 2,489	$ 28,243	$ 206,395

EXPENSES
Mortality and expense risk charge	33,907	3,085	30	272	42,075	19,938

NET INVESTMENT INCOME (LOSS)	(30,907)	(3,085)	109	2,217	(13,832)	186,457

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	(146,434)	305,915	422	228	(13,647)	(2,861)
Realized gain on distributions	----	----	----	----	----	----
Net realized gain (loss)	(146,434)	305,915	422	228	(13,647)	(2,861)

Net unrealized appreciation (depreciation) of investments	382,278	(218,077)	311	2,870	701,703	67,641

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	235,844	87,838	733	3,098	688,056	64,780

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 204,937	$ 84,753	$ 842	$ 5,315	$ 674,224	$ 251,237
	==========	==========	==========	==========	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	MFS Variable Insurance Trust (unaffiliated issuer)			American Century Variable Portfolios, Inc. (unaffiliated issuer)
	Emerging Growth Subaccount	Total Return Subaccount	New Discovery Subaccount	Income & Growth Subaccount	Value Subaccount	International Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ ----	$ 80,709	$ ----	$ 24,320	$ 64,498	$ 1,245

EXPENSES
Mortality and expense risk charge	47,414	26,640	17,190	9,261	35,924	830

NET INVESTMENT INCOME (LOSS)	(47,414)	54,069	(17,190)	15,059	28,574	415

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	(540,129)	22,066	39,960	113,292	81,365	4,427
Realized gain on distributions	----	108,167	40,065	----	406,861	----
Net realized gain (loss)	(540,129)	130,233	80,025	113,292	488,226	4,427

Net unrealized appreciation (depreciation) of investments	1,026,027	203,174	215,651	64,835	294,448	22,158

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	485,898	333,407	295,676	178,127	782,674	26,585

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 438,484	$ 387,476	$ 278,486	$ 193,186	$ 811,248	$ 27,000
	==========	==========	==========	==========	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Oppenheimer Variable Account Funds (unaffiliated issuer)			Franklin Templeton Variable Insurance Products Trust (unaffiliated issuer)		Neuberger Berman Advisers Management Trust (unaffiliated issuer)
	Main Street Subaccount	Global Securities Subaccount	Capital Appreciation Subaccount	Foreign Securities Subaccount	Growth Securities Subaccount	Guardian Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ 32,886	$ 236,083	$ 172	$ 68,458	$ 1,915	$ 17,288

EXPENSES
Mortality and expense risk charge	22,766	29,388	507	41,285	306	18,686

NET INVESTMENT INCOME (LOSS)	10,120	206,695	(335)	27,173	1,609	(1,398)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	64,558	77,604	212	(31,221)	557	119,565
Realized gain on distributions	----	----	----	----	----	----
Net realized gain (loss)	64,558	77,604	212	(31,221)	557	119,565

Net unrealized appreciation (depreciation) of investments	342,341	347,436	6,691	1,068,037	6,235	185,770

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	406,899	425,040	6,903	1,036,816	6,792	305,335

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 417,019	$ 631,735	$ 6,568	$ 1,063,989	$ 8,401	$ 303,937
	==========	==========	==========	==========	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Alger American Fund (unaffiliated issuer)		Seligman Portfolios, Inc. (unaffiliated issuer)		Universal Institutional Funds, Inc. (unaffiliated issuer)
	Leveraged AllCap Subaccount	MidCapGrowthSubaccount	Comm. & Information Subaccount	Smaller-Cap Value Subaccount	Core Plus Fixed Income Subaccount	U.S. Real Estate Subaccount
INVESTMENT INCOME
Ordinary dividend income	$ ----	$ 55,207	$ ----	$ ----	$ 16,698	$ 100,625

EXPENSES
Mortality and expense risk charge	3,026	11,076	2,244	33,145	2,562	9,502

NET INVESTMENT INCOME (LOSS)	(3,026)	44,131	(2,244)	(33,145)	14,136	91,123

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Realized gain (loss) on investments	19,696	41,680	13,877	104,451	(732)	63,947
Realized gain on distributions	----	148,014	----	445,393	----	----
Net realized gain (loss)	19,696	189,694	13,877	549,844	(732)	63,947

Net unrealized appreciation (depreciation) of investments	53,034	(94,609)	47,399	328,861	(1,474)	252,801

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS	72,730	95,085	61,276	878,705	(2,206)	316,748

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$ 69,704	$ 139,216	$ 59,032	$ 845,560	$ 11,930	$ 407,871
	==========	==========	==========	==========	==========	==========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Zenith Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 40,405	$ 34,005
Net realized gain (loss) on investments	689,273	329,675
Net unrealized appreciation (depreciation) of investments	582,483	(49,752)
	---------------------	--------------------
Net increase (decrease) in net assets resulting from operations	1,312,161	313,928
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	1,079,430	935,752
Transfers between subaccounts (including fixed account), net	468,212	671,319
Surrenders	(858,741)	(647,760)

Net proceeds (withdrawals) from equity transactions	688,901	959,311
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	2,001,062	1,273,239

NET ASSETS (Beginning of year)	5,603,973	4,330,734
	---------------------	--------------------

NET ASSETS (End of year)	$ 7,605,035	$ 5,603,973
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Balanced Index Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 15,863	$ 15,520
Net realized gain (loss) on investments	5,598	164
Net unrealized appreciation (depreciation) of investments	75,414	4,521
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	96,875	20,205
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	184,660	183,811
Transfers between subaccounts (including fixed account), net	25,441	(49,454)
Surrenders	(136,371)	(106,632)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	73,730	27,725
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	170,605	47,930

NET ASSETS (Beginning of year)	894,822	846,892
	---------------------	--------------------

NET ASSETS (End of year)	$ 1,065,427	$ 894,822
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Bond Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 184,773	$ 151,534
Net realized gain (loss) on investments	(6,967)	(10,049)
Net unrealized appreciation (depreciation) of investments	14,397	(90,703)
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	192,203	50,782
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	898,884	921,432
Transfers between subaccounts (including fixed account), net	210,185	(243,409)
Surrenders	(590,748)	(649,282)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	518,321	28,741
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	710,524	79,523

NET ASSETS (Beginning of year)	3,920,441	3,840,918
	---------------------	--------------------

NET ASSETS (End of year)	$ 4,630,965	$ 3,920,441
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. S&P 500 Index Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 186,247	$ 178,387
Net realized gain (loss) on investments	(625,605)	(567,326)
Net unrealized appreciation (depreciation) of investments	4,158,979	1,316,698
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	3,719,621	927,759
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	4,150,898	4,416,210
Transfers between subaccounts (including fixed account), net	(435,345)	(79,819)
Surrenders	(4,180,593)	(3,918,791)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	(465,040)	417,600
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	3,254,581	1,345,359

NET ASSETS (Beginning of year)	25,880,986	24,535,627
	---------------------	--------------------

NET ASSETS (End of year)	$ 29,135,567	$ 25,880,986
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. S&P MidCap 400 Index Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 6,457	$ (20,994)
Net realized gain (loss) on investments	486,094	212,577
Net unrealized appreciation (depreciation) of investments	360,793	663,420
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	853,344	855,003
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	2,127,104	1,800,864
Transfers between subaccounts (including fixed account), net	355,547	634,178
Surrenders	(1,179,036)	(1,049,309)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	1,303,615	1,385,733
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	2,156,959	2,240,736

NET ASSETS (Beginning of year)	8,889,633	6,648,897
	---------------------	--------------------

NET ASSETS (End of year)	$ 11,046,592	$ 8,889,633
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Russell 2000 Small Cap Index Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (6,720)	$ (9,556)
Net realized gain (loss) on investments	218,743	61,747
Net unrealized appreciation (depreciation) of investments	456,645	78,797
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	668,668	130,988
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	881,084	718,181
Transfers between subaccounts (including fixed account), net	173,455	238,463
Surrenders	(540,969)	(371,831)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	513,570	584,813
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	1,182,238	715,801

NET ASSETS (Beginning of year)	3,763,785	3,047,984
	---------------------	--------------------

NET ASSETS (End of year)	$ 4,946,023	$ 3,763,785
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Nasdaq-100 Index Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (20,956)	$ (6,061)
Net realized gain (loss) on investments	79,706	(24,524)
Net unrealized appreciation (depreciation) of investments	154,184	54,131
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	212,934	23,546
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	622,375	656,407
Transfers between subaccounts (including fixed account), net	(81,154)	(196,843)
Surrenders	(678,293)	(386,471)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	(137,072)	73,093
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	75,862	96,639

NET ASSETS (Beginning of year)	3,382,574	3,285,935
	---------------------	--------------------

NET ASSETS (End of year)	$ 3,458,436	$ 3,382,574
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. Lehman Aggregate Bond Index Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 26,146	$ 10,957
Net realized gain (loss) on investments	(3,618)	(255)
Net unrealized appreciation (depreciation) of investments	2,182	(5,747)
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	24,710	4,955
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	278,709	183,803
Transfers between subaccounts (including fixed account), net	84,427	357,897
Surrenders	(123,551)	(52,833)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	239,585	488,867
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	264,295	493,822

NET ASSETS (Beginning of year)	698,173	204,351
	---------------------	--------------------

NET ASSETS (End of year)	$ 962,468	$ 698,173
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Summit Mutual Funds, Inc. EAFE International Index Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 9,313	$ (684)
Net realized gain (loss) on investments	59,580	13,753
Net unrealized appreciation (depreciation) of investments	186,115	51,435
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	255,008	64,504
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	347,159	154,089
Transfers between subaccounts (including fixed account), net	295,328	409,397
Surrenders	(155,424)	(48,978)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	487,063	514,508
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	742,071	579,012

NET ASSETS (Beginning of year)	792,225	213,213
	---------------------	--------------------

NET ASSETS (End of year)	$ 1,534,296	$ 792,225
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	DWS Variable Series II Money Market Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 107,087	$ 51,905
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	107,087	51,905
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	2,808,525	3,083,112
Transfers between subaccounts (including fixed account), net	(1,929,547)	(2,726,551)
Surrenders	(643,896)	(248,605)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	235,082	107,956
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	342,169	159,861

NET ASSETS (Beginning of year)	2,925,298	2,765,437
	---------------------	--------------------

NET ASSETS (End of year)	$ 3,267,467	$ 2,925,298
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	DWS Variable Series I Capital Growth Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (8,352)	$ 11,536
Net realized gain (loss) on investments	(343,493)	(397,126)
Net unrealized appreciation (depreciation) of investments	757,262	797,030
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	405,417	411,440
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	787,687	898,361
Transfers between subaccounts (including fixed account), net	(155,786)	(291,923)
Surrenders	(928,532)	(842,168)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	(296,631)	(235,730)
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	108,786	175,710

NET ASSETS (Beginning of year)	5,440,269	5,264,559
	---------------------	--------------------

NET ASSETS (End of year)	$ 5,549,055	$ 5,440,269
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	DWS Variable Series I International Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 73,675	$ 48,544
Net realized gain (loss) on investments	(153,648)	(619,294)
Net unrealized appreciation (depreciation) of investments	1,546,898	1,381,154
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	1,466,925	810,404
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	736,215	862,405
Transfers between subaccounts (including fixed account), net	(109,308)	(405,673)
Surrenders	(772,859)	(763,706)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	(145,952)	(306,974)
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	1,320,973	503,430

NET ASSETS (Beginning of year)	5,983,153	5,479,723
	---------------------	--------------------

NET ASSETS (End of year)	$ 7,304,126	$ 5,983,153
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	AIM Variable Insurance Funds, Inc. Capital Appreciation Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (30,907)	$ (24,306)
Net realized gain (loss) on investments	(146,434)	(355,588)
Net unrealized appreciation (depreciation) of investments	382,278	655,493
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	204,937	275,599
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	865,813	675,056
Transfers between subaccounts (including fixed account), net	1,102,540	(173,818)
Surrenders	(715,146)	(641,255)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	1,253,207	(140,017)
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	1,458,144	135,582

NET ASSETS (Beginning of year)	3,790,989	3,655,407
	---------------------	--------------------

NET ASSETS (End of year)	$ 5,249,133	$ 3,790,989
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	AIM Variable Insurance Funds, Inc. Growth Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (3,085)	$ (8,092)
Net realized gain (loss) on investments	305,915	537
Net unrealized appreciation (depreciation) of investments	(218,077)	82,028
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	84,753	74,473
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	95,395	324,844
Transfers between subaccounts (including fixed account), net	(1,309,922)	(41,858)
Surrenders	(82,244)	(148,677)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	(1,296,771)	134,309
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	(1,212,018)	208,782

NET ASSETS (Beginning of year)	1,212,018	1,003,236
	---------------------	--------------------

NET ASSETS (End of year)	$ ----	$ 1,212,018
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	AIM Variable Insurance Funds, Inc. Basic Balanced Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 109	$ 7
Net realized gain (loss) on investments	422	----
Net unrealized appreciation (depreciation) of investments	311	9
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	842	16
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	6,111	428
Transfers between subaccounts (including fixed account), net	1,804	266
Surrenders	(1,494)	(121)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	6,421	573
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	7,263	589

NET ASSETS (Beginning of year)	589	----
	---------------------	--------------------

NET ASSETS (End of year)	$ 7,852	$ 589
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	AIM Variable Insurance Funds, Inc. Basic Value Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 2,217	$ (73)
Net realized gain (loss) on investments	228	264
Net unrealized appreciation (depreciation) of investments	2,870	795
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	5,315	986
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	30,249	17,423
Transfers between subaccounts (including fixed account), net	8,718	5,538
Surrenders	(7,934)	(2,908)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	31,033	20,053
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	36,348	21,039

NET ASSETS (Beginning of year)	21,039	----
	---------------------	--------------------

NET ASSETS (End of year)	$ 57,387	$ 21,039
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust Investors Trust Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (13,832)	$ (11,517)
Net realized gain (loss) on investments	(13,647)	(63,831)
Net unrealized appreciation (depreciation) of investments	701,703	429,703
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	674,224	354,355
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	691,771	805,957
Transfers between subaccounts (including fixed account), net	(257,997)	(179,644)
Surrenders	(823,297)	(817,244)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	(389,523)	(190,931)
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	284,701	163,424

NET ASSETS (Beginning of year)	5,760,952	5,597,528
	---------------------	--------------------

NET ASSETS (End of year)	$ 6,045,653	$ 5,760,952
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust High Income Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 186,457	$ 129,675
Net realized gain (loss) on investments	(2,861)	(14,981)
Net unrealized appreciation (depreciation) of investments	67,641	(80,546)
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	251,237	34,148
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	573,240	523,920
Transfers between subaccounts (including fixed account), net	30,327	98,140
Surrenders	(296,031)	(332,338)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	307,536	289,722
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	558,773	323,870

NET ASSETS (Beginning of year)	2,442,825	2,118,955
	---------------------	--------------------

NET ASSETS (End of year)	$ 3,001,598	$ 2,442,825
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust Emerging Growth Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (47,414)	$ (46,056)
Net realized gain (loss) on investments	(540,129)	(736,306)
Net unrealized appreciation (depreciation) of investments	1,026,027	1,286,152
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	438,484	503,790
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	975,470	1,135,851
Transfers between subaccounts (including fixed account), net	(278,453)	(343,785)
Surrenders	(1,183,418)	(1,051,419)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	(486,401)	(259,353)
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	(47,917)	244,437

NET ASSETS (Beginning of year)	6,542,035	6,297,598
	---------------------	--------------------

NET ASSETS (End of year)	$ 6,494,118	$ 6,542,035
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust Total Return Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 54,069	$ 38,132
Net realized gain (loss) on investments	130,233	153,466
Net unrealized appreciation (depreciation) of investments	203,174	(126,373)
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	387,476	65,225
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	637,887	603,468
Transfers between subaccounts (including fixed account), net	88,725	210,104
Surrenders	(373,135)	(439,677)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	353,477	373,895
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	740,953	439,120

NET ASSETS (Beginning of year)	3,299,697	2,860,577
	---------------------	--------------------

NET ASSETS (End of year)	$ 4,040,650	$ 3,299,697
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	MFS Variable Insurance Trust New Discovery Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (17,190)	$ (13,873)
Net realized gain (loss) on investments	80,025	(7,702)
Net unrealized appreciation (depreciation) of investments	215,651	114,317
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	278,486	92,742
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	580,802	504,397
Transfers between subaccounts (including fixed account), net	(87,984)	(77,526)
Surrenders	(308,509)	(249,511)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	184,309	177,360
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	462,795	270,102

NET ASSETS (Beginning of year)	2,103,987	1,833,885
	---------------------	--------------------

NET ASSETS (End of year)	$ 2,566,782	$ 2,103,987
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	American Century Variable Portfolios, Inc. Income & Growth Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 15,059	$ 13,790
Net realized gain (loss) on investments	113,292	26,521
Net unrealized appreciation (depreciation) of investments	64,835	11,007
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	193,186	51,318
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	274,391	259,549
Transfers between subaccounts (including fixed account), net	(198,190)	80,011
Surrenders	(197,394)	(189,772)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	(121,193)	149,788
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	71,993	201,106

NET ASSETS (Beginning of year)	1,314,423	1,113,317
	---------------------	--------------------

NET ASSETS (End of year)	$ 1,386,416	$ 1,314,423
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	American Century Variable Portfolios, Inc. Value Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 28,574	$ 5,130
Net realized gain (loss) on investments	488,226	499,596
Net unrealized appreciation (depreciation) of investments	294,448	(320,820)
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	811,248	183,906
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	863,129	915,741
Transfers between subaccounts (including fixed account), net	(59,798)	(177,091)
Surrenders	(593,013)	(513,923)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	210,318	224,727
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	1,021,566	408,633

NET ASSETS (Beginning of year)	4,464,336	4,055,703
	---------------------	--------------------

NET ASSETS (End of year)	$ 5,485,902	$ 4,464,336
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	American Century Variable Portfolios, Inc. International Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 415	$ (143)
Net realized gain (loss) on investments	4,427	167
Net unrealized appreciation (depreciation) of investments	22,158	5,453
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	27,000	5,477
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	96,567	29,409
Transfers between subaccounts (including fixed account), net	(1,589)	42,629
Surrenders	(22,365)	(6,122)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	72,613	65,916
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	99,613	71,393

NET ASSETS (Beginning of year)	72,544	1,151
	---------------------	--------------------

NET ASSETS (End of year)	$ 172,157	$ 72,544
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Oppenheimer Variable Account Funds Main Street Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 10,120	$ 16,444
Net realized gain (loss) on investments	64,558	50,838
Net unrealized appreciation (depreciation) of investments	342,341	84,450
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	417,019	151,732
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	595,371	632,169
Transfers between subaccounts (including fixed account), net	(101,852)	(281,135)
Surrenders	(360,922)	(389,030)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	132,597	(37,996)
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	549,616	113,736

NET ASSETS (Beginning of year)	2,941,283	2,827,547
	---------------------	--------------------

NET ASSETS (End of year)	$ 3,490,899	$ 2,941,283
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Oppenheimer Variable Account Funds Global Securities Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 206,695	$ 2,743
Net realized gain (loss) on investments	77,604	47,285
Net unrealized appreciation (depreciation) of investments	347,436	328,671
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	631,735	378,699
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	774,801	582,913
Transfers between subaccounts (including fixed account), net	305,009	694,056
Surrenders	(389,126)	(306,405)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	690,684	970,564
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	1,322,419	1,349,263

NET ASSETS (Beginning of year)	3,349,729	2,000,466
	---------------------	--------------------

NET ASSETS (End of year)	$ 4,672,148	$ 3,349,729
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Oppenheimer Variable Account Funds Capital Appreciation Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (335)	$ (116)
Net realized gain (loss) on investments	212	76
Net unrealized appreciation (depreciation) of investments	6,691	1,780
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	6,568	1,740
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	60,536	14,777
Transfers between subaccounts (including fixed account), net	15,841	26,362
Surrenders	(11,026)	(4,406)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	65,351	36,733
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	71,919	38,473

NET ASSETS (Beginning of year)	38,473	----
	---------------------	--------------------

NET ASSETS (End of year)	$ 110,392	$ 38,473
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Franklin Templeton Variable Insurance Products Trust Foreign Securities Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 27,173	$ 17,385
Net realized gain (loss) on investments	(31,221)	(69,543)
Net unrealized appreciation (depreciation) of investments	1,068,037	449,628
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	1,063,989	397,470
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	1,148,606	966,416
Transfers between subaccounts (including fixed account), net	210,860	485,028
Surrenders	(726,470)	(519,300)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	632,996	932,144
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	1,696,985	1,329,614

NET ASSETS (Beginning of year)	4,810,678	3,481,064
	---------------------	--------------------

NET ASSETS (End of year)	$ 6,507,663	$ 4,810,678
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Franklin Templeton Variable Insurance Products Trust Growth Securities Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 1,609	$ 78
Net realized gain (loss) on investments	557	33
Net unrealized appreciation (depreciation) of investments	6,235	1,756
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	8,401	1,867
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	24,021	5,411
Transfers between subaccounts (including fixed account), net	6,169	22,206
Surrenders	(8,848)	(2,186)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	21,342	25,431
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	29,743	27,298

NET ASSETS (Beginning of year)	27,298	----
	---------------------	--------------------

NET ASSETS (End of year)	$ 57,041	$ 27,298
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Neuberger Berman Advisers Management Trust Guardian Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (1,398)	$ (13,375)
Net realized gain (loss) on investments	119,565	45,944
Net unrealized appreciation (depreciation) of investments	185,770	140,256
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	303,937	172,825
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	386,818	470,238
Transfers between subaccounts (including fixed account), net	(65,907)	19,426
Surrenders	(353,536)	(388,822)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	(32,625)	100,842
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	271,312	273,667

NET ASSETS (Beginning of year)	2,402,929	2,129,262
	---------------------	--------------------

NET ASSETS (End of year)	$ 2,674,241	$ 2,402,929
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Alger American Fund Leveraged AllCap Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (3,026)	$ (2,360)
Net realized gain (loss) on investments	19,696	29,561
Net unrealized appreciation (depreciation) of investments	53,034	14,637
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	69,704	41,838
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	84,668	92,221
Transfers between subaccounts (including fixed account), net	35,715	26,762
Surrenders	(61,519)	(110,226)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	58,864	8,757
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	128,568	50,595

NET ASSETS (Beginning of year)	337,212	286,617
	---------------------	--------------------

NET ASSETS (End of year)	$ 465,780	$ 337,212
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Alger American Fund MidCap Growth Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 44,131	$ (8,577)
Net realized gain (loss) on investments	189,694	131,278
Net unrealized appreciation (depreciation) of investments	(94,609)	(19,407)
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	139,216	103,294
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	402,938	329,628
Transfers between subaccounts (including fixed account), net	52,076	(58,538)
Surrenders	(197,783)	(158,517)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	257,231	112,573
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	396,447	215,867

NET ASSETS (Beginning of year)	1,304,672	1,088,805
	---------------------	--------------------

NET ASSETS (End of year)	$ 1,701,119	$ 1,304,672
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Seligman Portfolios, Inc. Comm. & Information Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (2,244)	$ (1,918)
Net realized gain (loss) on investments	13,877	17,788
Net unrealized appreciation (depreciation) of investments	47,399	2,057
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	59,032	17,927
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	53,495	63,850
Transfers between subaccounts (including fixed account), net	37,553	426
Surrenders	(54,594)	(50,749)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	36,454	13,527
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	95,486	31,454

NET ASSETS (Beginning of year)	275,050	243,596
	---------------------	--------------------

NET ASSETS (End of year)	$ 370,536	$ 275,050
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Seligman Portfolios, Inc. Smaller-Cap Value Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ (33,145)	$ 357,578
Net realized gain (loss) on investments	549,844	79,208
Net unrealized appreciation (depreciation) of investments	328,861	(548,248)
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	845,560	(111,462)
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	1,058,652	977,477
Transfers between subaccounts (including fixed account), net	25,705	397,427
Surrenders	(503,473)	(407,187)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	580,884	967,717
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	1,426,444	856,255

NET ASSETS (Beginning of year)	3,875,528	3,019,273
	---------------------	--------------------

NET ASSETS (End of year)	$ 5,301,972	$ 3,875,528
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Universal Institutional Funds, Inc. Core Plus Fixed Income Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 14,136	$ 4,499
Net realized gain (loss) on investments	(732)	580
Net unrealized appreciation (depreciation) of investments	(1,474)	120
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	11,930	5,199
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	141,850	89,588
Transfers between subaccounts (including fixed account), net	78,999	94,918
Surrenders	(42,893)	(20,730)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	177,956	163,776
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	189,886	168,975

NET ASSETS (Beginning of year)	243,034	74,059
	---------------------	--------------------

NET ASSETS (End of year)	$ 432,920	$ 243,034
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT STATEMENTS OF CHANGES IN NET ASSETS

	Universal Institutional Funds, Inc. U.S. Real Estate Subaccount

	Year Ended December 31,

	2006	2005

OPERATIONS
Net investment income (loss)	$ 91,123	$ 17,403
Net realized gain (loss) on investments	63,947	54,343
Net unrealized appreciation (depreciation) of investments	252,801	26,682
	---------------------	--------------------

Net increase (decrease) in net assets resulting from operations	407,871	98,428
	---------------------	--------------------

EQUITY TRANSACTIONS
Contract purchase payments	399,674	259,253
Transfers between subaccounts (including fixed account), net	309,413	54,821
Surrenders	(228,336)	(66,693)
	---------------------	--------------------

Net proceeds (withdrawals) from equity transactions	480,751	247,381
	---------------------	--------------------

NET INCREASE (DECREASE) IN NET ASSETS	888,622	345,809

NET ASSETS (Beginning of year)	876,280	530,471
	---------------------	--------------------

NET ASSETS (End of year)	$ 1,764,902	$ 876,280
	===========	===========

The accompanying notes are an integral part of the financial statements.

CARILLON LIFE ACCOUNT
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Carillon Life Account of The Union Central Life Insurance Company (the Life Account) is a separate account registered under the Investment Company Act of 1940, as amended, as a unit investment trust.  The Life Account was established on July 10, 1995 under Ohio law and by resolution of the Board of Directors of The Union Central Life Insurance Company (Union Central) and commenced operations on December 29, 1995. The Life Account is comprised of thirty-five subaccounts, each of which invests in a corresponding Portfolio of Summit Mutual Funds, Inc., DWS Variable Series I and II (formerly Scudder Variable Series I), AIM Variable Insurance Funds, Inc., MFS Variable Insurance Trust, American Century Variable Portfolios, Inc., Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, Neuberger Berman Advisers Management Trust, Alger American Fund, Seligman Portfolios, Inc., or Universal Institutional Funds, Inc. (the Funds).   The Funds are no-load, diversified, open-end management investment companies registered under the Investment Company Act of 1940, as amended.  The shares of Summit Mutual Funds, Inc. are sold to Union Central and its separate accounts and to other unaffiliated insurance companies to fund the benefits under certain variable life policies and variable annuity contracts.  Ameritas Investment Corp., an affiliated broker-dealer registered under the Securities Exchange Act of 1934, serves as the distributor of variable life policies and variable annuity contracts issued by Summit Mutual Funds, Inc.  The shares of DWS Variable Series I and II, AIM Variable Insurance Funds, Inc., MFS Variable Insurance Trust, American Century Variable Portfolios, Inc., Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products, Neuberger Berman Advisers Management Trust, Alger American Fund, Seligman Portfolios, Inc., and Universal Institutional Funds, Inc are available and are being marketed exclusively as a pooled funding vehicle for life insurance companies writing all types of variable life insurance policies and variable annuity contracts.  DWS Scudder Distributors, Inc., an affiliate of Deutsche Asset Management Americas, Inc., is the distributor of variable life insurance policies and variable annuity contracts issued by DWS Variable Series I and II. AIM Distributors, Inc. is the distributor of the shares issued by AIM Variable Insurance Funds, Inc.  MFS Fund Distributors, Inc., a wholly-owned subsidiary of Massachusetts Financial Services Company, is the distributor of shares issued by the MFS Variable Insurance Trust.  American Century Investment Services, Inc. is the distributor of the shares issued by American Century Variable Portfolios, Inc.  Oppenheimer Funds Distributor, Inc. is the distributor of the shares issued by Oppenheimer Variable Account Funds.  Franklin Templeton Distributors, Inc. is the distributor of variable annuity and variable life insurance contracts issued by Franklin Templeton Variable Insurance Products Trust.  Neuberger Berman Management, Inc. is the distributor of the shares issued by Neuberger Berman Advisers Management Trust. Fred Alger & Company, Incorporated is the distributor of the shares issued by Alger American Fund.  Seligman Advisors, Inc. is the distributor of the shares issued by Seligman Portfolios, Inc.  Morgan Stanley & Co. Incorporated is the distributor of the shares issued by Universal Institutional Funds, Inc.

The assets of the Life Account are segregated from the other assets of Union Central and the investment performance of the Life Account is independent of the investment performance of both Union Central's general assets and other separate accounts.

Investment valuation -Assets of the Life Account are invested in shares of the Funds at the net asset value of the Funds' shares.  Investments in the Funds' shares are subsequently stated at the net asset value of the Funds' shares held, and represent the fair values of the funds' securities determined at the end of each business day.

Use of estimates -The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES, continued

amountsof assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Securities transactions and investment income -Securities transactions are recorded on the trade date (the date the order to buy or sell is executed), and dividend income is recorded on the ex-dividend date.  Gains and losses on sales of the Funds' shares are calculated on the first-in, first-out basis for financial reporting and tax purposes.  All dividends and distributions from the Subaccount are reinvested in additional shares of the respective Subaccount at the net asset value per share.

Federal income taxes -The operations of the Life Account form a part of and are taxed with the operations of Union Central.  Union Central is taxed as a life insurance company under Subchapter L of the Internal Revenue Code.  Under existing federal income tax law, separate account investment income and capital gains are not taxed to the extent they are applied to increase reserves under a contract issued in connection with the Life Account.  Investment income and realized capital gains and losses on assets of the Life Account are automatically applied to increase or decrease reserves under the contract.  Accordingly, no provision for federal income taxes has been made in these financial statements.

NOTE 2 - PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the period ended December 31, 2006 were as follows:

	Purchases	Sales

SUMMIT MUTUAL FUNDS, INC.
Zenith Subaccount	$ 1,767,713	$ 510,041
Balanced Index Subaccount	160,671	71,043
Bond Subaccount	979,941	276,741
S&P 500 Index Subaccount	2,203,873	2,482,114
S&P MidCap 400 Index Subaccount	2,182,587	519,417
Russell 2000 Small Cap Index Subaccount	911,285	279,687
Nasdaq-100 Index Subaccount	378,009	535,676
Lehman Aggregate Bond Index Subaccount	393,029	127,270
EAFE International Index Subaccount	679,738	162,011

DWS VARIABLE SERIES II
Money Market Subaccount	2,704,569	2,368,700

DWS VARIABLE SERIES I
Capital Growth Subaccount	344,586	649,930
International Subaccount	472,289	544,776

AIM VARIABLE INSURANCE FUNDS, INC.
Capital Appreciation Subaccount	1,709,070	486,702
Growth Subaccount(1)	54,645	1,354,444
Basic Balanced Subaccount	30,911	24,381
Basic Value Subaccount	37,589	4,339

(1)Ceased April 30, 2006.

NOTE 2 - PURCHASES AND SALES OF INVESTMENTS, continued

	Purchases	Sales

MFS VARIABLE INSURANCE TRUST
Investors Trust Subaccount	$ 231,376	$ 634,941
High Income Subaccount	614,586	120,535
Emerging Growth Subaccount	375,879	909,579
Total Return Subaccount	697,912	181,992
New Discovery Subaccount	467,191	259,931

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
Income & Growth Subaccount	236,431	342,528
Value Subaccount	1,145,741	498,783
International Subaccount	96,410	23,380

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Main Street Subaccount
Global Securities Subaccount	505,591	362,756
Capital Appreciation Subaccount	1,137,391	240,184
	67,019	1,979
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Foreign Securities Subaccount	1,002,450	342,089
Growth Securities Subaccount	27,275	4,324

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Guardian Subaccount	347,859	381,713

ALGER AMERICAN FUND
Leveraged AlICap Subaccount	129,814	74,807
MidCapGrowthSubaccount	631,758	182,277

SELIGMAN PORTFOLIOS, INC.
Communications & Information Subaccount	79,948	45,737
Smaller-Cap Value Subaccount	1,260,636	267,368

UNIVERSAL INSTITUTIONAL FUNDS, INC.
Core Plus Fixed Income Subaccount	240,612	48,513
U.S. Real Estate Subaccount	747,283	175,300

NOTE 3 - INVESTMENT IN AFFILIATED AND NON-AFFILIATED FUNDS

The subaccounts of the Account held the following investment in the corresponding Portfolios of Summit Mutual Funds, Inc., DWS Variable Series I and II, AIM Variable Insurance Funds, Inc., MFS Variable Insurance Trust, American Century Variable Portfolios, Inc., Oppenheimer Variable Account Funds, Franklin Templeton Variable Insurance Products Trust, Neuberger Berman Advisers Management Trust, Alger American Fund, Seligman Portfolios, Inc., and Universal Institutional Funds, Inc. as of December 31, 2006:

Summit Mutual Funds, Inc.
	Zenith Subaccount	Balanced Index Subaccount	Bond Subaccount	S&P 500 Index Subaccount	S&P MidCap 400 Index Subaccount
Net asset value per share	$ 101.13	$ 49.58	$ 47.07	$ 94.19	$ 69.23
Number of shares	75,201	21,489	98,385	309,328	159,564

Summit Mutual Funds, Inc.
	Russell 2000 Small Cap Index Subaccount	Nasdaq-100 Index Subaccount	Lehman Aggregate Bond Index Subaccount	EAFE International Index Subaccount
Net asset value per share	$ 74.19	$ 24.47	$ 48.85	$ 98.66
Number of shares	66,667	141,334	19,703	15,551

	DWS Variable Series II	DWS Variable Series I
	Money Market Subaccount	Capital Growth Subaccount	International Subaccount
Net asset value per share	$ 1.00	$ 18.24	$ 13.42
Number of shares	3,260,440	304,225	544,272

AIM Variable Insurance Funds, Inc.
	Capital Appreciation Subaccount	Growth Subaccount	Basic Balanced Subaccount	Basic Value Subaccount
Net asset value per share	$ 26.22	$ ----	$ 11.92	$ 13.36
Number of shares	200,196	----	659	4,295

MFS Variable Insurance Trust
	Investors Trust Subaccount	High Income Subaccount	Emerging Growth Subaccount	Total Return Subaccount	New Discovery Subaccount
Net asset value per share	$ 21.69	$ 10.04	$ 20.64	$ 21.89	$ 17.42
Number of shares	278,730	298,964	314,638	184,589	147,347

NOTE 3 - INVESTMENT IN AFFILIATED AND NON-AFFILIATED FUNDS, continued

American Century Variable Portfolios, Inc.
	Income & Growth Subaccount	Value Subaccount	International Subaccount
Net asset value per share	$ 8.63	$ 8.74	$ 10.12
Number of shares	160,651	627,678	17,012

Oppenheimer Variable Account Funds
	Main Street Subaccount	Global Securities Subaccount	Capital Appreciation Subaccount
Net asset value per share	$ 24.78	$ 36.79	$ 41.43
Number of shares	140,876	126,995	2,665

	Franklin Templeton Variable Insurance Products Trust		Neuberger Berman Advisers Management Trust	Alger American Fund
	Foreign Securities Subaccount	Growth Securities Subaccount	Guardian Subaccount	Leveraged AllCap Subaccount	MidCapGrowthSubaccount
Net asset value per share	$ 18.72	$ 15.93	$ 19.71	$ 41.48	$ 20.75
Number of shares	347,632	3,581	135,679	11,229	81,982

	Seligman Portfolios, Inc.		Universal Institutional Funds, Inc.
	Comm. & Information Subaccount	Smaller-Cap Value Subaccount	Core Plus Fixed Income Subaccount	U.S. Real Estate Subaccount
Net asset value per share	$ 16.74	$ 18.37	$ 11.40	$ 29.36
Number of shares	22,135	288,621	37,975	60,112

NOTE 4 - ACCOUNT CHARGES

Mortality and expense risk charge -A mortality and expense risk charge for Union Central at an annual rate of .75% of the net assets during the first ten policy years and .25% of net assets thereafter of the Life Account is determined daily. On the ten year anniversary of a policy, the units are adjusted from the accumulation unit value of policies falling under the less than ten year expense level charge of .75% to the accumulation unit value of policies falling under the greater than ten year expense level charge of .25%.  This adjustment results in a reduced number of units, and a greater accumulation unit value per unit, with no adjustment to total policy value resulting on the ten year anniversary date.  The mortality risk Union Central assumes is that the insureds on the policies may die sooner than anticipated and therefore Union Central will pay an aggregate amount of death benefits greater than anticipated.  The expense risk assumed by Union Central is that expenses incurred in issuing and administering the policies and the separate account will exceed the amounts realized from the administrative charges assessed against the policies.

NOTE 5 - RELATED PARTY TRANSACTIONS

Investment advisory fees –Summit Mutual Funds, Inc. pays investment advisory fees to Summit Investment Partners, Inc. (the Adviser), under terms of an Investment Advisory Agreement (the Agreement).  The Adviser is a wholly-owned subsidiary of Union Central.  Certain officers and directors of the Adviser are affiliated with Summit Mutual Funds, Inc.  Summit Mutual Funds, Inc. pays the Adviser, as full compensation for all services and facilities furnished, a monthly fee computed separately for each Portfolio on a daily basis, at an annual rate, as follows:

(a)   for the Zenith Portfolio - .64% of the current net asset value.
(b)   for the Bond Portfolio - .47% of the current net asset value.
(c)   for the S&P 500 Index Portfolio - .25% of the current net asset value.
(d)   for the S&P MidCap 400 Index Portfolio - .30% of the current net asset value.
(e)   for the Balanced Index Portfolio - .30% of the current net asset value.
(f)   for the Nasdaq-100 Index Portfolio - .35% of the current net asset value.
(g)   for the Russell 2000 Small Cap Index Portfolio - .35% of the current net asset value.
(h)   for the EAFE International Index Portfolio - .56% of the current net asset value.
(i)    for the Lehman Aggregate Bond Index Portfolio - .30% of the current net asset value.

The Adviser has agreed to pay other expenses of the S&P 500 Index Portfolio, the S&P MidCap 400 Index Portfolio, Balanced Index Portfolio, Nasdaq-100 Index Portfolio, and the Lehman Aggregate Bond Index Portfolio, other than the advisory fee for these Portfolios, to the extent that such expenses exceed 0.30% of their average annual net assets.  Effective July 1, 2003, the Adviser agreed to temporarily waive its fees and/or reimburse expenses of the S&P 500 Index Portfolio, to the extent necessary, to limit all expenses to 0.48% of the average daily net assets of the Portfolio until March 31, 2004, then to 0.39% of the average daily net assets effective April 1, 2004 until December 31, 2006.  The Adviser will pay any expenses of the Russell 2000 Small Cap Index Portfolio, other than the advisory fee for that Portfolio, to the extent that such expenses exceed 0.40% of that Portfolio's average annual net asset.  The Adviser will pay any expenses of the EAFE International Index Portfolio, other than the advisory fee for that Portfolio, to the extent that such expenses exceed 0.69% of that Portfolio's average annual net asset.  The Adviser agreed to temporarily waive its fees and/or reimburse expenses of the EAFE International Index Portfolio, to the extent necessary, to limit all expenses to 0.95% of the average daily net assets of the Portfolio until December 31, 2006.

Administration fees -Summit Mutual Funds, Inc. pays the Adviser to perform certain administration services.  Summit Mutual Funds, Inc. shall pay the Adviser as full compensation for all facilities and services furnished a fee computed separately for each portfolio of Summit Mutual Funds, Inc. at an annual rate of .10% of each portfolio's average annual net assets.  The Advisor has agreed to waive administration fees for the Bond Portfolio, as long as that Portfolio's total expense ratio exceeds .75%.

Waivers and Reimbursements –For the period ended December 31, 2006, the Adviser waived fees of $16,623 for Bond Portfolio and $115,722 for S&P 500 Index Portfolio, and the Adviser reimbursed fees of $26,949 for Balanced Index Portfolio, $28,542 for Nasdaq-100 Index Portfolio, and $177,761 for EAFE International Index Portfolio.

NOTE 6 - CHANGES IN UNITS OUTSTANDING

Below are the changes in units outstanding for the periods ended December 31 (year ended unless otherwise noted):

	Summit Mutual Funds, Inc.
	Zenith Subaccount		Balanced Index Subaccount		Bond Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	72,153.75	71,194.32	20,659.77	11,966.26	55,189.77	54,990.96
Units Redeemed	42,961.69	21,083.51	14,753.08	9,400.53	24,206.21	53,349.16
Net Increase (Decrease)	29,192.06	50,110.81	5,906.69	2,565.73	30,983.56	1,641.80

	Summit Mutual Funds, Inc.
	S&P 500 Index Subaccount		S&P MidCap 400 Index Subaccount		Russell 2000 Small Cap Index Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	185,074.56	109,464.08	96,673.52	101,875.39	60,823.80	55,390.23
Units Redeemed	212,750.44	88,525.21	30,558.49	22,108.52	25,637.66	8,717.52
Net Increase (Decrease)	(27,675.88)	20,938.87	66,115.03	79,766.87	35,186.14	46,672.71

	Summit Mutual Funds, Inc.
	Nasdaq-100 Index Subaccount		Lehman Aggregate Bond Index Subaccount		EAFE International Index Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	115,547.12	110,976.92	35,069.95	51,424.88	34,569.37	37,712.22
Units Redeemed	144,680.83	91,816.54	12,261.89	4,133.80	9,324.77	5,796.73
Net Increase (Decrease)	(29,133.71)	19,160.38	22,808.06	47,291.08	25,244.60	31,915.49

	DWS Variable Series II		DWS Variable Series I
	Money Market Subaccount		Capital Growth Subaccount		International Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	192,693.03	191,500.48	46,008.62	19,926.91	64,141.54	32,546.57
Units Redeemed	176,184.64	183,528.22	63,606.56	33,705.18	75,619.42	53,592.09
Net Increase (Decrease)	16,508.39	7,972.26	(17,597.94)	(13,778.27)	(11,477.88)	(21,045.52)

NOTE 6 - CHANGES IN UNITS OUTSTANDING, continued

	AIM Variable Insurance Funds, Inc.
	Capital Appreciation Subaccount		Growth Subaccount		Basic Balanced Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	203,629.90	38,847.63	12,470.97	48,669.17	2,666.97	60.67
Units Redeemed	88,211.27	54,621.99	254,870.17	20,304.01	2,084.01	8.38
Net Increase (Decrease)	115,418.63	(15,774.36)	(242,399.20)	28,365.16	582.96	52.29

	AIM Variable Insurance Funds, Inc.		MFS Variable Insurance Trust
	Basic Value Subaccount		Investors Trust Subaccount		High Income Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	2,908.72	1,982.52	43,255.15	16,062.46	32,464.93	31,580.85
Units Redeemed	352.39	191.76	66,140.13	27,451.53	12,986.81	11,832.05
Net Increase (Decrease)	2,556.34	1,790.76	(22,884.98)	(11,389.07)	19,478.12	19,748.80

	MFS Variable Insurance Trust
	Emerging Growth Subaccount		Total Return Subaccount		New Discovery Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	43,506.29	30,973.98	40,651.90	46,323.04	49,148.78	48,381.39
Units Redeemed	74,765.43	48,838.31	17,388.85	19,963.20	29,318.08	27,426.53
Net Increase (Decrease)	(31,259.14)	(17,864.33)	23,263.05	26,359.84	19,830.70	20,954.86

	American Century Variable Portfolios, Inc.
	Income & Growth Subaccount		Value Subaccount		International Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	22,917.31	31,202.54	42,435.54	55,935.97	6,880.32	5,759.67
Units Redeemed	35,336.09	15,150.63	31,879.91	42,617.07	1,673.47	154.11
Net Increase (Decrease)	(12,418.78)	16,051.91	10,555.63	13,318.90	5,206.85	5,605.56

	Oppenheimer Variable Account Funds
	Main Street Subaccount		Global Securities Subaccount		Capital Appreciation Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	71,701.45	51,429.40	49,842.51	104,412.17	5,853.07	3,592.84
Units Redeemed	19,423.64	54,926.07	37,558.90	17,353.24	162.60	201.50
Net Increase (Decrease)	52,277.81	(3,496.67)	12,283.61	87,058.93	5,690.47	3,391.34

NOTE 6 - CHANGES IN UNITS OUTSTANDING, continued

	Franklin Templeton Variable Insurance Products Trust				Neuberger Berman Advisers Management Trust
	Foreign Securities Subaccount		Growth Securities Subaccount		Guardian Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	59,628.16	77,244.60	1,974.42	2,405.18	32,317.76	41,602.73
Units Redeemed	23,188.99	14,374.87	321.17	135.19	34,822.76	31,502.75
Net Increase (Decrease)	36,439.17	62,869.73	1,653.25	2,269.99	(2,505.00)	10,099.98

	Alger American Fund				Seligman Portfolios, Inc.
	Leveraged AllCap Subaccount		MidCapGrowthSubaccount		Comm. & Information Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	12,720.18	14,310.53	35,515.79	30,116.36	10,204.29	6,847.18
Units Redeemed	7,057.66	13,137.38	14,917.50	20,446.29	7,094.56	5,290.27
Net Increase (Decrease)	5,662.52	1,173.15	20,598.29	9,670.07	3,109.73	1,556.91

	Seligman Portfolios, Inc.		Universal Institutional Funds, Inc.
	Smaller-Cap Value Subaccount		Core Plus Fixed Income Subaccount		U.S. Real Estate Subaccount
	2006	2005	2006	2005	2006	2005
Units Issued	49,575.92	77,714.60	21,033.80	19,521.36	29,217.43	26,728.73
Units Redeemed	18,105.43	18,822.40	4,798.59	4,279.64	9,000.38	13,942.61
Net Increase (Decrease)	31,470.49	58,892.20	16,235.21	15,241.72	20,217.05	12,786.12

NOTE 7 - SELECTED PER UNIT DATA

Below is a summary of unit values and units outstanding for variable universal life contracts and the expense ratios, excluding expenses of the underlying funds for the periods ended December 31 (year ended unless otherwise noted):

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC.
ZENITH SUBACCOUNT
Accumulation unit value - first ten years	$24.59	$20.12	$18.96	$16.64	$12.37
Prior year accumulation unit value - first ten years	$20.12	$18.96	$16.64	$12.37	$16.21
Number of accumulation units outstanding, end of period - first ten years	279,488.05	278,553.15	228,442.33	207,402.17	177,609.64
Total net assets - first ten years	6,871,611	5,603,973	4,330,734	3,451,765	2,196,981
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	22.21%	6.12%	13.91%	34.55%	-23.67%
Accumulation unit value-ten plus years	$25.96	----	----	----	----
Prior year accumulation unit value-ten plus years	$21.13	----	----	----	----
Number of accumulation units outstanding, end of period- ten plus years	28,257.16	----	----	----	----
Total net assets - ten plus years	733,423	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	22.82%	----	----	----	----
Investment income ratio(3)	1.31%	1.44%	1.42%	0.12%	0.55%

BALANCEDINDEXSUBACCOUNT
Accumulation unit value-first ten years	$12.33	$11.19	$10.94	$10.24	$8.77
Prior year accumulation unit value - first ten years	$11.19	$10.94	$ 10.24	$8.77	$9.96
Number of accumulation units outstanding, end of period - first ten years	76,313.25	79,992.37	77,426.65	70,635.75	56,277.57
Total net assets - first ten years	940,685	894,822	846,892	723,545	493,460
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	10.19%	2.27%	6.78%	16.82%	-11.94%
Accumulation unit value-ten plus years	$13.01	----	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
BALANCED INDEX SUBACCOUNT, continued
Prior year accumulation unit value-ten plus years	$11.75	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	9,585.81	----	----	----	----
Total net assets - ten plus years	124,741	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	10.74%	----	----	----	----
Investment income ratio(3)	2.33%	2.52%	1.63%	2.34%	3.59%

BOND SUBACCOUNT
Accumulation unit value - first ten years	$16.94	$16.22	$16.00	$15.46	$14.39
Prior year accumulation unit value - first ten years	$16.22	$16.00	$15.46	$14.39	$13.71
Number of accumulation units outstanding, end of period - first ten years	261,803.41	241,711.22	240,069.42	211,080.57	187,639.06
Total net assets - first ten years	4,436,140	3,920,441	3,840,918	3,262,698	2,700,376
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	4.47%	1.38%	3.51%	7.41%	4.94%
Accumulation unit value-ten plus years	$17.89	----	----	----	----
Prior year accumulation unit value-ten plus years	$17.04	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	10,891.36	----	----	----	----
Total net assets - ten plus years	194,825	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return-ten plus years(2)	4.99%	----	----	----	----
Investment income ratio(3)	5.06%	4.68%	4.30%	6.91%	5.98%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
S&P 500 INDEX SUBACCOUNT
Accumulation unit value - first ten years	$23.36	$20.40	$19.67	$17.95	$14.13
Prior year accumulation unit value - first ten years	$20.40	$19.67	$17.95	$14.13	$18.39
Number of accumulation units outstanding, end of period - first ten years	1,127,734.67	1,268,532.56	1,247,593.69	1,181,563.23	1,063,096.63
Total net assets - first ten years	26,345,702	25,880,986	24,535,627	21,213,121	15,025,674
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	14.50%	3.74%	9.54%	27.02%	-2313%
Accumulation unit value - ten plus years	$24.66	----	----	----	----
Prior year accumulation unit value-ten plus years	$21.43	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	113.121.99	----	----	----	----
Total net assets - ten plus years	2,789,865	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return ten plus years(2)	15.08%	----	----	----	----
Investment income ratio(3)	1.39%	1.44%	0.39%	0.86%	0.38%

S&P MIDCAP 400 INDEX SUBACCOUNT
Accumulation unit value-first ten years	$20.51	$18.83	$16.95	$14.75	$11.03
Prior year accumulation unit value - first ten years	$18.83	$16.95	$14.75	$11.03	$13.10
Number of accumulation units outstanding, end of period - first ten years	525,221.04	472,048.55	392,281.67	304,748.60	234,011.97
Total net assets - first ten years	10,771,738	8,889,633	6,648,897	4,495,717	2,581,384
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	8.90%	11.11%	14.89%	33.73%	-15.78%
Accumulation unit value-ten plus years	$21.24	----	----	----	----
Prior year accumulation unit value-ten plus years	$19.40	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	12,942.54	----	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
S&P MIDCAP 400 INDEX SUBACCOUNT, continued
Total net assets - ten plus years	274,854	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	9.45%	----	----	----	----
Investment income ratio(3)	0.82%	0.47%	0.23%	0.49%	0.49%

RUSSELL 2000 SMALL CAP INDEX SUBACCOUNT
Accumulation unit value-first ten years	$15.43	$13.22	$12.81	$10.96	$7.56
Prior year accumulation unit value - first ten years	$13.22	$12.81	$10.96	$7.56	$9.64
Number of accumulation units outstanding, end of period - first ten years	309,374.49	284,639.70	237,966.99	186,724.44	136,294.72
Total net assets - first ten years	4,775,090	3,763,785	3,047,984	2,047,278	1,029,711
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	16.73%	3.24%	16.82%	45.12%	-21.64%
Accumulation unit value-ten plus years	$16.36	----	----	----	----
Prior year accumulation unit value-ten plus years	$13.94	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	10,451.35	----	----	----	----
Total net assets - ten plus years	170,933	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	17.31%	----	----	----	----
Investment income ratio(3)	0.58%	0.44%	0.18%	0.54%	0.18%

NASDAQ-100 INDEX SUBACCOUNT
Accumulation unit value-first ten years	$4.36	$4.12	$4.09	$3.75	$2.54
Prior year accumulation unit value - first ten years	$4.12	$4.09	$3.75	$2.54	$4.09
Number of accumulation units outstanding, end of period - first ten years	773,474.40	821,903.36	802,742.99	659,852.78	434,825.42
Total net assets - first ten years	3,370,216	3,382,574	3,285,935	2,472,074	1,104,227

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
NASDAQ-100 INDEX SUBACCOUNT, continued
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	5.87%	0.54%	9.26%	47.53%	-37.96%
Accumulation unit value-ten plus years	$4.57	----	----	----	----
Prior year accumulation unit value - ten plus years	$4.30	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	19,295.26	----	----	----	----
Total net assets - ten plus years	88,221	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	6.40%	----	----	----	----
Investment income ratio(3)	0.13%	----	----	----	----

LEHMAN AGGREGATE BOND INDEX SUBACCOUNT
Accumulation unit value-first ten years	$10.71	$10.41	$10.32	$10.04(4)
Prior year accumulation unit value - first ten years	$10.41	$10.32	$10.04	----
Number of accumulation units outstanding, end of period - first ten years	89,349.45	67,086.40	19,795.31	3,920.80
Total net assets - first ten years	956,525	698,173	204,351	39,381
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	2.87%	0.81%	2.78%	0.44%(5)
Accumulation unit value-ten plus years	$10.90	----	----	----
Prior year accumulation unit value-ten plus years	$10.55	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	545.00	----	----	----
Total net assets - ten plus years	5,942	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----
Total return - ten plus years(2)	3.38%	----	----	----
Investment income ratio(3)	3.88%	3.02%	2.96%	1.51%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SUMMIT MUTUAL FUNDS, INC., continued
EAFE INTERNATIONAL INDEX SUBACCOUNT
Accumulation unit value-first ten years	$21.63	$17.36	$15.54	$13.27(4)
Prior year accumulation unit value - first ten years	$17.36	$15.54	$13.27	----
Number of accumulation units outstanding, end of period - first ten years	68,814.23	45,638.87	13,723.38	1,535.65
Total net assets - first ten years	1,488,703	792,225	213,213	20,374
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	24.63%	11.73%	17.10%	32.67%(5)
Accumulation unit value - ten plus years	$22.03	----	----	----
Prior year accumulation unit value-ten plus years	$17.59	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	2,069.25	----	----	----
Total net assets - ten plus years	45,593	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----
Total return-ten plus years(2)	25.25%	----	----	----
Investment income ratio(3)	1.52%	0.46%	0.35%	----

DWS VARIABLE SERIES II
MONEY MARKET SUBACCOUNT
Accumulation unit value-first ten years	$13.78	$13.27	$13.01	$13.00	$12.99
Prior year accumulation unit value - first ten years	$13.27	$13.01	$13.00	$12.99	$12.89
Number of accumulation units outstanding, end of period - first ten years	235,082.54	220,453.45	212,481.19	232,581.94	273,347.88
Total net assets - first ten years	3,240,101	2,925,298	2,765,437	3,022,634	3,550,115
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	3.87%	1.96%	0.15%	0.07%	0.73%
Accumulation unit value-ten plus years	$14.56	----	----	----	----
Prior year accumulation unit value-ten plus years	$13.95	----	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
DWS VARIABLE SERIES II, continued
MONEY MARKET SUBACCOUNT, continued
Number of accumulation units outstanding, end of period - ten plus years	1,879.31	----	----	----	----
Total net assets - ten plus years	27,365	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plusyears(2)	4.39%	----	----	----	----
Investment income ratio(3)	4.18%	2.53%	0.84%	0.81%	1.46%

DWS VARIABLE SERIES I
CAPITAL GROWTH SUBACCOUNT
Accumulation unit value-first ten years	$19.77	$18.36	$16.97	$15.84	$12.58
Prior year accumulation unit value - first ten years	$18.36	$16.97	$15.84	$12.58	$17.89
Number of accumulation units outstanding, end of period - first ten years	245,504.05	296,369.16	310,147.43	320,872.96	322,155.43
Total net assets - first ten years	4,854,595	5,440,269	5,264,559	5,081,875	4,051,351
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	7.72%	8.14%	7.18%	25.94%	-29.71%
Accumulation unit value-ten plus years	$20.88	----	----	----	----
Prior year accumulation unit value-ten plus years	$19.28	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	33,267.16	----	----	----	----
Total net assets - ten plus years	694,460	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	8.26%	----	----	----	----
Investment income ratio(3)	0.55%	0.95%	0.53%	0.42%	0.32%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
DWS VARIABLE SERIES I, continued
INTERNATIONAL SUBACCOUNT
Accumulation unit value-first ten years	$19.89	$15.91	$13.80	$11.93	$9.41
Prior year accumulation unit value - first ten years	$15.91	$13.80	$11.93	$9.41	$11.62
Number of accumulation units outstanding, end of period - first ten years	314,951.93	375,981.71	397,027.23	387,131.95	362,254.08
Total net assets - first ten years	6,263,770	5,983,153	5,479,723	4,619,775	3,409,274
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	24.98%	15.30%	15.66%	26.80%	-18.98%
Accumulation unit value-ten plus years	$21.00	----	----	----	----
Prior year accumulation unit value-ten plus years	$16.72	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	49,551.91	----	----	----	----
Total net assets - ten plus years	1,040,356	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	25.60%	----	----	----	----
Investment income ratio(3)	1.82%	1.58%	1.25%	0.70%	0.86%

AIM VARIABLE INSURANCE FUNDS, INC.
CAPITAL APPRECIATION SUBACCOUNT
Accumulation unit value-first ten years	$10.55	$10.00	$9.25	$8.74	$6.80
Prior year accumulation unit value - first ten years	$10.00	$9.25	$8.74	$6.80	$9.06
Number of accumulation units outstanding, end of period - first ten years	440,226.77	379,265.91	395,040.26	401,310.58	379,284.60
Total net assets - first ten years	4,642,807	3,790,989	3,655,407	3,508,958	2,579,794
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	5.51'%	8.02%	5.83%	28.55%	-24.92%
Accumulation unit value-ten plus years	$11.13	----	----	----	----
Prior year accumulation unit value-ten plus years	$10.50	----	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
AIM VARIABLE INSURANCE FUNDS, INC., continued
CAPITAL APPRECIATION SUBACCOUNT, continued
Number of accumulation units outstanding, end of period - ten plus years	54,457.76	----	----	----	----
Total net assets - ten plus years	606,327	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	6.04%	----	----	----	----
Investment income ratio(3)	0.07%	----	----	----	----

GROWTH SUBACCOUNT
Accumulation unit value-first ten years	----	$5.00	$4.69	$4.36	$3.35
Prior year accumulation unit value - first ten years	$5.00	$4.69	$4.36	$3.35	$4.89
Number of accumulation units outstanding, end of period - first ten years	----	242,399.20	214,034.04	159,611,39	110,871.85
Total net assets - first ten years	----	1,212,018	1,003,236	696,492	371,421
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	----	6.67%	7.42%	30.26%	-31.49%
Accumulation unit value-ten plus years	----	----	----	----	----
Prior year accumulation unit value- ten plus years	$5.20	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	----	----	----	----	----
Total net assets - ten plus years	----	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	----	----	----	----	----
Investment income ratio(3)	----	----	----	----	----

BASIC BALANCED SUBACCOUNT
Accumulation unit value-first ten years	$12.36	$ 11.26	$10.78(6)
Prior year accumulation unit value - first ten years	$11.26	$10.78	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
AIM VARIABLE INSURANCE FUNDS, INC., continued
BASIC BALANCED SUBACCOUNT, continued
Number of accumulation units outstanding, end of period - first ten years	635.25	52.29	----
Total net assets - first ten years	7,852	589	----
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%
Total return first ten years(2)	9.73%	4.50%	7.79%(5)
Accumulation unit value-ten plus years	$12.50	----	----
Prior year accumulation unit value-ten plus years	$11.33	----	----
Number of accumulation units outstanding, end of period - ten plus years	----	----	----
Total net assets - ten plus years	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----
Total return - ten plus years(2)	10.28%	----	----
Investment income ratio(3)	3.29%	----	----

BASIC VALUE SUBACCOUNT
Accumulation unit value-first ten years	$13.20	$11.75	$11.19(6)
Prior year accumulation unit value - first ten years	$11.75	$11.19	----
Number of accumulation units outstanding, end of period - first ten years	4,347.10	1,790.76	----
Total net assets - first ten years	57,387	21,039	----
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%
Total return - first ten years(2)	12.36%	4.95%	11.95%(5)
Accumulation unit value-ten plus years	$13.35	----	----
Prior year accumulation unit value-ten plus years	$11.82	----	----
Number of accumulation units outstanding, end of period - ten plus years	----	----	----
Total net assets - ten plus years	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----
Total return - ten plus years(2)	12.92%	----	----
Investment income ratio(3)	6.35%	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
MFS VARIABLE INSURANCE TRUST
INVESTORS TRUST SUBACCOUNT
Accumulation unit value-first ten years	$19.80	$17.65	$16.57	$15.00	$12.37
Prior year accumulation unit value - first ten years	$17.65	$16.57	$15.00	$12.37	$15.77
Number of accumulation units outstanding, end of period - first ten years	269,367.92	326,341.44	337,730.51	363,569.42	362,543.74
Total net assets - first ten years	5,333,160	5,760,952	5,597,528	5,452,148	4,484,503
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	12.15%	6.51%	10.52%	21.23%	-21.55%
Accumulation unit value-ten plus years	$20.90	----	----	----	----
Prior year accumulation unit value-ten plus years	$18.54	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	34,088.54	----	----	----	----
Total net assets - ten plus years	712,493	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	12.71%	----	----	----	----
Investment income ratio(3)	0.48%	0.53%	0.61%	0.63%	0.54%

HIGH INCOME SUBACCOUNT
Accumulation unit value-first ten years	$16.33	$14.90	$14.70	$13.57	$11.59
Prior year accumulation unit value - first ten years	$14.90	$14.70	$13.57	$11.59	$11.38
Number of accumulation units outstanding, end of period - first ten years	175,259.91	163,910.17	144,161.37	124,838.88	106,657.69
Total net assets - first ten years	2,861,494	2,442,825	2,118,955	1,693,815	1,236,059
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	9.55%	1.39%	8.33%	17.08%	1.80%
Accumulation unit value-ten plus years	$17.24	----	----	----	----
Prior year accumulation unit value-ten plus years	$15.66	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	8,128.38	----	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
MFS VARIABLE INSURANCE TRUST, continued
HIGH INCOME SUBACCOUNT, continued
Total net assets - ten plus years	140,103	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	10.10%	----	----	----	----
Investment income ratio(3)	7.58%	6.43%	4.37%	4.01%	6.96%

EMERGING GROWTH SUBACCOUNT
Accumulation unit value-first ten years	$16.96	$15.84	$14.61	$13.03	$10.08
Prior year accumulation unit value - first ten years	$15.84	$14.61	$13.03	$10.08	$15.34
Number of accumulation units outstanding, end of period - first ten years	360,005.01	413,076.42	430,940.76	466,450.92	440,265.74
Total net assets - first ten years	6,105,864	6,542,035	6,297,598	6,080,033	4,439,867
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	7.09%	8.37%	12.11%	29.25%	-34.26%
Accumulation unit value-ten plus years	$17.80	----	----	----	----
Prior year accumulation unit value-ten plus years	$16.54	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	21,812.27	----	----	----	----
Total net assets - ten plus years	388,254	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	7.63%	----	----	----	----
Investment income ratio(3)	----	----	----	----	----

TOTALRETURN SUBACCOUNT
Accumulation unit value first ten years	$16.03	$14.43	$14.14	$12.80	$11.09
Prior year accumulation unit value - first ten years	$14.43	$14.14	$12.80	$11.09	$11.78

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
MFS VARIABLE INSURANCE TRUST, continued
TOTALRETURN SUBACCOUNT, continued
Number of accumulation units outstanding, end of period - first ten years	245,864.61	228,623.20	202,263.36	177,270.79	129,016.82
Total net assets - first ten years	3,941,118	3,299,697	2,860,577	2,269,143	1,430,420
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	11.06%	2.05%	10.49%	15.45%	-5.88%
Accumulation unit value-ten plus years	$16.53	----	----	----	----
Prior year accumulation unit value-ten plus years	$14.81	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	6,021.65	----	----	----	----
Total net assets - ten plus years	99,531	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	11.62%	----	----	----	----
Investment income ratio(3)	2.20%	1.99%	1.62%	1.59%	1.59%

NEW DISCOVERY SUBACCOUNT
Accumulation unit value - first ten years	$10.10	$8.99	$8.60	$8.14	$6.13
Prior year accumulation unit value - first ten years	$8.99	$8.60	$8.14	$6.13	$9.04
Number of accumulation units outstanding, end of period - first ten years	250,584.87	234,110.99	213,156.12	171,714.96	120,877.20
Total net assets - first ten years	2,530,715	2,103,987	1,833,885	1,397,404	741,189
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return-first ten years(2)	12.37%	4.46%	5.72%	32.72%	-32.14%
Accumulation unit value-ten plus years	$10.74	----	----	----	----
Prior year accumulation unit value-ten plus years	$9.51	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	3,356.82	----	----	----	----
Total net assets - ten plus years	36,067	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	12.93%	----	----	----	----
Investment income ratio(3)	----	----	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
INCOME & GROWTH SUBACCOUNT
Accumulation unit value - first ten years	$11.46	$9.86	$9.49	$8.47	$6.59
Prior year accumulation unit value - first ten years	$9.86	$9.49	$8.47	$6.59	$8.24
Number of accumulation units outstanding, end of period - first ten years	118,769.69	133,323.82	117,271.91	74,263.45	50,344.07
Total net assets - first ten years	1,360,829	1,314,423	1,113,317	628,661	331,948
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	16.22%	3.85%	12.15%	28.39%	-19.97%
Accumulation unit value-ten plus years	$11.98	----	----	----	----
Prior year accumulation unit value - ten plus years	$10.26	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	2,135.34	----	----	----	----
Total net assets - ten plus years	25,587	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	16.80%	----	----	----	----
Investment income ratio(3)	1.82%	1.90%	1.08%	1.13%	0.72%

VALUESUBACCOUNT
Accumulation unit value-first ten years	$20.90	$17.74	$17.02	$15.00	$11.72
Prior year accumulation unit value - first ten years	$17.74	$17.02	$15.00	$11.72	$13.51
Number of accumulation units outstanding, end of period - first ten years	254,716.81	251,607.69	238,288.79	175,201.18	117,277.14
Total net assets - first ten years	5,322,685	4,464,336	4,055,703	2,627,805	1,374,280
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	17.77%	4.25%	13.48%	28.00%	-13.27%
Accumulation unit value-ten plus years	$21.92	----	----	----	----
Prior year accumulation unit value - ten plus years	$18.52	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	7,446.50	----	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., continued
VALUESUBACCOUNT, continued
Total net assets - ten plus years	163,217	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	18.36%	----	----	----	----
Investment income ratio(3)	1.32%	0.86%	0.87%	0.91%	0.70%

INTERNATIONAL SUBACCOUNT
Accumulation unit value-first ten years	$15.77	$12.71	$11.31(6)
Prior year accumulation unit value - first ten years	$12.71	$11.31	----
Number of accumulation units outstanding, end of period - first ten years	10,914.16	5,707.30	101.75
Total net assets - first ten years	172,157	72,544	1,151
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%
Total return - first ten years(2)	24.10%	12.41%	13.08%(5)
Accumulation unit value - ten plus years	$15.95	----	----
Prior year accumulation unit value - ten plus years	$12.79	----	----
Number of accumulation units outstanding, end of period - ten plus years	----	----	----
Total net assets ten plus years	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----
Total return - ten plus years(2)	24.72%	----	----
Investment income ratio(3)	1.02%	----	----

OPPENHEIMER VARIABLE ACCOUNT FUNDS
MAIN STREET SUBACCOUNT
Accumulation unit value - first ten years	$10.72	$9.39	$8.93	$8.22	$6.54
Prior year accumulation unit value - first ten years	$9.39	$8.93	$8.22	$6.54	$8.11
Number of accumulation units outstanding, end of period - first ten years	323,081.66	313,133.74	316,630.42	257,063.98	179,392.17
Total net assets - first ten years	3,464,757	2,941,283	2,827,547	2,113,065	1,172,442

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
OPPENHEIMER VARIABLE ACCOUNT FUNDS, continued
MAIN STREET SUBACCOUNT, continued
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	14.17%	5.18%	8.64%	25.77%	-19.40%
Accumulation unit value - ten plus years	$11.19	----	----	----	----
Prior year accumulation unit value - ten plus years	$9.75	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	2,335.70	----	----	----	----
Total net assets - ten plus years	26,142	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	14.74%	----	----	----	----
Investment income ratio(3)	1.02%	1.33%	0.74%	0.85%	0.63%

GLOBALSECURITIES SUBACCOUNT
Accumulation unit value - first ten years	$14.49	$12.41	$10.94	$9.25	$6.51
Prior year accumulation unit value - first ten years	$12.41	$10.94	$9.25	$6.51	$8.43
Number of accumulation units outstanding, end of period - first ten years	320,132.66	269,990.06	182,931.13	140,029.16	98,765.84
Total net assets - first ten years	4,639,806	3,349,729	2,000,466	1,294,745	643,323
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	16.82%	13.45%	18.27%	41.95%	-22.72%
Accumulation unit value-ten plus years	$15.15	----	----	----	----
Prior year accumulation unit value- ten plus years	$12.90	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	2,135.20	----	----	----	----
Total net assets - ten plus years	32,343	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	17.40%	----	----	----	----
Investment income ratio(3)	5.89%	0.82%	1.11%	0.59%	0.46%

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
OPPENHEIMER VARIABLE ACCOUNT FUNDS, continued
CAPITAL APPRECIATION SUBACCOUNT
Accumulation unit value-first ten years	$12.16	$11.34	$10.88(6)
Prior year accumulation unit value - first ten years	$11.34	$10.88	----
Number of accumulation units outstanding, end of period - first ten years	9,081.80	3,391.33	----
Total net assets - first ten years	110,392	38,473	----
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%
Total return - first ten years(2)	7.15%	4.31%	8.75%(5)
Accumulation unit value - ten plus years	$12.29	----	----
Prior year accumulation unit value - ten plus years	$11.41	----	----
Number of accumulation units outstanding, end of period - ten plus years	----	----	----
Total net assets - ten plus years	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----
Total return - ten plus years(2)	7.68%	----	----
Investment income ratio(3)	0.23%	----	----

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
FOREIGN SECURITIES SUBACCOUNT
Accumulation unit value-first ten years	$19.26	$15.97	$14.61	$12.42	$9.46
Prior year accumulation unit value - first ten years	$15.97	$14.61	$12.42	$9.46	$11.71
Number of accumulation units outstanding, end of period - first ten years	330,182.13	301,155.02	238,285.29	203,734.89	157,900.30
Total net assets - first ten years	6,357.878	4,810,678	3,481,064	2,530,008	1,494,241
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	20.54%	9.35%	17.64%	31.23%	-19.17%
Accumulation unit value-ten plus years	$20.21	----	----	----	----
Prior year accumulation unit value - ten plus years	$16.68	----	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, continued
FOREIGN SECURITIES SUBACCOUNT, continued
Number of accumulation units outstanding, end of period - ten plus years	7,412.07	----	----	----	----
Total net assets - ten plus years	149,785	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	21.14%	----	----	----	----
Investment income ratio(3)	1.21%	1.17%	1.03%	1.56%	1.63%

GROWTH SECURITIES SUBACCOUNT
Accumulation unit value-first ten years	$14.54	$12.03	$11.13(6)
Prior year accumulation unit value - first ten years	$12.03	$11.13	----
Number of accumulation units outstanding, end of period - first ten years	3,923.23	2,269.99	----
Total net assets- first ten years	57,041	27,298	----
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%
Total return - first ten years(2)	20.90%	8.05%	11.30%(5)
Accumulation unit value-ten plus years	$14.70	----	----
Prior year accumulation unit value-ten plus years	$12.10	----	----
Number of accumulation units outstanding, end of period - ten plus years	----	----	----
Total net assets - ten plus years	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----
Total return - ten plus years(2)	21.51%	----	----
Investment income ratio(3)	4.54%	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
GUARDIAN SUBACCOUNT
Accumulation unit value-first ten years	$12.51	$11.11	$10.33	$8.99	$6.87
Prior year accumulation unit value - first ten years	$11.11	$10.33	$8.99	$6.87	$9.41
Number of accumulation units outstanding, end of period- first ten years	210,795.50	216,221.34	206.121.36	161,629.07	90,232.17
Total net assets - first ten years	2,636,268	2,402,929	2,129,262	1,452,538	620,065
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	12.53%	7.58%	14.95%	30.78%	-27.00%
Accumulation unit value-ten plus years	$13.00	----	----	----	----
Prior year accumulation unit value-ten plus years	$11.50	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	2,920.84	----	----	----	----
Total net assets - ten plus years	37,973	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	13.10%	----	----	----	----
Investment income ratio(3)	0.68%	0.16%	0.13%	1.01%	0.61%

ALGER AMERICAN FUND
LEVERAGED ALLCAP SUBACCOUNT
Accumulation unit value-first ten years	$11.75	$9.92	$8.74	$8.14	$6.08
Prior year accumulation unit value - first ten years	$9.92	$8.74	$8.14	$6.08	$9.28
Number of accumulation units outstanding, end of period - first ten years	39,420.72	33,981.20	32,808.05	25,014.88	8,872.20
Total net assets - first ten years	463.085	337,212	286,617	203,520	53,982
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	18.38%	13.59%	7.38%	33.72%	-34.40%
Accumulation unit value-ten plus years	$12.09	----	----	----	----
Prior year accumulation unit value - ten plus years	$10.16	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	223.00	----	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
ALGER AMERICAN FUND, continued
LEVERAGED ALLCAP SUBACCOUNT, continued
Total net assets - ten plus years	2,695	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	18.97%	----	----	----	----
Investment income ratio(3)	----	----	----	----	----

MID CAP GROWTH SUBACCOUNT
Accumulation unit value-first ten years	$13.32	$12.19	$11.18	$9.96	$6.79
Prior year accumulation unit value - first ten years	$12.19	$11.18	$9.96	$6.79	$9.71
Number of accumulation units outstanding, end of period - first ten years	126,578.78	107,068.59	97,398.52	65,371.54	19,064.29
Total net assets - first ten years	1,686,207	1,304,672	1,088,805	651,337	129,492
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	9.32%	9.00%	12.20%	46.69%	-30.07%
Accumulation unit value-ten plus years	$13.70	----	----	----	----
Prior yearaccumulation unit value-ten plusyears	$12.47	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	1,088.10	----	----	----	----
Total net assets - ten plus years	14,912	----	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	9.87%	----	----	----	----
Investment income ratio(3)	3.67%	----	----	----	----

SELIGMAN PORTFOLIOS, INC.
COMM. & INFORMATION SUBACCOUNT
Accumulation unit value-first ten years	$11.73	$9.69	$9.08	$8.25	$5.77
Prior year accumulation unit value - first ten years	$9.69	$9.08	$8.25	$5.77	$9.12
Number of accumulation units outstanding, end of period - first ten years	28,689.74	28,389.51	26,832.61	19,155.42	6,846.36

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
SELIGMAN PORTFOLIOS, INC., continued
COMM. & INFORMATION SUBACCOUNT, continued
Total net assets - first ten years	336,623	275,050	243,596	158,048	39,508
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	21.11%	6.72%	10.03%	42.98%	-36.71%
Accumulation unit value - ten plus years	$12.07	----	----	----	----
Prior year accumulation unit value - ten plus years	$9.92	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	2,809.50	----	----	----	----
Total net assets - ten plus years	33,913	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	21.71%	----	----	----	----
Investment income ratio(3)	----	----	----	----	----

SMALLER-CAP VALUE SUBACCOUNT
Accumulation unit value - first ten years	$20.44	$17.02	$17.89	$15.07	$10.15
Prior year accumulation unit value - first ten years	$17.02	$17.89	$15.07	$10.15	$12.11
Number of accumulation units outstanding, end of period - first ten years	251,401.55	227,662.25	168,770.05	112,338.95	57,862.49
Total net assets - first ten years	5,139,380	3,875,528	3,019,273	1,692,985	587,383
Expense ratio-first ten years(1)	0.75%	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	20.09%	-4.84%	18.71%	48.46%	-16.15%
Accumulation unit value - ten plus years	$21.03	----	----	----	----
Prior year accumulation unit value - ten plus years	$17.43	----	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	7,731.19	----	----	----	----
Total net assets- ten plus years	162,591	----	----	----	----
Expense ratio - ten plus years(1)	0.25%	----	----	----	----
Total return - ten plus years(2)	20.69%	----	----	----	----
Investment income ratio(3)	----	11.09%	0.20%	0.87%	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
UNIVERSAL INSTITUTIONAL FUNDS, INC
CORE PLUS FIXED INCOME SUBACCOUNT
Accumulation unit value - first ten years	$11.24	$10.92	$10.56	$10.19(4)
Prior year accumulation unit value - first ten years	$10.92	$10.56	$10.19	----
Number of accumulation units outstanding, end of period - first ten years	37,704.99	22,256.97	7,015.25	2,488.62
Total net assets - first ten years	423,906	243,034	74,059	25,362
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	2.96%	3.44%	3.59%	1.91%(5)
Accumulation unit value-ten plus years	$11.45	----	----	----
Prior year accumulation unit value-ten plus years	$11.07	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	787.20	----	----	----
Total net assets - ten plus years	9,014	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----
Total return - ten plus years(2)	3.47%	----	----	----
Investment income ratio(3)	4.94%	3.54%	4.14%	0.01%

U.S. REAL ESTATE SUBACCOUNT
Accumulation unit value - first ten years	$27.86	$20.33	$17.50	$12.93(4)
Prior year accumulation unit value - first ten years	$20.33	$17.50	$12.93	----
Number of accumulation units outstanding, end of period - first ten years	61,474.22	43,094.43	30,308.31	6,779.84
Total net asset - first ten years	1,712,766	876,280	530,471	87,657
Expense ratio - first ten years(1)	0.75%	0.75%	0.75%	0.75%
Total return - first ten years(2)	37.02%	16.18%	35.37%	29.29%(5)
Accumulation unit value-ten plus years	$28.38	----	----	----
Prior year accumulation unit value - ten plus years	$20.61	----	----	----
Number of accumulation units outstanding, end of period - ten plus years	1,837.26	----	----	----

NOTE 7 - SELECTED PER UNIT DATA, continued

	2006	2005	2004	2003	2002
UNIVERSAL INSTITUTIONAL FUNDS, INC, continued
U.S. REAL ESTATE SUBACCOUNT, continued
Total net assets - ten plus years	52,135	----	----	----
Expense ratio-ten plus years(1)	0.25%	----	----	----
Total return - ten plus years(2)	37.70%	----	----	----
Investment income ratio(3)	7.62%	3.14%	3.49%	----

(1)     These amounts represent the annualized contract expenses of the separate account consisting primarily of mortality and expense charges for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.  For this separate account, charges made through the redemption of units range up to $7 per policy monthly, depending on the product selected.  On all life insurance policies, cost of insurance is charged to each policyowner monthly.  The cost of insurance is determined based on several variables, including policyowners death benefit amount and account value.

(2)     These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund which includes expenses assessed through the reduction of unit values.  The ratio does not include any expenses assessed through the redemption of units.  Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

(3)     These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets.  These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values.  The recognition of investment income by the subaccount is affected by the timing of the declaration of the dividends by the underlying fund in which the subaccounts invest.

(4)     Commencement of operations was May 1, 2003, with a beginning accumulation unit value of $10.00.

(5)     Returns presented are since inception.

(6)     Commencement of operations was October 18, 2004, with a beginning accumulation unit value of $10.00.


Statutory-Basis Financial Statements

The Union Central Life Insurance Company

As of and for the Years ended December 31, 2006 and 2005
and Independent Auditors' Report

THE UNION CENTRAL LIFE INSURANCE COMPANY

STATUTORY-BASIS FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

Independent Auditors' Report

To the Board of Directors of
The Union Central Life Insurance Company
Cincinnati, Ohio

We have audited the accompanying balance sheet - statutory-basis of The Union Central Life Insurance Company (the Company), a wholly owned subsidiary of Ameritas Holding Company, as of December 31, 2006, and the related statements of income and changes in capital and surplus - statutory-basis and cash flows - statutory-basis for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company has prepared these financial statements using accounting practices prescribed or permitted by the Ohio Insurance Department, and such practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the differences between the statutory basis of accounting and accounting principles generally accepted in the United States of America are described in Note 16.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the 2006 statutory-basis financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of The Union Central Life Insurance Company as of December 31, 2006, or the results of its operations or its cash flows for the year then ended.

However, in our opinion, the 2006 statutory-basis financial statements referred to above present fairly, in all material respects, the balance sheet -- statutory-basis of The Union Central Life Insurance Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note 1.

/s/Deloitte & Touche LLP
Lincoln, Nebraska
March 28, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
The Union Central Life Insurance Company

We have audited the accompanying statutory-basis balance sheet of The Union Central Life Insurance Company (the Company) as of December 31, 2005, and the related statutory-basis statements of income and changes in surplus and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are described in Notes 1 and 16.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of The Union Central Life Insurance Company at December 31, 2005, or the results of operations or its cash flow for the year then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Union Central Life Insurance Company at December 31, 2005, and the results of its operations and its cash flow for the year then ended in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department.

/s/ Ernst & Young LLP
Cincinnati, Ohio
February 3, 2006

The Union Central Life Insurance Company

Balance Sheets - Statutory-Basis

	December 31,
	2006	2005
	(000's Omitted)
ADMITTED ASSETS

Cash and Investments:
Bonds	$ 3,481,925	$ 3,501,786
Common stocks in subsidiaries	259	3,508
Preferred and other common stocks	170,141	38,769
Mortgage loans	501,750	507,502
Real estate
Properties occupied by the Company	16,042	17,918
Properties held for the production of income	276	335
Properties held for sale	7,582	9,746
Policy loans	148,759	142,257
Cash and short-term investments	17,399	187
Receivable for securities	7,851	14,854
Other invested assets	39,375	30,369
Total Cash and Investments	4,391,359	4,267,231

Deferred and uncollected premiums	27,511	19,565
Investment income due and accrued	47,932	46,662
Net deferred income tax asset	25,938	30,205
Federal income tax recoverable and interest thereon	12,959	5,849
Other admitted assets	74,375	64,133
Separate account assets	2,513,624	2,251,460
Total Admitted Assets	$ 7,093,698	$ 6,685,105
	==========	==========
LIABILITIES AND CAPITAL AND SURPLUS

Policy and Contract Liabilities:
Reserves for life, accident and health policies	$ 3,963,279	$ 3,821,395
Deposit funds	123,836	110,464
Policy claims	13,533	7,767
Interest maintenance reserve	22,158	33,361
Dividends payable to policyholders	11,591	10,755
Total Policy and Contract Liabilities	4,134,397	3,983,742

Accrued commissions, expenses and taxes	63,668	62,145
Asset valuation reserve	36,242	27,106
Payable for securities	345	1,921
Other liabilities	18,339	21,792
Separate account liabilities	2,513,624	2,251,460
Total Liabilities	6,766,615	6,348,166

Capital and Surplus:
Common stock, par value $1.00 per share, 10,000,000 shares
authorized, 2,500,000 shares issued and outstanding	2,500	--
Additional paid in capital	5,000	--
Surplus notes	49,827	49,819
Unassigned surplus	269,756	287,120
Total Capital and Surplus	327,083	336,939
Liabilities, Capital and Surplus	$ 7,093,698	$ 6,685,105
	==========	==========

The accompanying notes are an integral part of the statutory-basis financial statements.

The Union Central Life Insurance Company

Statements of Income and Changes in Capital and Surplus - Statutory-Basis

	Year Ended December 31,
	2006	2005
	(000's Omitted)
Premiums and Other Revenue:
Premium income and deposits	$ 914,568	$ 889,171
Net investment income	261,511	256,853
Other income	62,710	66,790
Total Premiums and Other Revenue	1,238,789	1,212,814

Benefits Paid or Provided:
Benefits and dividends	891,634	814,227
Provision for future benefits	139,771	154,854
Total Benefits Paid or Provided	1,031,405	969,081

Insurance Expenses:
Operating expenses and commissions	207,100	215,163
Premium and other insurance taxes	13,101	12,032
Total Insurance Expenses	220,201	227,195

Gain (Loss) from Operations before Federal Income
Tax Expense (Benefit) and Net Realized Capital Gains	(12,817)	16,538

Federal income tax expense (benefit)	(3,337)	4,199

Gain (Loss) from Operations before
Net Realized Capital Gains	(9,480)	12,339

Net realized capital gains	405	5,992

Net Income (Loss)	(9,075)	18,331

Common Stock:
Transfers from surplus - stock dividend	7,500	--
Transfers to additional paid in capital - par value adjustment	(5,000)	--
Additional paid in capital:
Transfers from common stock - par value adjustment	5,000	--
Surplus note amortization	9	9
Unassigned Surplus changes:
Transfers to common stock - stock dividend	(7,500)	--
Change in unrealized capital gains (losses)	14,325	(1,705)
Change in asset valuation reserve	(9,136)	(7,972)
Change in minimum pension liability	38,905	(10,070)
Change in valuation basis	(3,369)	--
Prior year reserve errors	1,257	--
Bank Owned Life reinsurance agreement	--	(7,815)
Group life and health reinsurance agreements	(672)	(1,975)
Change in net deferred income taxes	1,122	2,074
Change in non-admitted assets	(43,222)	8,332

Decrease in Capital and Surplus	(9,856)	(791)

Capital and Surplus at the Beginning of the Year	336,939	337,730

Capital and Surplus at the End of the Year	$ 327,083	$ 336,939
	==========	==========

The accompanying notes are an integral part of the statutory-basis financial statements.

The Union Central Life Insurance Company

Statements of Cash Flows - Statutory-Basis

	Year Ended December 31,
	2006	2005
	(000's Omitted)
OPERATING ACTIVITIES
Premium received net of reinsurance	$ 917,324	$ 882,460
Net investment income received	262,244	259,850
Other income received	62,287	66,898
Benefit and loss related payments	(857,812)	(745,765)
Dividends to policyholders paid	(11,216)	(10,915)
Commissions and expenses paid	(227,022)	(200,474)
Transfers to separate accounts	(31,775)	(66,172)
Federal income taxes received (paid)	2,930	(1,235)
Other items, net	13,319	(38,728)

Net Cash Provided by Operating Activities	130,279	145,919

INVESTING ACTIVITIES
Sales, maturities, or repayments of investments	541,171	1,523,422
Purchases of investments	(659,177)	(1,659,861)

Net Cash Used in Investing Activities	(118,006)	(136,439)

FINANCING ACTIVITIES
Repayments under reverse repurchase agreements	(10,650)	(13,905)
Net deposits (withdrawals) on deposit-type contracts	9,704	(5,244)
Other miscellaneous, net	5,885	--

Net Cash Provided by (Used in) Financing Activities	4,939	(19,149)

Net Increase (Decrease) in Cash and Short-Term Investments	17,212	(9,669)

Cash and Short-Term Investments at Beginning of the Year	187	9,856

Cash and Short-Term Investments at End of the Year	$ 17,399	$ 187
	==========	==========

The accompanying notes are an integral part of the statutory-basis financial statements.

The Union Central Life Insurance Company

Notes to Financial Statements - Statutory-Basis

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Union Central Life Insurance Company (the Company or Union Central) is a stock life insurance company domiciled in the State of Ohio.

On January 1, 2006, the Company was converted from an Ohio mutual life insurance company to an Ohio stock life insurance company, wholly-owned by a newly formed Ohio mutual insurance holding company known as the Union Central Mutual Holding Company ("UCMHC").  UCMHC was immediately merged with the Ameritas Acacia Mutual Holding Company, which concurrently changed its name to the UNIFI mutual holding company.  The capital stock of Union Central was contributed to UNIFI's wholly-owned subsidiary, Ameritas Holding Company ("AHC"), which resulted in Union Central becoming an indirect subsidiary of UNIFI and direct subsidiary of AHC.  UNIFI is a mutual insurance holding company.  Owners of designated policies issued by the Company have a membership interest in UNIFI, while contractual rights remain with the Company.

Union Central issued 100 shares of its common stock, par value of $0.1 per share to AHC on January 1, 2006.  In order to satisfy statutory recapitalization requirements, the Company amended and restated its Articles of Incorporation (Articles) to reclassify its common stock, par value $0.1 per share to common stock, par value $3.00012 per share and increased the authorized amount of common stock from 1,000 shares to 10,000,000 shares effective September 30, 2006.  The Company also declared and paid a dividend of 2,499,900 shares of stock to AHC and immediately amended the Articles to reduce the par value of the new stock from $3.00012 per share to $1.00 per share on September 30, 2006.  As a result of these transactions, Union Central reported common stock of $2,500,000 and additional paid in capital of $5,000,000 at September 30, 2006.

On July 1, 2005, Union Central established a closed block of policies (Closed Block) under an arrangement approved by the Ohio Insurance Department, to protect the dividend paying rights of certain policyholders.   The Closed Block became effective on January 1, 2006 (Effective Date).  The policies included in the Closed Block are traditional dividend paying ordinary life policies, including whole life plans, limited pay plans, endowments, and some term policies, as well as policies which were eligible to be reinstated to dividend paying policies.  Riders and dividend options on policies in the Closed Block are also included.  The Closed Block is designed to provide reasonable assurance to owners of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect at the Effective Date, if the experience underlying such scales continues.  The assets, including income thereon, will accrue solely to the benefit of the owners of the policies included in the block until the block is no longer in effect.

In addition to the Company, AHC is also a 100% owner of Ameritas Life Insurance Corp. (ALIC), an insurance company domiciled in the state of Nebraska, and 100% owner of Acacia Life Insurance Company (Acacia), a life insurance company domiciled in the District of Columbia.  Principal subsidiaries of ALIC include the Ameritas Variable Life Insurance Company, a life insurance company, Ameritas Investment Advisors Inc., an advisor providing investment management services, First Ameritas Life Insurance Corp. of New York, a life insurance company, Pathmark Administrators, Inc., a third party administrator, and Ameritas Investment Corp. (AIC), a broker dealer.  Acacia is a 100% owner of Acacia Financial Corporation (AFCO), which is a holding company comprised of several financial service companies.  Principal subsidiaries of AFCO include the Acacia Federal Savings Bank, Acacia Realty Corporation, owner of real estate property, and the Calvert Group, Ltd., a provider of investment advisory, management and administrative services to the Calvert Group of mutual funds.

At December 31, 2006, the Company owned the following subsidiaries and affiliates, wholly or in part: 1) Summit Investment Partners, Inc., wholly-owned, a registered investment adviser that provides investment advisory services primarily to the Summit family of mutual funds; 2) PRBA, Inc., wholly-owned, the holding company of a pension administration company; 3) Summit Investment Partners, LLC, wholly-owned, a registered investment adviser that primarily provides investment advisory services to the Company; 4) Union Central Mortgage Funding, Inc., wholly-owned, a mortgage banking business and 5) Paycor, Inc., 17.71% owned, a payroll company.  The Company also owns mutual funds offered within Summit Mutual Funds, Inc., an affiliated registered investment company.  The financial statements reflect the results of the Company's operations and the appropriate equity in its subsidiaries at December 31, 2006 and 2005.  (See Note 6 for further information about the investments and operations of the subsidiaries.)  The Company has no investments in joint ventures, partnerships or limited liability companies that exceed 10% of its admitted assets.

Effective June 30, 2006, Carillon Investments, Inc. (CII) was sold to AMAL Corporation.  The Company received cash consideration of $625,000 related to the transaction, which represented the GAAP equity of CII, which approximates fair value, as of December 31, 2005.  AMAL subsequently contributed the capital stock of CII to AIC and CII was liquidated into AIC on June 30, 2006.

The Company recognized a realized capital gain of $91,000 and reversed previously recognized unrealized gains on CII of $105,000 as a result of this transaction.

Effective December 31, 2006, Carillon Marketing Agency was dissolved.  A loss of $5,000 was recognized in "Net realized capital gains" in the Statements of Income and Changes in Capital and Surplus.

The Company provides a wide spectrum of financial products and related services for the benefit of individual, group and pension policyholders.  Such products and services include insurance to provide for financial needs resulting from loss of life or income and the management of funds accumulated for pre-retirement and retirement needs.

The Company is licensed to do business in all 50 states of the U.S. and the District of Columbia.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period.  Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.  Material estimates susceptible to significant change include reserves and income taxes.

The accompanying financial statements of the Company have been prepared in accordance with accounting practices prescribed or permitted by the Ohio Insurance Department.  The Ohio Insurance Department recognizes only statutory accounting practices (SAP) prescribed or permitted by the State of Ohio for determining and reporting the financial condition and results of operations of an insurance company.  The National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual has been adopted as a component of prescribed or permitted practices by the State of Ohio and comprise a comprehensive basis of accounting other than accounting practices generally accepted in the United States (GAAP).

Current SAP practices vary from GAAP.  The more significant variances between SAP and GAAP are as follows:

Investments:

Under SAP, investments in bonds are reported at amortized cost or fair value based on their NAIC rating.  Changes in the value of bonds up to amortized cost that are assigned a rating of "6" by the NAIC are reported directly in surplus.  Under GAAP, bonds would be designated at purchase as available-for-sale; under this designation, bonds would be carried at fair value with net unrealized holding gains and losses reported in other comprehensive income.

Under SAP, all single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method.  If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows.  Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows.  If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value.  If high credit quality securities are adjusted, the retrospective method is used.

Under SAP, investments in common stocks of subsidiaries are valued based on the appropriate equity in the net underlying assets of each affiliate and majority-owned subsidiaries are not consolidated. Investments in other common stocks are carried at fair value based on their NAIC valuation. Changes in the value of common stocks are reported directly in surplus.  Under GAAP, majority-owned subsidiaries' balance sheet accounts and results of operations would be consolidated with the Company's financial statements (the line item "Common stock in subsidiaries" would be eliminated).  Investments in other common stocks would be reported at fair value and net unrealized gains and losses would be reported in other comprehensive income.

Investments in preferred stocks are carried at cost if the NAIC designation is RP3 and P3 or above.  Preferred stocks with NAIC designations of RP4 and P4 or below are carried at the lower of cost or fair value.  Under GAAP, preferred stocks are carried at amortized cost or fair value depending upon the characteristics of the security.

Under SAP, real estate owned and occupied by the Company is included in invested assets, and net investment income and operating expenses include self-charged rent for the Company's occupancy of this property.  Under GAAP, this property would be classified as an operating asset, and there would be no self-charged rent or expenses.  Under SAP, real estate held for sale is reported net of accumulated depreciation.  Under GAAP, these properties would not be depreciated.

Under SAP, valuation allowances are established through the asset valuation reserve for mortgage loans based on the difference between the recorded investment in the mortgage loan and the estimated fair value, less costs to obtain and sell, of the underlying real estate.  Under GAAP, valuation allowances would be established through a charge to realized loss based on the difference between the recorded investment in the mortgage loan and the present value of the expected future cash flows discounted at the loans effective interest rate or the estimated fair value, less costs to obtain and sell, of the underlying real estate if foreclosure is probable.

Under SAP, using a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates.  Those deferrals are amortized over the remaining period to maturity based on groupings (in five-year bands) of individual securities sold. The net deferral is reported in the "Interest maintenance reserve" in the accompanying Balance Sheets.  Realized capital gains and losses are reported in income net of federal income tax and transfers to the interest maintenance reserve.  Under SAP, an "Asset valuation reserve" is determined by a NAIC prescribed formula and is reported as a liability rather than as equity under GAAP.  Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period the asset giving rise to the gain or loss is sold.

Under SAP, derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability, and embedded derivatives are not accounted for separately from the host contract.  Also, the change in fair value of open derivative instruments that do not meet the criteria of an effective hedge is recorded as an unrealized gain or loss in surplus.  Under GAAP, all derivatives are reported on the balance sheets at fair value and the effective and ineffective portions of a single hedge are accounted for separately.  Changes in fair value of derivatives, to the extent they are effective at offsetting hedged risk are recorded through either income or equity, depending on the nature of the hedge.  The ineffective portion of all changes in fair value is recorded in income.  An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risks of the host contract is accounted for separately from the host contract and reported at fair value.

Policy Acquisition Costs:

Under SAP, the costs of acquiring and renewing business are expensed when incurred.  As such, during periods of high sales, statutory earnings will be depressed due to the lack of expense deferrals.  Under GAAP, acquisition costs related to traditional term life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.  For traditional whole life insurance, universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs would be amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

Unearned Revenue:

Under SAP, amounts assessed policyholders that represent revenue for services to be provided in future periods are reported as revenue when received.  Under GAAP, such charges would be reported as a liability and amortized into revenue using the same assumptions and factors as are used to amortize deferred policy acquisition costs.

Non-admitted Assets:

Under SAP, certain assets designated as "non-admitted", principally a prepaid pension asset, agents' debit balances, deferred income tax assets, furniture and equipment, capitalized software costs, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus.  Under GAAP, these assets would be included in the Balance Sheets.

Universal Life and Annuity Policies:

Under SAP, revenues for universal life and annuity policies consist of the entire premium received and benefits represent the death benefits paid and the change in policy reserves.  Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

Benefit Reserves:

Under SAP, certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Policyholder Dividends:

Under SAP, policyholder dividends are recognized when declared.  Under GAAP, policyholder dividends would be for dividends that have accrued as of the financial statement date.

Reinsurance:

Under SAP, a liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers unauthorized by license to assume such business.  Changes to those amounts are credited or charged directly to unassigned surplus.  Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Under SAP, policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves.  Under GAAP, reinsurance recoverables would be recorded as an asset.

Under SAP, commission allowances by reinsurers on business ceded are reported as income when received.  Under GAAP, these expenses would be deferred and amortized with deferred policy acquisition costs.

Employee Benefits:

Under SAP, a liability for pension and other postretirement benefits is established only for vested participants and current retirees.  Under SAP, the change in the minimum pension liability, less the change in any intangible asset, is recorded as an adjustment to unassigned surplus.  Intangible assets are non-admitted.  Under GAAP, the liability would include unvested active participants, and the minimum pension liability, less the change in any intangible asset, is recorded as an adjustment to other comprehensive income.

Federal Income Taxes:

Under SAP, deferred federal income taxes are recognized for differences between the financial statement amounts and tax bases of assets and liabilities.  Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred tax liabilities.  The remaining deferred income tax assets are non-admitted.  Deferred taxes do not include amounts for state taxes.  Under GAAP, state taxes would be included in the computation of deferred taxes, a deferred income tax asset would be recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance would be established for deferred income tax assets not realizable.

Surplus Notes:

Surplus notes are reported as surplus under SAP, and would be a liability under GAAP.  Under SAP, interest cannot be accrued until written approval has been received from the Ohio Insurance Department.  Under GAAP, interest would be accrued when incurred.

Comprehensive Income:

Comprehensive income and its components are not presented in the statutory – basis  financial statements.

Statements of Cash Flow:

Under SAP, cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less.  Under GAAP, the corresponding caption of cash would include cash and cash equivalent balances with initial maturities of three months or less.

Significant statutory accounting practices are as follows:

Investments

Investments are stated at amounts prescribed by the NAIC which are as follows:  bonds not backed by other loans are stated at amortized cost, except for those with a NAIC designation of 6, which are stated at the lower of amortized cost or fair value, and loan-backed bonds, collateralized mortgage obligations (CMO's) and other structured securities are stated at amortized cost using the interest method including anticipated prepayments at the date of purchase.  Significant changes in estimated cash flows from the original purchase assumptions are reviewed monthly.  Prepayment assumptions for loan-backed bonds and structured securities are obtained from broker dealer survey values or internal estimates based on characteristics of similar products, consistent with the current interest rate and economic environment.  The retrospective adjustment method is used to value all loan-backed and structured securities.

Preferred stocks, including preferred stocks of affiliates, are stated at lower of cost, or fair value based on the NAIC designation.

Common stocks are reported at fair value.  Investments in stocks of noninsurance subsidiaries and affiliates in which the Company has an interest of 10% or more are reported equal to the Company's proportionate share of the audited GAAP-basis equity after the date of acquisition for noninsurance subsidiaries and affiliates.

Mortgage loans are stated at the unpaid principal balance less unamortized discounts or plus unamortized premiums.  Policy loans are stated at the aggregate unpaid principal balance.

Realized investment gains and losses on sales are determined using the specific identification method.  When it is determined that a decline in the value of an investment is other than temporary, the cost basis of the investment is written down to fair value, and the write-down is recorded as a realized loss.  For unaffiliated common stocks and other investments carried at fair value, unrealized gains and losses resulting from differences between the cost and carrying amount of these investments are credited or charged directly to unassigned surplus.

Real Estate

Real estate occupied by the Company and held for the production of income is reported at depreciated cost.  Real estate available for sale is reported at the lower of depreciated cost or fair value.  Depreciation expense is determined by the straight-line method.

Real estate owned and occupied by the Company is included in investments, and investment income and operating expenses include rent for the Company's occupancy of its owned properties.

Cash and Short-Term Investments

Cash and short-term investments presented in the Balance Sheets consist of cash-in-bank, cash-in-transit and commercial paper that has a maturity date of one year or less from the date acquired.

Receivable for Securities

The receivable for securities presented in the Balance Sheets represents amounts due from brokers resulting from securities that were sold at the end of the year, but the proceeds have not been received at the balance sheet date.

Limited Partnerships

The carrying amount of limited partnerships reflects the underlying GAAP equity of the limited partnerships.  Income from the limited partnerships is recognized when distributed.  Unrealized gains and losses resulting from differences between the cost and carrying amount of the limited partnerships are credited or charged directly to unassigned surplus.  The Company's investment in limited partnerships is recorded in "Other invested assets" in the Balance Sheets.

Derivative Financial Instruments

The Company purchases and sells call options to hedge insurance contracts whose credited interest is linked to returns in Standard & Poor's 500 Stock Index (Index) based on a formula which applies participation rates to the returns in the Index.  Call options are contracts, which give the option purchaser the right, but not the obligation, to buy securities at a specified price during a specified period.  The Company holds call options which expire monthly until December 3, 2007.  The Company paid and received initial fees (the option premium) to enter the option contracts.  The purchased Index call options give the Company the right to receive cash at settlement if the closing Index value is above the strike price, while the sold index call options require the Company to pay cash at settlement if the closing Index value is above the strike price.  The Company sells call options to effectively offset the proceeds the Company would receive on its purchased call options that represent a return above the amount that would be credited to insurance contracts electing a capped return in the Index.

The Company is exposed to credit-related losses in the event of nonperformance by counter-parties to the call options.  To minimize this risk, the Company only enters into private options contracts with counterparties having Standard & Poor's credit ratings of AA- or above or listed contracts guaranteed by the Chicago Board Options Exchange.  The credit exposure is limited to the value of the call options of $12,005,000 at December 31, 2006.

The call options are carried at their fair value, and are reflected in "Other invested assets" in the Balance Sheets.  The liabilities for the hedged insurance contracts are adjusted based on the fair value of the related embedded derivatives, and are reflected in "Deposit funds" in the Balance Sheets.  Changes in the fair value of expired call options are reflected in "Net investment income" in the Statements of Income and Changes in Capital and Surplus, and totaled $2,337,000 and ($871,000) for the years ended December 31, 2006 and 2005, respectively.  Changes in the fair value of open call options are reflected in "Change in unrealized capital gains (losses)" in the Statements of Income and Changes in Capital and Surplus, and totaled $3,754,000 and $0 for the years ended December 31, 2006 and 2005, respectively.  Adjustments to the liabilities for hedged insurance contracts based on changes in the fair value of the call options are reflected in "Provision for future benefits" in the Statements of Income and Changes in Capital and Surplus.  The notional amount of the call options at December 31, 2006 and 2005 was $72,400,000 and $63,400,000, respectively.

There were no swap agreements outstanding during 2006 or as of December 31, 2006.

Non-admitted Assets

In accordance with statutory requirements, certain assets, designated as non-admitted assets, are excluded from the Balance Sheets and are charged directly to surplus.  Non-admitted assets consist primarily of a prepaid pension asset, advances to agents, furniture and equipment, deferred income tax assets, application software, accrued investment income on mortgage loans in default that is over 180 days past due, other investment income that is over 90 days past due and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual.

Furniture and Equipment

The admitted value of the Company's electronic data processing equipment and operating software is limited to three percent of capital and surplus.  The admitted portion at cost, net of accumulated depreciation of $8,996,000 and $8,696,000, was $1,217,000 and $1,241,000, at December 31, 2006 and 2005, respectively.  Electronic data processing equipment and operating software is depreciated using the straight line method over the lesser of its estimated useful life or three years.  Non-operating software is depreciated using the straight line method over the lesser of its estimated useful life or five years.  Other furniture and equipment is depreciated using the straight line method over the estimated useful life.  Depreciation expense recorded in "Operating expenses and commissions" in the Statements of Income and Changes in Capital and Surplus in 2006 and 2005 was $7,572,000 and $6,582,000, respectively.

Reserves for Life, Accident and Health Policies

Life, annuity, and accident and health benefit reserves are developed using accepted actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Ohio Insurance Department or guaranteed policy cash values.  The Company waives deduction of deferred fractional premiums upon death of insured and returns any portion of the final premiums beyond the policy month of death.  Surrender values are not promised in excess of the legally computed reserves. Mean reserves for substandard lives are based on the appropriate multiples of standard rates of mortality.

During 2006, the Company discovered two errors in its calculation of prior year reserves, which were corrected as a direct increase in unassigned surplus of $1,257,000 presented on the Balance Sheet in 2006.

The first error was associated with the secondary guarantee universal life (SGUL) product.  Loading for SGUL was calculated outside of the policy valuation system and fed into the valuation system.  When the calculation was initially performed, substandard ratings on an individual policy level were not being included and premiums were not being calculated to the valuation date.  This resulted in a reduction in reserves of $1,711,000 as of January 1, 2006.  The second error was associated with level term reserves and resulted in a $454,000 increase in reserves as of January 1, 2006.  The adjustment resulted from errors in the interest rates and mortality tables on waiver benefits and mortality errors on substandard term.

In addition, in 2006, a change in valuation basis was recognized associated with payout annuity reserves.  This change resulted in a $3,369,000 increase in reserves as of January 1, 2006 and was recorded as a change in valuation basis presented on the Balance Sheets as a direct charge to unassigned surplus.

There were no other material changes in accounting principles or corrections of errors for the years ended December 31, 2006 and 2005.

As of December 31, 2006 and 2005, the Company had $5,095,170,000 and $4,002,828,000, respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard valuation set by the Ohio Insurance Department.  Additional reserves for this purpose totaled $20,058,000 and $15,647,000 as of December 31, 2006 and 2005, respectively.  In addition, as of December 31, 2006 and 2005, the Company had $677,498,000 and $229,851,000, respectively, of universal life insurance in force for which the guaranteed maturity premiums are less than the Commissioners Reserve Valuation Method renewal net premiums.  Additional reserves for this purpose totaled $3,446,000 and $1,673,000 as of December 31, 2006 and 2005, respectively.

Deposit Funds

The liability for deposit funds is generally established as the policyholders' accumulated cash values plus amounts provided for guaranteed interest, less applicable surrender charges.

Dividends to Policyholders

The ability of the Company to pay dividends is limited to state insurance laws.  Under Ohio insurance laws, the Company may pay dividends without the approval of the Ohio Director of Insurance, only from earned surplus and those dividends may not exceed (when added to other dividends paid in the preceding twelve months) the greater of (i) 10% of the Company's unassigned surplus as of the prior December 31, or (ii) the Company's net income for the twelve month period ending the prior December 31.

Dividends are provided based on dividend formulas approved by the Board of Directors of the Company in accordance with actuarially determined dividend scales.  Dividends to policyholders are reflected in the Statements of Income and Changes in Capital and Surplus at amounts estimated to be paid or credited to policyholders during the subsequent year on the policy anniversary dates.  Amounts recorded in 2006 and 2005 totaled $12,053,000 and $10,689,000, respectively.  Insurance in force receiving dividends accounted for 6.18% and 6.35% of total insurance in force at December 31, 2006 and 2005, respectively.

Policy Claims

Policy claim reserves represent management's best estimate of the ultimate net cost of all reported and unreported claims incurred through December 31.  The reserves for unpaid claims are estimated using individual case-basis valuations and statistical analyses.  These estimates are subject to the affects of trends in claim severity and frequency.  The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Asset Valuation and Interest Maintenance Reserves

The asset valuation reserve (AVR) is a required appropriation of unassigned surplus to provide for possible losses that may occur on certain investments of the Company.  The reserve is computed based on holdings of all investments and realized and unrealized gains and losses, other than those resulting from interest rate changes.  Changes in the reserve are charged or credited to unassigned surplus.

The interest maintenance reserve (IMR) is calculated based on the prescribed methods developed by the NAIC.  Realized gains and losses, net of tax, resulting from interest rate changes on fixed income investments are deferred and credited to this reserve. These gains and losses are then amortized into investment income over what would have been the remaining years to maturity of the underlying investment.  Amortization included in net investment income was $7,694,000 and $9,406,000 for 2006 and 2005, respectively.

Payable for Securities

The payable for securities presented in the Balance Sheets represents amounts due to brokers resulting from securities purchased at the end of the year for which payment has not been made at the balance sheet date.

Separate Accounts

Separate account assets and liabilities reported in the accompanying financial statements (excluding seed money provided by the Company) represent funds that are separately administered, principally for annuity contracts, and for which the contract holders rather than the Company bear the investment risk.  Separate account contract holders have no claim against the assets of the general account of the Company.  Separate account assets and liabilities are carried at fair value.  Investment income and gains and losses from these accounts accrue directly to contract holders and are not included in the accompanying financial statements.

Recognition of Premium Revenues and Related Costs

For ordinary life insurance contracts and accident and health insurance contracts, premiums are recognized as revenues when premiums are due.  For universal life insurance contracts and annuity considerations, revenues are recognized when premiums are received and consist of all premiums received.  Commissions and other costs applicable to the acquisition of new business, primarily underwriting and policy issue costs, are charged to operations as incurred.

Reinsurance

Reinsurance premiums and claims are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Premiums, benefits, and the reserves for policy and contract liabilities are reported net of reinsured amounts.

Surplus Notes

The Surplus Notes (the Notes) are included in capital and surplus.  Interest on the Notes is not accrued until written approval from the Ohio Insurance Department has been received.

Reclassifications

Certain items on the prior year financial statements have been reclassified to conform to current year presentation.

Accounting Pronouncements

Effective January 1, 2006, the Company adopted Statements of Statutory Accounting Principles (SSAP) Number 90, Accounting for the Impairment or Disposal of Real Estate Investments.  This statement established the statutory accounting principles for the impairment or disposal of real estate investments, goodwill impairment and the treatment of long lived assets associated with discontinued operations.  The adoption of this statement did not have a material impact on the financial statements.

NOTE 2 - INVESTMENTS

The cost or amortized cost and estimated fair value of bonds are summarized as follows:

	Year Ended December 31, 2006
	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
	(000's Omitted)

U.S. governments	$ 13,080	$ 130	$ --	$ 13,210
Special revenue	3,324	320	--	3,644
Public utilities securities	193,841	1,304	(4,154)	190,991
Industrial and miscellaneous	2,318,270	15,678	(45,869)	2,288,079
Mortgage-backed securities, CMO's
and other structured securities	951,922	2,558	(16,477)	938,003
Parent, subsidiaries and affiliates	1,488	--	--	1,488

Total	$ 3,481,925	$ 19,990	$ (66,500)	$ 3,435,415
	============	==========	===========	===========

	Year Ended December 31, 2005
	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
	(000's Omitted)

U.S. governments	$ 19,776	$ 40	$ (49)	$ 19,767
Special revenue	4,200	542	--	4,742
Public utilities securities	184,441	3,508	(2,532)	185,417
Industrial and miscellaneous	2,338,839	30,972	(38,210)	2,331,601
Mortgage-backed securities, CMO's
and other structured securities	954,596	2,606	(21,317)	935,885
Parent, subsidiaries and affiliates	--	--	--	--

Total	$ 3,501,852	$ 37,668	$ (62,108)	$ 3,477,412
	============	==========	===========	===========

At December 31, 2006 and 2005, the amortized cost of bonds was reduced by $0 and $66,000, respectively, of cumulative fair value adjustments on bonds rated NAIC "6" to derive the carrying amounts of bonds in the Balance Sheets of $3,481,925,000 and $3,501,786,000, respectively.

The majority of the fair values for publicly traded bonds, except CMO's, were obtained from an independent bond pricing service.  Fair values for CMO's and private placement bonds were obtained from independent securities broker dealers.  The remaining fair values were based on values obtained from independent securities broker dealers or based on values for comparable, publicly offered bonds of the same rate, maturity and quality.

The Company had preferred stocks of $123,816,000 and $0, with a fair value of $121,857,000 and $0 as of December 31, 2006 and 2005, respectively.

The cost or amortized cost and estimated fair value of the Company's investments in bonds by contractual maturity are as follows:

	December 31, 2006
	Cost or
	Amortized	Fair
	Cost	Value
	(000's Omitted)

Due in one year or less	$ 61,301	$ 61,492
Due after one year
through five years	695,663	689,536
Due after five years
through ten years	1,270,890	1,253,460
Due after ten years	394,750	381,933
Subtotal	2,422,604	2,386,421
Mortgage-backed securities, CMO's
and other structured securities	951,960	938,044
Other securities with
multiple repayment dates	107,361	110,950

Total	$ 3,481,925	$ 3,435,415
	============	===========

The expected maturities in the foregoing table may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from the sales, repayments, and maturities of investments in bonds are as follows:

		Year Ended December 31,
		2006		2005
		(000's Omitted)

Bonds:
Proceeds from sales	$	$ 219,781	$	$ 998,524
Proceeds from repayments and
maturities		229,976		442,044
Total	$	$ 449,757	$	$ 1,440,568
		==========		===========

Realized capital gains (losses) on bonds and other assets are as follows:

		Year Ended December 31,
		2006		2005
		(000's Omitted)

Bonds:
Gross realized capital gains on sales	$	$ 3,520	$	$ 22,909
Gross realized capital losses on sales		(4,073)		(20,083)
Net realized capital gains (losses) on sales		(553)		2,826
Other, including impairments and net gain on
dispositions other than sales		(7,947)		(606)
Total		(8,500)		2,220

Preferred stocks		(52)		(114)
Common stocks		(5,715)		549
Mortgage loans		--		(224)
Real estate		148		(104)
Short-term investments		--		(277)
Other		3,884		(132)
Realized capital gains (losses) before federal
income taxes and transfer to IMR		(10,235)		1,918

Realized capital (gain) loss transferred to IMR		6,057		(175)
Federal income tax benefit		4,583		4,249
Net realized capital gains	$	$ 405	$	$ 5,992
		=========		==========

In 2006 and 2005, the Company recorded pre-tax impairment losses on bonds of $8,457,000 and $4,470,000, respectively, as the securities had "other than temporary" losses in fair value.  The losses were recorded in "Net realized capital gains" in the Statements of Income and Changes in Capital and Surplus.

At December 31, 2006 and 2005, investments in bonds with an admitted asset value of $3,321,000 and $2,903,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Unrealized gains and losses on investments in affiliated mutual funds and unaffiliated common stocks are reported directly in surplus and do not affect net income.  At December 31, 2006 and 2005, the Company had net unrealized gains of $645,000 and $923,000 on these investments, respectively.

For the years ended December 31, 2006 and 2005, the Company recorded pre-tax realized gains and (losses) of ($5,715,000) and $549,000, respectively, on the sale of unaffiliated common stocks and affiliated mutual funds.

In 2006, the Company recognized an impairment loss of $6,318,000 on its subsidiary investment in PRBA, Inc. as the investment had "other than temporary" losses in fair value.  The loss represents the difference between the Company's cost basis in the investment and fair value.  The loss was recorded in "Net realized capital gains" in the Statements of Income and Changes in  Capital and Surplus.

The Company may enter into reverse repurchase agreements whereby the Company sells securities and simultaneously agrees to repurchase the same or substantially the same securities.  Reverse repurchase agreements are accounted for as collateralized borrowed money with the amount received for the securities recorded in "Other liabilities" in the Balance Sheets.  At December 31, 2006, there were no reverse repurchase agreements outstanding.  At December 31, 2005, the Company had reverse repurchase agreements outstanding with a total carrying amount of $10,650,000.  The maturities of these agreements ranged from January 3, 2006 through January 9, 2006, while the interest rates ranged from 4.3% to 4.5%.  The outstanding amount at December 31, 2005 was collateralized by bonds with a fair value of $11,020,000.  The Company maintains up to a maximum of 105% of the fair value of securities sold under reverse repurchase agreements as collateral.

The Company engages in securities lending transactions to generate additional income.  The program is administered by an authorized financial institution and requires the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal or exceeding 102% of the fair value of the loaned securities.  The Company maintains effective control over all loaned securities and, therefore, continues to report such securities as bonds and common stocks in the Balance Sheets.  Bonds and common stocks loaned as of December 31, 2006 were $116,468,000 and $2,302,000, respectively.  The fair value of cash collateral held was $124,157,000 as of December 31, 2006.  Income from securities lending is recognized in "Net investment income" in the Statements of Income and Changes in Capital and Surplus.  There was no non-cash collateral on deposit at December 31, 2006.

A summary of investments with unrealized losses along with the related fair value, aggregated by the length of time that investments have been in a continuous loss position, is as follows:

December 31, 2006
	Less than		Twelve Months
	Twelve Months		or More		Total

	Gross	Gross	Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(000's Omitted)

Bonds	$ 568,153	$ (5,678)	$ 1,848,770	$ (60,822)	$ 2,416,923	$ (66,500)
Preferred stocks	19,649	(422)	59,516	(2,371)	79,165	(2,793)
Common stocks	8,192	(1,404)	3,755	(112)	11,947	(1,516)

Total	$ 595,994	$ (7,504)	$ 1,912,041	$ (63,305)	$ 2,508,035	$ (70,809)
	=========	=========	==========	=========	==========	=========

December 31, 2005
	Less than		Twelve Months
	Twelve Months		or More		Total

		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(000's Omitted)

Bonds	$ 1,919,721	$ (43,007)	$ 371,021	$ (19,101)	$ 2,290,742	$ (62,108)
Common stocks	5,450	(268)	58	(12)	5,508	(280)

Total	$ 1,925,171	$ (43,275)	$ 371,079	$ (19,113)	$ 2,296,250	$ (62,388)
	=========	=========	=========	=========	==========	=========

The unrealized losses in both 2006 and 2005 reported above were primarily caused by the effect of the interest rate environment on certain securities with stated interest rates currently below market rates, and as such, are temporary in nature.  Certain securities also experienced declines in fair value that were due in part to credit-related considerations.  The Company considers various factors when considering if a decline is other than temporary, including the length of time and size of the unrealized loss, deterioration in ratings, industry conditions or factors related to a geographic area that are negatively affecting a security, violation of loan covenants, overall financial condition of the issuer and the Company's intention and ability to sell or hold the security until maturity or recovery.  Upon review of these factors, the Company determined that such declines were temporary in nature.  Therefore, the Company does not believe the unrealized losses on investments represent an other-than-temporary impairment as of December 31, 2006 and 2005.

Mortgage loans are stated at their aggregate unpaid balances in the Balance Sheets, less unamortized discounts or plus unamortized premiums.  The mortgage loan portfolio is well diversified both geographically and by property type, as follows:

	December 31, 2006		December 31, 2005
	Percent of		Percent of
	Carrying	Carrying	Carrying	Carrying
	Amount	Amount	Amount	Amount
	(000's Omitted)
Region
New England and Mid-Atlantic	$ 34,944	6.9%	$ 28,790	5.7%
South Atlantic	85,120	17.0	94,146	18.5
North Central	114,862	22.9	99,960	19.7
South Central	54,513	10.9	55,108	10.9
Mountain	99,739	19.9	103,210	20.3
Pacific	112,572	22.4	126,288	24.9

Total	$ 501,750	100.0%	$ 507,502	100.0%
	=========	=====	=========	=====
Property Type
Apartment and residential	$ 29,465	5.9%	$ 29,216	5.8%
Warehouses and industrial	88,642	17.7	100,205	19.7
Retail and shopping center	165,750	33.0	174,140	34.3
Office	124,298	24.8	131,980	26.0
Other	93,595	18.6	71,961	14.2

Total	$ 501,750	100.0%	$ 507,502	100.0%
	=========	=====	=========	=====

At December 31, 2006, the average size of an individual mortgage loan was $951,000.  The Company's policy is to obtain a first mortgage lien and to require a loan to value ratio of 75% or less at acquisition.  The Company's policy is to only recognize interest income on impaired mortgage loans when received.  The Company had mortgage reserves (the mortgage component of the asset valuation reserve) of $4,767,000 and $4,821,000 at December 31, 2006 and 2005, respectively.  As of December 31, 2006, the maximum and minimum rates of interest in the Company's mortgage loan portfolio were 9.9% and 4.8%.

The total allowance for credit losses was as follows:

	Year Ended December 31,
	2006	2005
	(000's Omitted)

Balance at beginning of period	$ 47	$ 335
Recoveries of amounts previously charged off	(47)	(288)
Balance at end of period	$ --	$ 47
	======	======

In 2006, the Company issued 34 new commercial loans at the maximum and minimum rates of interest of 6.9% and 5.6% totaling $62,798,000.  No other categories of mortgage loans were issued.  Fire insurance is carried on all properties covered by mortgage loans at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

At December 31, 2006, the Company held no mortgages with interest more than 180 days overdue. During 2006 and 2005, the Company did not reduce interest rates on any outstanding mortgages.  At December 31, 2006, the Company held no mortgage loans that were converted to loans that require payments of principal or interest be made based upon the cash flows generated by the property serving as collateral for the loans or that have a diminutive payment requirement.

Real estate consists of the home office property, properties held for the production of income and properties held for sale.  Accumulated depreciation for real estate was $39,488,000 and $37,033,000 as of December 31, 2006 and 2005, respectively.  In 2006, the Company recognized an impairment of $204,000 on real estate.  The loss was determined based on internal cash flow analysis and was recorded in "Net realized capital gains" in the Statements of Income and Changes in Capital and Surplus.

At December 31, 2006, one property was held as available for sale, which is 92% leased.  A $32,000 gain was recognized in 2006 on the sale of real estate held for sale and was recorded in "Net realized capital gains" in the Statements of Income and Changes in Capital and Surplus.

Major categories of net investment income by class of investment are summarized below.

	Year Ended December 31,
	2006	2005
	(000's Omitted)
Income:
Bonds	$ 188,465	$ 192,011
Common stocks in subsidiaries and other
affiliated investments	2,362	3,708
Preferred and other common stocks	8,236	338
Mortgage loans	42,669	45,062
Real estate *	7,431	7,137
Policy loans	9,213	8,850
Short-term investments	1,845	735
Derivatives	2,337	(871)
Other invested assets	11,247	11,900
Amortization of interest maintenance reserve	7,694	9,406

Gross investment income	281,499	278,276
Expenses:
Depreciation	(2,568)	(2,632)
Other	(17,420)	(18,791)

Total investment expenses	(19,988)	(21,423)
Net investment income	$ 261,511	$ 256,853
	=========	=========

*  Includes amounts for the occupancy of company-owned property of $3,342,000 and $3,255,000 in 2006 and 2005, respectively.

NOTE 3 - REINSURANCE

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers.  These arrangements provide greater diversification of business and limit the maximum net loss potential on large or hazardous risks.  These reinsured risks are treated in the financial statements as risks for which the Company is not liable.  Accordingly, policy liabilities and accruals, including incurred but not reported claims, are reported in the financial statements net of reinsurance assumed and ceded.  A contingent liability exists with respect to the amount of such reinsurance in the event that the reinsuring companies are unable to meet their obligations.  Reinsurance of risk does not discharge the primary liability of the Company, the Company remains contingently liable with respect to any reinsurance ceded, and this contingency would become an actual liability in the event that the assuming company becomes unable to meet its obligation under the reinsurance treaty.  The Company retains the risk for varying amounts of individual or group insurance written up to a maximum of $2,000,000 on any one life or $5,000 per month disability risk and reinsures the balance.

Reinsurance transactions with other insurance companies are summarized as follows:

Year Ended December 31, 2006
		Direct		Assumed		(Ceded)		Net
(000's Omitted)
Life insurance in force	$	$ 42,069,175	$	$ 113,317	$	$ (24,414,873)	$	$ 17,767,619
Premiums and other		============		==========		=============		===========
considerations:
Life	$	$ 297,772	$	$ 396	$	$ (70,671)	$	$ 227,497
Annuity		618,026		--		--		618,026
Health		86,095		4,492		(21,542)		69,045

Total	$	$ 1,001,893	$	$ 4,888	$	$ (92,213)	$	$ 914,568
		============		==========		=============		===========

Year Ended December 31, 2005
		Direct		Assumed		(Ceded)		Net
(000's Omitted)
Life insurance in force	$	$ 37,279,746	$	$ 105,461	$	$ (21,877,347)	$	$ 15,507,860
Premiums and other		============		==========		=============		===========
considerations:
Life	$	$ 262,826	$	$ 356	$	$ (49,321)	$	$ 213,861
Annuity		607,376		--		--		607,376
Health		84,618		4,758		(21,442)		67,934

Total	$	$ 954,820	$	$ 5,114	$	$ (70,763)	$	$ 889,171
		============		==========		=============		===========

Amounts recoverable from reinsurers for paid losses were $22,808,000 and $7,072,000 at December 31, 2006 and 2005, respectively, and are included in "Other admitted assets" in the Balance Sheets.  Benefits paid or provided were reduced by $13,624,000 and $18,909,000 at December 31, 2006 and 2005, respectively, for estimated recoveries under reinsurance treaties.  The liabilities for future policy benefits were also reduced due to reinsurance treaties by $310,602,000 and $278,516,000 at December 31, 2006 and 2005, respectively, and are included in "Reserves for life, accident and health policies" in the Balance Sheets.

In 2005, 82% of all Bank Owned Life Insurance (BOLI) policies were assumed by the Security Life of Denver (SLD) and as a result, $6,151,000 of the gain recognized in surplus during 2004 as the result of an indemnity reinsurance transaction was reclassified from "Surplus" to "Other income" in the Statements of Income and Changes in Capital and Surplus in 2005 as statutory accounting rules require any gain or loss as a result of assumption reinsurance transactions to be recognized in income proportionally as policyholders approve the transfer, or at the end of the response period.  The $6,151,000 reclassification was composed of an after-tax ceding commission release of negative $1,061,000, an after-tax release of DAC tax reserves of $2,313,000, and an after-tax release of the IMR of $4,899,000.  The remaining BOLI policies were recaptured by Union Central during 2005 and will either transfer to other companies through a 1035 exchange program, or will remain with Union Central.  As a result of the recapture, Union Central reversed $1,342,000 of the gain recognized through surplus as a result of the indemnity reinsurance agreement.

Neither the Company, nor any of its related parties control, either directly or indirectly, any reinsurers in which the Company conducts business.  No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

The Company has not entered into any reinsurance agreements in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits.  The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 2006 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.

NOTE 4 - RETROSPECTIVELY RATED CONTRACTS

The Company has no retrospective premium contracts as of December 31, 2006.

NOTE 5 - FEDERAL INCOME TAXES

The components of the net deferred tax asset/(liability) are as follows:

		December 31, 2006		December 31, 2005
	(000's Omitted)

Total of gross deferred tax assets	$	$ 110,181	$	$ 105,738
Total of deferred tax liabilities		(4,031)		(710)

Net deferred tax assets		106,150		105,028

Deferred tax assets non-admitted		(80,212)		(74,823)
Net admitted deferred tax assets	$	$ 25,938	$	$ 30,205
		==========		==========
Increase (decrease) in non-admitted deferred tax assets	$	$ 5,389	$	$ (6,011)
		==========		==========

The increase (decrease) in non-admitted deferred tax assets was included in "Change in non-admitted assets" in the Statements of Income and Changes in Capital and Surplus for the years ended December 31, 2006 and 2005.

The provision for incurred federal income taxes on earnings are:

	Year Ended December 31,
		2006		2005
	(000's Omitted)

Federal income tax expense (benefit) on gain from operations	$	$ (3,337)	$	$ 4,199
Federal income tax expense (benefit) on net capital losses		(6,704)		(4,188)
Federal income taxes incurred	$	$ (10,041)	$	$ 11
		=========		========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

		December 31, 2006		December 31, 2005
(000's Omitted)
Deferred tax assets:
Policyholder dividends	$	$ 3,983	$	$ 3,693
Reserves		21,813		19,898
Unrealized investment losses		6,299		9,549
Proxy DAC		38,881		36,814
Deferred compensation and benefit liabilities		25,098		23,749
Pension plan		--		357
Other		14,107		11,678
Total deferred tax assets		110,181		105,738
Non-admitted deferred tax assets		(80,212)		(74,823)
Admitted deferred tax assets		29,969		30,915

Deferred tax liabilities:
Bond discount		1,952		571
Fixed assets		40		80
Partnership interests		1,878		--
Other		161		59
Total deferred tax liabilities		4,031		710
Net admitted deferred tax asset	$	$ 25,938	$	$ 30,205
		==========		==========

The change in the net admitted deferred tax asset was $4,267,000 and $8,085,000 for the years ended December 31, 2006 and 2005, respectively.

The provision for federal income taxes incurred and the change in deferred tax assets and liabilities differs from the result obtained by applying the federal statutory rate to pre-tax net income primarily due to the dividends received deduction, the return to provision adjustment and other adjustments to temporary differences from items recorded directly through surplus.

The amount of federal income taxes incurred in the current year and each two preceding years, which are available for recoupment in the event of future net losses is $9,723,000.

As a result of the merger (See Note 1 – Nature of Operations and Significant Accounting Policies), the Company's federal income tax return is filed on a stand-alone basis beginning in 2006.  In prior years, the Company's federal income tax return was consolidated with Summit Investment Partners, Inc., Carillon Investments, Inc., Carillon Marketing Agency, Inc., PRBA, Inc. and Union Central Mortgage Funding, Inc.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company transacts business with certain companies that are affiliated through common ownership.

The Company provided facilities and certain data processing, accounting, tax, actuarial, legal, administrative, and executive services to various subsidiaries and affiliates for fees totaling $17,903,000 and $15,551,000 in 2006 and 2005, respectively and received services from affiliates for fees totaling $3,893,000 and $0 in 2006 and 2005, respectively.  The Company paid fees for advisory services to Summit Investment Partners, LLC. of $3,364,000 and $4,476,000 in 2006 and 2005, respectively.

The Company reported the following amounts due from/(to) the below listed affiliates at December 31, 2006 and was recorded in "Other admitted assets" and "Other liabilities" in the Balance Sheets.  The terms of the settlement require that these amounts be settled monthly.

Receivable (Payable)
(000's Omitted)
Ameritas Holding Company	$ (120)
Ameritas Life Insurance Corp.	(1,422)
Ameritas Variable Life Insurance Company	838
First Ameritas Life Insurance Corp. of New York	51
Ameritas Investment Corp.	75
Acacia Life Insurance Company	343
Acacia Federal Savings Bank	1
Carillon Marketing Agency, Inc.	7
PRBA, Inc.	(352)
Summit Investment Partners, Inc.	198
Summit Investment Partners, LLC	1,681
Union Central Mortgage Funding, Inc.	58
Total	$ 1,358
=========

The Company recorded in "Net investment income" in the Statements of Income and Changes in Capital and Surplus the following dividends and distributions from its subsidiaries and affiliates in 2006 and 2005:

	Year Ended December 31,
		2006		2005
	(000's Omitted)
Summit Investment Partners, Inc.	$	$ 1,141	$	$ 1,385
Summit Investment Partners, LLC		--		415
Union Central Mortgage Funding, Inc.		--		1,255
Bond Fund of Summit Mutual Funds, Inc.		87		74
Money Market Fund of Summit Mutual Funds, Inc.		22		--
High Yield Bond Fund of Summit Mutual Funds, Inc.		910		913
Russell 2000 Small Cap Index Portfolio of Summit Mutual Funds, Inc.		44		10
S&P 500 Index Portfolio of Summit Mutual Funds, Inc.		54		44
Lehman Aggregate Bond Index Portfolio of Summit Mutual Funds, Inc.		10		--
S&P MidCap 400 Index Portfolio of Summit Mutual Funds, Inc.		46		11
EAFE International Index Portfolio of Summit Mutual Funds, Inc.		48		16
Total	$	$ 2,362	$	$ 4,123
		========		========

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leased office space for various field agency offices with lease terms of varying duration from 1 to 8 years.  Some of these leases include escalation clauses, which vary with levels of operating expense.  Rental expense under these leases totaled $2,004,000 and $2,169,000 in 2006 and 2005, respectively.  The Company leased equipment through a series of arrangements in 2006 and 2005.  Rental expense under these leases totaled $193,000 and $125,000 in 2006 and 2005, respectively.

At December 31, 2006, the future minimum lease payments for all non-cancelable operating leases are as follows:

Year	Amount
(000's Omitted)

2007	$1,997
2008	1,737
2009	1,486
2010	1,428
2011	1,330
After 2011	1,044
Total	$9,022
======

Other Commitments

At December 31, 2006, the Company had outstanding agreements to fund mortgages totaling $11,460,000 in 2007.  In addition, the Company has committed to invest $5,217,000 in equity-type limited partnerships during the years 2007 to 2011.  These transactions are in the normal course of business for the Company.

In 2006 and 2005, Union Central Mortgage Funding, Inc. (MFI) entered into line of credit agreements with banks to facilitate the origination of commercial mortgage loans.  In the remote circumstance that MFI is unable to fully payoff amounts due under the lines of credit, the Company is liable.  The Company has committed to purchase any loans that are in the line of credit facility for more than 364 days.  As of December 31, 2006 and 2005, $9,150,000 and $11,600,000, respectively, was outstanding under the line of credit agreements and $40,850,000 and $138,400,000 was unused under the agreements.  The Company estimates that any probability of loss is remote.

In 2000, the Company commenced the development of a 123-acre business park (the Park), which included the installation of infrastructure and a roadway.  To fund the cost of the infrastructure and roadway, the municipality in which the Park is located issued $2,800,000 of municipal bonds.  The municipal bonds will be paid off through tax increment financing (TIF).  TIF is an economic development tool that allows a local government to use increases in real property tax revenues to finance public infrastructure improvements.  Thus, the development of the Park will result in increased real property tax revenues, which will be directed to pay off the municipal bonds.  If increases in real property tax revenues from the Park are not sufficient to service the municipal bonds, the Company must fund any shortage.  Based upon current projections, the Company anticipates the increased property tax revenues will be sufficient to fully service the municipal bonds.  The maximum potential exposure to the Company is $2,800,000.

Litigation

In the normal course of business, the Company is party to various claims and litigation primarily arising from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the policy and contract liabilities.  The Company's management believes that the resolution of those actions will not have a material adverse effect on the Company's financial position or results of operations.

Guaranty Fund Assessments

As a condition of doing business, all states and jurisdictions have adopted laws requiring membership in life and health guaranty funds.  Member companies are subject to assessments each year based on life, health or annuity premiums collected in the state.  In some states these assessments may be applied against premium taxes.  For 2006 and 2005, the charge to operations related to these assessments was not significant.  The estimated liability of $1,572,000 and $765,000 at December 31, 2006 and 2005, respectively, was based on data provided by the National Organization of Life & Health Guaranty Associations and is included in the Balance Sheets.  At December 31, 2006, the Company has a receivable of $810,000 for amounts recoverable against premium taxes.

Preoperating Research and Development Costs

Preoperating research and development costs associated with product and systems development were charged to expense and totaled $8,450,000 and $7,913,000 in 2006 and 2005, respectively.  Preoperating research and development costs are included in "Accrued commissions, expenses and taxes" in the Balance Sheets.

Closed Block

When a closed block is formed, a projection is developed that represents the cash flows expected to be generated from the assets and liabilities included in the closed block over the life of the closed block. Based on that projection, the periodic expected changes in the net closed block liabilities is derived (glidepath). Cumulative actual closed block earnings in excess of the cumulative expected earnings based on the glidepath will result in additional future dividends to closed block policyholders, unless otherwise offset by less favorable than expected future performance of the closed block.

Union Central has a Closed Block memorandum agreement, which requires dividend protection for policyholders within the Closed Block. Because of this agreement, cumulative actual Closed Block earnings in excess of the cumulative expected earnings based on the glidepath do not inure to stockholders and are recorded as a contingent liability. During 2006, the Company recorded a $2,095,000 contingent liability related to performance in its Closed Block by increasing "Benefits and dividends" in the Statements of Income and Changes in Capital and Surplus and increasing "Other liabilities" in the Balance Sheets.

NOTE 8 - ANNUITY RESERVES

The Company's annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2006		December 31, 2005
	Amount	Percent	Amount	Percent
	(000's Omitted)		(000's Omitted)

Subject to discretionary withdrawal (with adjustment):
With fair value adjustment	$ 149,137	3.37%	$ 150,868	3.63%
At book value less surrender charge	322,187	7.27	278,862	6.71
At fair value	2,363,562	53.36	2,123,397	51.10

Total	2,834,886	64.00%	2,553,127	61.44%

Subject to discretionary withdrawal (without adjustment):
At book value with minimal or no charge
or adjustment	1,432,690	32.35%	1,448,115	34.85%
Not subject to discretionary withdrawal	161,850	3.65	154,224	3.71

Total annuity reserves and deposit fund
liabilities *	$ 4,429,426	100.00%	$ 4,155,466	100.00%
	========	=====	========	=====

* Includes: Deposit funds ($123,836) and ($110,464); annuities and supplementary contracts with life contingencies ($1,942,028) and ($1,921,605) included in "Reserves for life, accident and health policies"; and annuities reported in "Separate account liabilities" ($2,363,562) and ($2,123,397) in the Balance Sheets at December 31, 2006 and 2005, respectively.

NOTE 9 - SURPLUS NOTES

On November 1, 1996, Union Central issued $50,000,000 of 8.20% Notes.  These Notes mature on November 1, 2026 and may not be redeemed prior to maturity.  The Notes are unsecured and subordinated to all present and future policy claims, prior claims and senior indebtedness.  Subject to prior written approval of the Superintendent of the Ohio Insurance Department, these Notes will pay interest semi-annually on May 1 and November 1.  In accordance with Ohio Insurance Department Regulations, interest cannot be accrued until written approval has been received.  Interest totaling $4,100,000 was paid in both 2006 and 2005.  The carrying amount of the Notes totaling $49,827,000 and $49,819,000 at December 31, 2006 and 2005, respectively, (face value of $50,000,000 less unamortized discount of $173,000 and $181,000 in 2006 and 2005) was recorded in capital and surplus.

NOTE 10 - EMPLOYEE BENEFITS

The Company has pension plans covering substantially all of its employees.  Pension funding was determined according to regulations as specified by the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent amendments.  Benefits are based on the average of the employee's compensation over their career.  In addition to pension benefits, the Company provides certain health care and life insurance benefits for its eligible retired employees ("Other Postretirement Benefits").  Substantially all of the Company's employees may become eligible for these benefits if they reach normal retirement age while working for the Company.

During 2006, the Company offered qualified employees the option to either remain in the defined benefit plan, or to transfer to a defined contribution plan effective January 1, 2007 (Choice Program).  In connection with the Choice Program, the Plan was closed to new employees effective January 1, 2006.

As a result of the Choice Program, the Company recognized a plan curtailment of $1,855,000 at December 31, 2006, which reduced its accrued pension liability and net periodic pension cost.

During 2005, the Company offered an early retirement benefit to employees.  In 2005, the Company recognized the total expense of the program, which resulted in a $9,891,000 decrease in net income in the Statements of Income and Changes in Capital and Surplus. $8,057,000 of the expense was associated with the pension plan and $1,834,000 was associated with other postretirement benefits.

The measurement date for the Company's pension benefits was December 31.  The measurement date for Other Postretirement Benefits was October 1.  A summary of the assets, obligations and assumptions are as follows:

					Other
	Pension				Postretirement
	Benefits				Benefits
		2006		2005		2006		2005
	(000's Omitted)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$	$ 164,923	$	$ 140,618	$	$ 19,478	$	$ 18,873
Service cost		5,147		4,601		1,711		1,066
Interest cost		9,318		8,855		1,058		1,092
Plan participants' contributions		--		--		386		374
Actuarial (gain)/loss		(14)		10,621		(847)		(2,131)
Benefits paid		(8,106)		(7,028)		(2,422)		(2,173)
Plan amendments		570		--		--		--
Curtailments		(361)		(1,016)		--		1,731
Special termination benefits		--		8,272		--		646
Projected benefit obligation at end of year	$	$ 171,477	$	$ 164,923	$	$ 19,364	$	$ 19,478
		=========		========		=========		=========
Change in plan assets:
Fair value of plan assets at beginning of year	$	$ 143,103	$	$ 109,540	$	$ 12,266	$	$ 10,278
Actual return on plan assets		16,445		6,227		1,886		1,461
Employer contributions		3,000		33,417		1,500		2,325
Plan participants' contributions		--		--		386		374
Benefits and administrative expenses paid		(7,139)		(6,081)		(2,422)		(2,172)
Fair value of plan assets at end of year	$	$ 155,409	$	$ 143,103	$	$ 13,616	$	$ 12,266
		=========		=========		=========		=========
Funded status:
Unamortized prior service cost	$	$ (4,246)	$	$ (7,513)	$	$ 22	$	$ 76
Unrecognized net (gain)/loss	$	$ 48,083	$	$ 56,693	$	$ (3,761)	$	$ (2,123)
Prepaid assets/(accrued liabilities)	$	$ 27,769	$	$ 27,359	$	$ (9,287)	$	$ (9,259)
Intangible asset	$	$ 110	$	$ --	$	$ --	$	$ --

					Other
	Pension				Postretirement
	Benefits				Benefits
		2006		2005		2006		2005
	(000's Omitted)
Projected benefit obligation
for non-vested employees	$	$ 979	$	$ 1,784	$	$ --	$	$ --

Accumulated benefit obligation
for non-vested employees	$	$ 865	$	$ 1,582	$	$ 7,081	$	$ 6,614

Accumulated benefit obligation
for vested employees	$	$ 167,622	$	$ 161,592	$	$ 12,031	$	$ 12,550

Components of net periodic benefit cost:
Service cost	$	$ 5,147	$	$ 4,601	$	$ 1,711	$	$ 1,066
Interest cost		9,318		8,855		1,058		1,092
Expected return on plan assets		(11,905)		(10,139)		(1,007)		(939)
Amount of recognized (gains)/losses		3,694		3,255		(89)		(60)
Amount of prior service cost recognized		(842)		(913)		54		55
Plan curtailment		(1,855)		--		--		--
Total net periodic benefit cost	$	$ 3,557	$	$ 5,659	$	$ 1,727	$	$ 1,214
		=========		=========		=========		=========
Weighted average assumptions:
Discount rate for benefit obligation		6.00%		5.75%		5.75%		5.75%
Discount rate for net periodic benefit cost		5.75%		6.00%		5.75%		6.00%
Expected compensation increase for
benefit obligation		4.00%		3.50%		4.00%		3.50%
Expected compensation increase for
net periodic benefit cost		3.50%		3.00%		3.50%		3.00%
Expected return on plan assets		8.50%		8.50%		8.50%		8.50%

Future expected pension benefit payments are as follows:

Year		Amount
(000's Omitted)
2007	$	$ 9,258
2008		9,423
2009		9,628
2010		9,909
2011		10,401
2012-2016		56,531

A minimum pension liability adjustment is recognized when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities.  The required minimum liability as of December 31, 2006 and 2005 was $6,944,000 and $45,849,000, respectively, which reduced surplus.  The change in the minimum liability adjustment resulted in an increase (decrease) to surplus of $38,905,000 and $(10,070,000) during 2006 and 2005, respectively.

Total net periodic benefit cost was recorded in "Operating expenses and commissions" in the Statements of Income and Changes in Capital and Surplus for the years ended December 31, 2006 and 2005.

Plan assets of the pension and other postretirement benefit plans are composed of affiliated and unaffiliated mutual funds and a portfolio of actively managed equity securities.  As of their respective measurement dates in 2006 and 2005, $125,766,000 and $115,792,000 was invested in affiliated mutual funds.

The expected long-term rate of return for the Company's benefit plans is currently 8.5%.   In developing this assumption, the Company periodically monitors investment yields on the assets in the plans to determine if the current expected rate of return is reasonable given the current investment performance.  Historical and projected returns are also reviewed for appropriateness of the selected assumption.  The Company believes its assumption of future returns is reasonable.

The primary investment objectives of the Company's benefit plans are to provide sufficient assets and liquidity to meet the distribution requirements of the Plans through capital appreciation of the Plans' assets and levelized funding.  To accomplish this objective, pension plan assets are invested in affiliated and unaffiliated mutual funds and assets of the Other Postretirement Benefit Plans are invested in a diversified pool of equity securities, affiliated mutual funds and cash.  The Company's investment strategy for the pension plan is generally a target investment mix of 60% equities and 40% bonds.  The Company's investment strategy for Other Postretirement Benefit Plans is a target investment allocation consisting primarily of equities with the remainder in bonds and cash.  The actual allocation of plan assets by investment category for the year ended December 31, 2006 and 2005 are as follows:

			Other
	Pension		Postretirement
	Benefits		Benefits
	2006	2005	2006	2005
Equity securities:
Domestic equities	51.0%	51.0%	77.9%	79.6%
Foreign equities	9.0	9.0	14.2	13.5
Bonds	40.0	40.0	5.0	5.7
Cash	--	--	2.9	1.2
Total	100.0%	100.0%	100.0%	100.0%
	====	====	====	====

The Company's current funding strategy for its benefit plans is to fund an amount at least equal to the minimum required funding as determined under ERISA with consideration of factors such as the minimum pension liability requirement for Pension Benefits and the maximum tax deductible amounts for both Pension Benefits and Other Postretirement Benefits.  The ultimate amount of the Company's funding may be adjusted based on changes in the fair value of plan assets and changes in related assumptions.  For the year ended December 31, 2006, the Company does not expect any required contributions under ERISA for the Pension Plans and will fund Other Postretirement Benefits Plans to meet their liquidity needs.

The health care cost trend rate was 11.2% graded to 5.0% over 8 years for 2006.  The health care cost trend rate assumption has an insignificant effect on the postretirement benefit obligation, the interest cost and estimated eligibility cost components of the net periodic postretirement benefit cost as of and for the year ended December 31, 2006.

In 2005, the Company adjusted its projection of the liability for Other Postretirement Benefits to consider the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) as the Company concluded that its prescription drug benefits were actuarially equivalent to Medicare Part D under the Act.  The Company recorded a receivable for a subsidy of $300,000 under the Act at December 31, 2006, which was recorded in "Other admitted assets" in the Balance Sheets.

The expected benefit payments and the gross amount of anticipated subsidy receipts are noted below:

	Before	Expected
	Medicare	Medicare
	Part D	Part D	Net
Year	Subsidies	Subsidies	Payments
2007	$ 1,920	$ 213	$ 1,707
2008	1,901	236	1,665
2009	1,875	258	1,617
2010	1,846	277	1,569
2011	1,847	296	1,551
2012-2016	9,308	1,919	7,389

Future expected life insurance benefit payments are as follows:

Year	Amount
(000's Omitted)
2007	$ 316
2008	332
2009	337
2010	341
2011	344
2012-2016	1,940

The Company has two contributory savings plans for home office employees and agents meeting certain service requirements which qualify under Section 401(k) of the Internal Revenue Code.  These plans allow eligible employees to contribute up to certain prescribed limits of their pre-tax compensation.  The Company will match 50% of the first 6% of participants' contributions for the Employees Savings Plan and the Agents Savings Plan.  The Company's matching contributions to these plans were $1,945,000 and $1,943,000 for 2006 and 2005, respectively.  The value of the plans' assets were $112,215,000 and $103,089,000 at December 31, 2006 and 2005, respectively.  The assets are held in the deposit fund or under the variable accounts of a group annuity policy.  At December 31, 2006 and 2005, $35,350,000 and $33,259,000, respectively, was invested in affiliated mutual funds.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

        Policy loans, cash and short-term investments, other invested assets, and investment income due and accrued:  The carrying amounts reported in the Balance Sheets for these instruments approximate their fair values due to the short maturity of these investments.

        Investment securities:  Fair values for bonds and preferred stock are based on quoted market prices, where available, which may differ from NAIC fair values.  If quoted market prices are not available, fair values are estimated using values obtained from independent securities broker dealers or quoted market prices of comparable instruments.  The fair values of common stock in Company sponsored mutual funds are based on quoted market prices and are recognized in the Balance Sheets.

        Mortgage loans:  The fair values for commercial mortgage loans are estimated using discounted cash flow analysis using interest rates currently being offered for similar loans to borrowers with similar credit ratings in comparison with actual interest rates and maturity dates.  Fair values for mortgages with potential loan losses are based on discounted cash flow analysis of the underlying properties.

        Investment contracts:  Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

        Separate account assets and liabilities:  Fair values of the separate account assets are based upon quoted market prices.  Separate account liabilities are carried at the fair value of the underlying assets.  The separate account assets and liabilities are both carried at fair value in the Balance Sheets.

The carrying amounts and fair values of the Company's mortgage loans are summarized as follows:

	December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
(000's Omitted)
Commercial mortgage loans	$ 501,750	$ 515,000	$ 507,502	$ 529,007
	========	========	========	========

The carrying amounts and fair values of the Company's liabilities for investment-type insurance contracts (deposit funds) are as follows:

	December 31, 2006		December 31, 2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(000's Omitted)
Direct access	$ 69,815	$ 69,815	$ 58,844	$ 58,844
Traditional annuities	40,340	41,241	36,667	37,962
Supplementary contracts	7,470	7,499	8,379	8,423
GPA not involving life	184	198	305	327
Dividend accumulations	5,542	5,542	5,665	5,665
Premium deposit funds	485	485	604	604
Total	$ 123,836	$ 124,780	$ 110,464	$ 111,825
	=========	=========	=========	=========

The Company's other insurance contracts are excluded from disclosure requirements.  However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.  Additional data with respect to fair value of the Company's investments is disclosed in Note 2.

NOTE 12 - LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

Activity in the liability for unpaid accident and health claims and claim adjustment expense (net of reinsurance) is summarized as follows:

	December 31,
	2006	2005
	(000's Omitted)
Balance as of January 1, net of reinsurance
recoverablesof$2,185 and $800	$ 161,297	$ 156,410

Incurred related to:
Current year	32,835	30,127
Prior years	7,203	6,281
Total incurred	40,038	36,408

Paid related to:
Current year	5,498	4,414
Prior years	26,059	27,107
Total paid	31,557	31,521

Balance as of December 31, net of reinsurance
recoverablesof$2,686 and $2,185	$ 169,778	$ 161,297
	=======	========

As a result of changes in estimates of insured events in prior years, the provision for claims and claim adjustment expenses increased by $7,203,000 and $6,281,000 in 2006 and 2005, respectively.  Amounts related to incurred claims associated with prior years' resulted from prior year claims being settled for amounts greater than originally estimated.

NOTE 13 - PREMIUMS AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 were as follows:

	2006		2005
	Gross	Net of Loading	Gross	Net of Loading
	(000's Omitted)

Ordinary new business	$ 5,439	$ 1,327	$ 6,120	$ 1,459
Ordinary renewal	21,968	24,610	13,223	15,358
Total	$ 27,407	$ 25,937	$ 19,343	$ 16,817
	========	========	========	========

NOTE 14 - SEPARATE ACCOUNTS

Separate accounts held by the Company represent funds that support group annuities, variable annuities and variable universal life policies.  The assets and liabilities are carried at fair value.  Information regarding the separate accounts of the Company follows:

Non Guaranteed Separate Accounts
	2006	2005
(000's Omitted)
For the year ended December 31:
Premiums, considerations or deposits	$ 445,617	$ 436,797

At December 31:
Reserves by valuation basis
For accounts with assets at:
Fair value	$ 2,490,967	$ 2,228,258

Reserves subject to discretionary withdrawal:
At fair value	$ 2,490,967	$ 2,228,258

Total included in "Separate account liabilities" in the
Balance Sheet	$ 2,490,967	$ 2,228,258
	===========	===========

Following is a reconciliation of net transfers to the Separate Accounts:

	For Year Ended December 31,
	2006	2005
	(000's Omitted)

Transfers as reported in the Statements of Income and Changes in Surplus of the Separate Accounts Statement:

Transfers to the Separate Accounts	$ 445,617	$ 436,797
Transfers from the Separate Accounts	437,155	387,900
Net transfers to the Separate Accounts	8,462	48,897

Reconciling adjustments:

Charges for investment management,
administration, and contract guarantees	26,236	23,504
Other items, net	(9,592)	(7,599)

Net transfers to Separate Accounts	$ 25,106	$ 64,802
	=======	=======

On assets transferred to the separate accounts, the Company recognized interest income of $117,708,000 and $77,986,000 and investment gains of $162,775,000 and $53,435,000 for the years ended December 31, 2006 and 2005, respectively.  The interest income and investment gains were offset by the increase in separate account liabilities within the same line item in the Statements of Income and Changes in Capital and Surplus.

NOTE 15 - MANAGING GENERAL AGENTS AND THIRD-PARTY ADMINISTRATORS

The Company writes direct premium through certain third-party administrators (TPA).  The total amount of direct premium written through TPAs was $87,569,000 for the year ended December 31, 2006.  The following TPA wrote direct premium in excess of 5% of statutory surplus:

Types of

Type of

Total Direct

Third Party	FEIN	Exclusive	Business	Authority	Premiums Written/
Administrator	Number	Contract	Written	Granted	Produced By
Tax Favored Benefits	48-1138820	No	Group Annuity,	U	$74,198,000
4801 West 110th Street			Ordinary Life, &
Overland Park, KS 66211			Accident and Health

NOTE 16 - RECONCILIATION OF STATUTORY TO GAAP

A reconciliation of net income and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

		Net Income			Surplus
		Year ended December 31,			December 31,
		2006		2005		2006		2005
		(000's Omitted)
Statutory-basis amounts	$	$ (9,075)	$	$ 18,331	$	$ 327,083	$	$ 336,939
Add (deduct) adjustments:
Investments		8,945		(10,047)		12,579		36,964
Deferred acquisition costs		26,415		29,103		482,228		392,070
Non-admitted assets		--		--		147,487		104,265
Insurance reserves		24,458		(9,325)		(139,935)		(117,184)
Pension liability		722		(323)		1,976		(1,582)
Federal income taxes		(17,302)		(9,768)		(143,867)		(101,369)
Net income of subsidiaries		127		594		--		--
Surplus notes		9		9		(49,827)		(49,819)
Other, net		(5,252)		(593)		2,442		812
GAAP basis amounts	$	$ 29,047	$	$ 17,981	$	$ 640,166	$	$ 601,096
		=========		=========		=========		=========

NOTE 17 - SURPLUS

Unassigned surplus represents the undistributed and unappropriated amount of surplus at the statement date.  The cumulative effect related to the portion of unassigned surplus represented or reduced by each of the following items as of December 31:

		2006		2005
		(000's Omitted)
Unrealized gains on investments	$	$ 16,213	$	$ 1,888
Nonadmittedassetvalues		(147,487)		(104,265)
Asset valuation reserves		(36,242)		(27,106)


CARILLON LIFE ACCOUNT
PART C: OTHER INFORMATION

Item 26.  Exhibits

a.	Resolutions Establishing Carillon Life Account [1]
b.	Custodian Agreements -- None
c. (1)	Underwriting Contract [2]
(2)	Form of Selling Agreement [2]
d. (1)	Specimen of Policy [1]
(2)	Riders and Endorsements:
Term Insurance Rider for Other Insured Persons [1]
Schedule Increase Option Rider for the Insured [1]
Enhanced Death Benefit Rider [1]
Guaranteed Insurability Option Rider [1]
Accidental Death Benefit Rider [1]
Children's Insurance Rider [1]
Total Disability Benefit Rider [1]
No Lapse Rider [1]
Insurance Exchange Rider [1]
Accelerated Benefit Rider [1]
Monthly Deduction Endorsement [1]
Accounting Benefit Rider [1]
Supplemental Coverage Rider [1]
e.	Form of Application for Policy [1]
f.	Amended Articles of Incorporation and Code of Regulations [1]
g.	Forms of Reinsurance Contracts -- None
h.	Forms of Participation Agreements
Scudder Variable Series I (formerly Scudder Variable Life Insurance Fund, Inc.) [1]
American Century Variable Portfolios, Inc. (formerly TCI Portfolios, Inc.) [1]
MFS Variable Insurance Trust [1]
AIM Variable Insurance Funds [1]
Franklin Templeton Variable Insurance Products Trust [1]
Seligman Portfolios, Inc. [1]
Universal Institutional Funds, Inc. [1]
Alger American Fund [1]
Oppenheimer Variable Account Funds [3]
Agreements and Form of Amendment for Calvert Variable Series, Inc. [4,5]
Variable Insurance Products Trust (Fidelity) [4]
Agreement and Form of Amendment for Third Avenue Variable Series Trust [4,6]
Summit Mutual Funds, Inc. [4]
i.	Administrative Contracts [2]
j.	Other Material Contracts -- None
k.	Opinion and Consent of Counsel
l.	Actuarial Opinion as to Illustrations
m.	Sample Calculations for Illustrations [3]
n.	Other Opinions -- Consents of Independent Auditors and Independent Registered Public Accounting Firms
o.	Omitted Financial Statements -- None
p.	Initial Capital Agreements -- None
q.	Memorandum describing Certain Procedures, filed pursuant to Rule 6e-3(T)(b)(12)(iii) [1]
r.	Powers of Attorney [2]
s.	Notice of Withdrawal Right for Policies [1]

1     Incorporated by reference to the Registrant's initial registration statement on Form N-6 (File No. 333-116386) filed April 30, 2004.
2      Incorporated by reference to Post-Effective Amendment No. 5 to Carillon Account Registration File No. 333-110336 Form N-4, filed February 27, 2007.
3      Incorporated by reference to Post-Effective Amendment No. 1 to Registrant's registration statement on Form N-6 (File No. 333-116386), filed April 26, 2005.
4      Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 for Carillon Account File No. 333-110336, filed April 20, 2007.
5     Incorporated by reference to Post-Effective Amendment No.1 to Ameritas Life Insurance Corp. Separate Account LLVL, File No. 333-76359, filed on March 1, 2000.
6     Incorporated by reference to Post-Effective Amendment No.2 to Ameritas Life Insurance Corp. Separate Account LLVL, File No. 333-76359, filed on April 11, 2001

Item 27.  Directors and Officers of The Union Central Life Insurance Company

Set forth below is a list of the directors and executive officers of The Union Central Life Insurance Company and the position held with the Company by each person.

Name and Principal	Position and Offices
Business Address	with Depositor
John H. Jacobs*	Director, Chairman of the Board and Chief Executive Officer
Gary T. Huffman*	Director, President and Chief Operating Officer
James M. Anderson*	Director
Michael S. Cambron*	Director
Richard H. Finan*	Director
Michael A. Fisher*	Director
Francis V. Mastrianna, Ph.D.*	Director
Thomas E. Petry*	Director
Larry R. Pike*	Director
MyrtisH. Powell, Ph.D.*	Director
Dudley S. Taft*	Director
John M. Tew, Jr., M.D.*	Director
Robert C. Barth**	Senior Vice President and Chief Accounting Officer
Jan M. Connolly**	Senior Vice President
Arnold D. Henkel**	Senior Vice President, Individual Distribution
Paul J. Huebner**	Senior Vice President
Dale D. Johnson*	Senior Vice President and Corporate Actuary
William W. Lester**	Senior Vice President, Investments
Lisa A. Mullen*	Senior Vice President
Kevin W. O'Toole*	Senior Vice President
Robert-John H. Sands***	Senior Vice President
Janet L. Schmidt***	Senior Vice President, Human Resources
Steven R. Sutermeister*	Senior Vice President, Investments
Steven J. Valerius*	Senior Vice President

*          Principal Business Address: The Union Central Life Insurance Company, 1876 Waycross Road, Cincinnati, Ohio 45240
**        Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
***      Principal business address: Acacia Life Insurance Company, 7315 Wisconsin Avenue, 10th floor, West Tower, Bethesda, MD 20814

Item 28.  Persons Controlled by or Under Common Control with The Union Central Life Insurance Company or Carillon Life Account include:

Name of Corporation(state where organized)	Principal Business

UNIFI Mutual Holding Company(NE)	mutual insurance holding company
Ameritas Holding Company(NE)	stock insurance holding company
Acacia Life Insurance Company(DC)	stock life insurance company
Acacia Financial Corporation(MD)	holding company
Acacia Federal Savings Bank (DE)	federally chartered bank
Acacia Service Corp.(VA)	deposit solicitation
Calvert Group, Ltd. (DE)	holding company
Calvert Asset Management Company(DE)	asset management services
Calvert Shareholder Services, Inc.(DE)	administrative services
Calvert Administrative Services Company(DE)	administrative services
Calvert Distributors, Inc.(DE)	broker-dealer

Ameritas Life Insurance Corp.(NE)	stock life/health insurance company
Ameritas Variable Life Insurance Company(NE)	life insurance company
Ameritas Investment Corp.(NE)	securitiesbroker dealer and investment adviser owned by Ameritas Life Insurance Corp. (80%) and Centralife Annuities Service, Inc. (20%)
Ameritas Investment Advisors, Inc.(NE)	investment adviser
First Ameritas Life Insurance Corp. of New York(NY)	life insurance company
PathmarkAdministrators, Inc.(NE)	third-party administrator of dental and eye care insurance plans

The Union Central Life Insurance Company(OH)	stock life insurance company
Union Central Mortgage Funding, Inc. (OH)	mortgage loan and servicing
Summit Investment Partners, LLC(OH)	investment adviser
PBRA, Inc.(CA)	holding company
Price, Raffel & Browne Administrators, Inc (DE)	pension administration services
Summit Investment Partners, Inc.(OH)	investment adviser

Subsidiaries are indicated by indentations.  Ownership is 100% by the parent company except as noted.

Item 29.  Indemnification

Article 1701.13(E)(1) of the Ohio Revised Code provides in relevant part that a corporation may indemnify any person who is a party to a lawsuit or any other legal action other than one brought on behalf of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses and amounts paid in connection with a lawsuit or action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action had no reasonable cause to believe his conduct was unlawful.

Article VII of the Code of Regulations of The Union Central Life Insurance Company states that, "The Corporation shall, to the full extent not prohibited by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto.  The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other person whom it may indemnify pursuant thereto."

                Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  Principal Underwriters

(a)       Ameritas Investment Corp. ("AIC") which will serve as the principal underwriter for the variable annuity contracts issued through Carillon Account, also serves as the principal underwriter for variable life insurance contracts issued through Carillon Life, and serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL and First Ameritas Variable Life Separate Account and variable annuity contracts issued through Ameritas Variable Life Insurance Company Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA and First Ameritas Variable Annuity Separate Account.

The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

Name and Principal	Positions and Offices
Business Address	With Underwriter
JoAnnM. Martin *	Director, Chair & Senior Vice President
SaleneHitchcock-Gear*	Director, President & Chief Executive Officer
Gary R. McPhail**	Director, Senior Vice President
William W. Lester*	Director, Vice President & Treasurer
Gary T. Huffman***	Director
Billie B. Beavers****	Senior Vice President
Bruce D. Lefler****	Senior Vice President, Public Finance
Gregory C. Sernett*	Vice President, Chief Compliance Officer, and Assistant Secretary
Robert G. Lange*	Vice President, Secretary, & General Counsel
Michael M. VanHorne****	Senior Vice President

*           Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
**         Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
***       Principal business address:  The Union Central Life Insurance Company, 1876 Waycross Road, Cincinnati, Ohio 45240.
****     Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

  (c)        Compensation from the Registrant

Name of Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemptions	Brokerage Commissions	Compensation
Ameritas Investment Corp. (July 1, 2006 through December 31, 2006)	$2,337,677	0	0	$87,023
Carillon Investments, Inc. (January 1, 2006 through June 30, 2006)	$2,091,550	0	0	$79,652

Item 31.  Location of Accounts and Records

Our affiliate, Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, NE 68510, maintains physical possession of all accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules under that section.

Item 32.  Management Services

There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 33.  Fee Representation

The Union Central Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Union Central Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Carillon Life Account certifies that this Post-Effective Amendment meets all the requirements of effectiveness pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Cincinnati and the State of Ohio, on the 17th day of April, 2007.

CARILLON ACCOUNT
(Registrant)

THE UNION CENTRAL LIFE INSURANCE COMPANY
(Depositor)

By:                       John H. Jacobs 1
Chairman of the Board and Chief Executive Office

As required by the Securities Act of 1933, this Post Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on April 17, 2007

Signature	Title
John H. Jacobs [1]	Chairman of the Board and Chief Executive Officer
Gary T. Huffman [1]	Director, President and Chief Operating Officer
James M. Anderson [1]	Director
Michael S. Cambron [1]	Director
Richard H. Finan [1]	Director
Michael A. Fisher [1]	Director
Francis V. Mastrianna, Ph.D. [1]	Director
Thomas E. Petry [1]	Director
Larry R. Pike [1]	Director
MyrtisH. Powell, Ph.D. [1]	Director
Dudley S. Taft [1]	Director
John M. Tew, Jr., M.D. [1]	Director
_______________________	Senior Vice President and Chief Accounting Officer
Robert C. Barth
Christopher T. Lutz	Vice President, Controller and Treasurer

1     Signed by Robert C. Barth, under Power of Attorney executed effective as of February 23, 2007.


Exhibit Index

Exhibit

k     Opinion and Consent of Counsel
l      Actuarial Opinion as to Illustrations
n      Other Opinions -- Consents of Independent Auditors and Independent Registered Public Accounting Firms